AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 16, 2011

1933 ACT REGISTRATION NO. 333-170345

1940 ACT REGISTRATION NO. 811-21988

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
PRE-EFFECTIVE AMENDMENT NO. 2
POST-EFFECTIVE AMENDMENT NO.

AND

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
POST-EFFECTIVE AMENDMENT NO. 22
(CHECK APPROPRIATE BOX OR BOXES)

PRIAC VARIABLE CONTRACT ACCOUNT A

(Exact Name of Registrant)

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

(Name of Depositor)

280 TRUMBULL STREET

HARTFORD, CONNECTICUT 06103-3509

(860) 534-2000

(Address and telephone number of depositor’s principal executive offices)

ADAM SCARAMELLA

VICE PRESIDENT AND CORPORATE COUNSEL

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

200 WOOD AVENUE SOUTH

ISELIN, NJ 08830-2706

(Name and address of agent for service)

COPIES TO:

THOMAS C. SCHIAFFO

VICE PRESIDENT AND CORPORATE COUNSEL

280 TRUMBULL STREET

HARTFORD, CONNECTICUT 06103-3509

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

Title of Securities Being Registered:

Interests in Group and Individual Variable Annuity Contracts

PRUDENTIAL RETIREMENT SECURITY ANNUITY III

PROSPECTUS: SEPTEMBER 23, 2011

This prospectus describes the Prudential Retirement Security Annuity III, a flexible premium deferred annuity (the “Annuity” or “Contract”) offered by Prudential Retirement Insurance and Annuity Company (“PRIAC”, the “Company”, “we”, “our” or “us”) and the PRIAC Variable Contract Account A. The Annuity may be offered as an individual annuity contract or as an interest in a group annuity. When offered as an interest in a group annuity, “Contract” or “Annuity” also means any certificate providing rights and benefits to a person to whom the certificate is issued. The Annuity or certain of its investment options or features may not be available in all states. Various rights and benefits may differ between states to meet applicable laws and regulations.

The Annuity is sold by PRIAC exclusively to fund individual retirement accounts within the meaning of Section 408(a) (“IRA”) and Section 408A (“Roth IRA”) of the Internal Revenue Code of 1986, as amended (the “Code”), that are for the benefit of individuals electing a direct rollover from Retirement Plans funded with a PRIAC group annuity that provides for the transfer to this Contract of the Prudential IncomeFlex Target guaranteed minimum withdrawal benefit the Participant has under the Retirement Plan. We may require the custodian of the individual retirement account(s) be our designated affiliate. Eligible investors, in addition to such direct rollover amounts, may contribute additional Purchase Payments to the Annuity subject to our underwriting guidelines and the Code. If you transfer assets to both an IRA and Roth IRA under this Annuity, your Retirement Plan guaranteed values will be divided and proportionally reduced among the IRA and Roth IRA. You will receive separate Contracts describing the features and benefits of each Contract and the guaranteed values associated with each Contract will be calculated separately. If you have more than one Retirement Plan Prudential IncomeFlex Target Benefit, we may limit your ability to transfer and combine the guaranteed values associated with multiple Retirement Plan Prudential IncomeFlex Target Benefits.

If you are purchasing the Annuity as a replacement for existing variable annuity or variable life coverage, you should consider, among other things, any surrender or penalty charges you may incur when replacing your existing coverage. Before purchasing this Annuity, you also should consider whether its features and benefits meet your needs and goals. In particular, you should consider the relative features, benefits and costs of this Annuity compared with those in your Retirement Plan or elsewhere before transferring assets from the plan to this Annuity. PRIAC is a wholly-owned subsidiary of The Prudential Insurance Company of America.

PLEASE READ THIS PROSPECTUS

This prospectus describes important features of the Annuity and what you should consider before purchasing it. Please read this prospectus before purchasing the Annuity and keep it for future reference. The accompanying prospectuses for the underlying mutual fund(s) contain important information about the mutual fund(s). When you invest in a Variable Investment Option, you should read the underlying mutual fund prospectus and keep it for future reference.

THE FUNDS

The Annuity offers a Variable Investment Option, a sub-account of the PRIAC Variable Contract Account A, that invests in an underlying mutual fund portfolio. The sub-account invests in the Prudential Asset Allocation Fund of the Prudential Investment Portfolios, Inc.

The fund available under this Contract may also be available for direct purchase outside of an annuity or life insurance contract. If you purchase shares of the fund directly from a broker-dealer or mutual fund company, you will not pay contract or separate account charges, but you also will not have annuity options or insurance features available. Because of these additional contract and separate account charges, you should refer only to return information regarding the fund available through PRIAC, rather than to information that may be available through alternate sources.

The tax advantages available with this Contract may exist solely from its purchase through retirement plans or accounts qualifying for federal tax benefits under Section 408(a) and/or Section 408A of the Code. In contrast to many variable annuities, because this Contract can invest in a fund available to the general public, if the Contracts are not issued or purchased through one of these types of retirement plans, the taxes on gains may not be deferred. You should carefully consider the advantages and disadvantages of owning a variable annuity in a tax-qualified plan, as well as the costs and benefits of the Contract (including annuity income), before you purchase the Contract in a tax-qualified plan.

TO LEARN MORE ABOUT PRUDENTIAL RETIREMENT SECURITY ANNUITY III

To learn more about the Prudential Retirement Security Annuity III, you can request a copy of the Statement of Additional Information (SAI) dated September 23, 2011. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. PRIAC may also file other reports with the SEC. All of these filings can be reviewed and copied at the SEC’s offices, and can also be obtained from the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549. (See SEC file number 333-170345). You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. The SEC also maintains a Web site (http://www.sec.gov) that contains the Prudential Retirement Security Annuity III SAI, material incorporated by reference, and other information regarding registrants that file electronically with the SEC. The Table of Contents of the SAI is set forth in Section 10 of this prospectus.

For a free copy of the SAI, call us at (877) 778-2100, or write to us at Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789.

THE SEC HAS NOT DETERMINED THAT THIS CONTRACT IS A GOOD INVESTMENT, NOR HAS THE SEC DETERMINED THAT THIS PROSPECTUS IS COMPLETE OR ACCURATE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE. INVESTMENT IN A VARIABLE ANNUITY CONTRACT IS SUBJECT TO RISK, INCLUDING THE POSSIBLE LOSS OF YOUR MONEY. AN INVESTMENT IN THE ANNUITY IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

PRUDENTIAL FINANCIAL AND THE ROCK PRUDENTIAL LOGO ARE REGISTERED SERVICE MARKS OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA, NEWARK, NJ, AND ITS AFFILIATES.

(i)

(ii)

PART I – SUMMARY

PRUDENTIAL RETIREMENT SECURITY ANNUITY III PROSPECTUS

GLOSSARY

We have tried to make this prospectus as easy to read and understand as possible. By the nature of the Contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. Certain terms within this prospectus are described within the text where they appear.

Accumulation Phase: The period that begins with the Contract Date (which we define below) and ends on your Annuity Date (defined below), or earlier if the Contract is terminated through a full withdrawal or payment of a Death Benefit.

Adjusted Contract Value: When you begin receiving Annuity Payments, the value of your Contract minus any charge we impose for premium taxes.

Annual Guaranteed Withdrawal Amount: Under the terms of the Prudential IncomeFlex Target Benefit, an amount that you may withdraw each Birthday Year as long as you live (if the optional Spousal Benefit is elected, then until the last to die of the Participant and your spouse). The Annual Guaranteed Withdrawal Amount is set initially as a percentage of the Income Base, but will be adjusted to reflect subsequent Purchase Payments, Excess Withdrawals and any Step-Up. If you locked-in your Annual Guaranteed Withdrawal Amount in your retirement plan, the initial Annual Guaranteed Withdrawal Amount for this Annuity will be the Retirement Plan Annual Guaranteed Withdrawal Amount. We may refer to this amount as the “Lifetime Annual Withdrawal Amount” in materials other than this prospectus.

Annuitant: The person whose life determines the amount of Annuity Payments that will be paid.

Annuity Date: The date you elect to begin Annuity Payments (annuitization). We define Annuity Payments below.

Annuity Options: Options under the Contract that define the frequency and duration of Annuity Payments. In your Contract, we also refer to theses as payout Annuity Payout Options. See Section 3, “What Kind Of Payments Will I Receive During The Annuity Phase?”

Annuity Payments: Payments made on or after your Annuity Date in accordance with the Annuity Option you select. Annuity Payments under the payout or Annuity Options are not considered to be withdrawals for any purposes, including withdrawals under the Prudential IncomeFlex Target Benefit. For more information about guaranteed withdrawals, see “Withdrawals Under The Prudential IncomeFlex Target Benefit” in Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

Annuity Phase: The period that begins with the Annuity Date and ends when there are no further Annuity Payments due under the Annuity Option you select.

Beneficiary: The person(s) or entity you have chosen to receive the Death Benefit.

Birthday: Each anniversary of the Participant’s date of birth. If this date is not a Business Day, then the Birthday will be the last Business Day immediately preceding the anniversary of the Participant’s date of birth.

Birthday Year: Each year beginning on the Participant’s Birthday and ending on the last Business Day preceding the next Birthday.

Business Day: A day on which the New York Stock Exchange is open for business. A Business Day ends as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern Time). Our Business Day may close earlier than 4:00 p.m. Eastern Time, for example, if regular trading on the New York Stock Exchange closes early.

Code: The Internal Revenue Code of 1986, as amended.

Contract Date: The date we accept your initial Purchase Payment and all necessary paperwork in Good Order at the Prudential Retirement Service Center. Contract anniversaries are measured from the Contract Date. A Contract year starts on the Contract Date or on a Contract anniversary.

Contract Owner, Owner or You: The person entitled to the ownership rights under the Contract. With an annuity issued as a certificate under a group annuity contract, the person to whom the certificate is issued evidencing his or her rights and benefits in the certificate.

Contract Value: The total value of your Contract, equal to the sum of the value of your investment in the investment option. Your Contract Value will go up or down based on the performance of the investment option.

Contribution Source: Refers to whether assets are Roth or Non-Roth Contributions.

Conversion(s): The transfer of funds between an IRA and Roth IRA under this Annuity. Conversions are allowed under this Annuity as permitted by the Code.

Death Benefit: If a Death Benefit is payable, the Beneficiary you designate will receive the Contract Value. See Section 4, “What Is The Death Benefit?”

Excess Withdrawals: Withdrawals in each Birthday Year in excess of the Annual Guaranteed Withdrawal Amount. Each Excess Withdrawal reduces your Income Base and thus your Annual Guaranteed Withdrawal Amount in the same proportion as the Contract Value was reduced by the Excess Withdrawal. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

Good Order: An instruction received at the Prudential Retirement Service Center, utilizing such forms, signatures and dating, as we require which is sufficiently clear that we do not need to exercise any discretion to follow such instruction.

Guaranteed Withdrawal Percentage: The percentage of the Income Base used to determine the Annual Guaranteed Withdrawal Amount. The Guaranteed Withdrawal Percentage applied at Lock-In Date is used for purposes of determining your Status when transferring funds among the IRA and Roth IRA. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

Highest Birthday Value: For purposes of determining the Income Base, the initial highest Birthday Value is the adjusted Retirement Plan Highest Birthday Value on the Contract Date, and thereafter the highest Contract Value attained on each Birthday, until the Lock-In Date. This value is adjusted for withdrawals and subsequent Purchase Payments. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

Income Base: The Income Base is used to determine the Annual Guaranteed Withdrawal Amount. Your Income Base is equal to the greater of: (A) the Highest Birthday Value or (B) the Contract Value when you lock in your Annual Guaranteed Withdrawal Amount (that is, the Contract Value on the Business Day prior to the Lock-In Date). Thereafter, the Income Base may increase or decrease, resulting from additional Purchase Payments, Excess Withdrawals and/or Step-Up Amounts. Prior to the Lock-In Date, it equals your Highest Birthday Value and is only determined for reference purposes.

Individual Retirement Account (IRA): A tax qualified individual retirement account within the meaning of Section 408(a) of the Code, which is invested in the Variable Investment Option used to provide our guarantees under this Annuity. Such IRA is subject to eligibility requirements, contribution limits and other tax particulars as specified in the Code. We may require that the custodian of the IRA funded by the Annuity be our designated affiliate. This Contract is issued as a nonqualified annuity. In order for it to be used for an IRA, the Contract must be issued to a custodial account established as an IRA.

Lock-In Date: The date you make your election to lock in your Annual Guaranteed Withdrawal Amount under this Annuity. You must attain age 55 to select a Lock-In Date (both you and your spouse must attain age 55 to select a Lock-In Date for the Spousal Benefit).

Non-Roth Contributions: Pre-tax and post- tax deferrals and contributions made under your Retirement Plan, other than Roth Contributions.

Participant: A Participant in a Retirement Plan with the Prudential IncomeFlex Target Benefit who has or had a Retirement Plan Withdrawal Benefit that is transferred to this Annuity pursuant to a contractual conversion privilege. Participant does not include a spouse eligible for a Retirement Plan Spousal Benefit.

Prudential IncomeFlex Target® Benefit or Incomeflex Target Benefit: A standard feature of the Annuity that guarantees your ability to withdraw a percentage of an initial notional value called the Income Base for your life if certain conditions are satisfied. A charge for this guarantee is deducted from the value of your investment options.

Prudential Retirement Service Center: For general correspondence or express overnight mail: Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789. The phone number is (877) 778-2100. Prudential’s Web site is www.prudential.com/online/retirement.

Purchase Payments: The amount of money you pay us to purchase the Contract initially and any amounts deposited as additional Purchase Payments after the Contract Date, including payments allocated from other investment options and contracts. Generally, subject to limits of the Code and, if applicable, your custodial account agreement, you can make additional Purchase Payments at any time during the Accumulation Phase.

Recharacterization(s): The redefining of a transfer made to an individual retirement account as having been made or transferred instead to another type of individual retirement account. You may elect to recharacterize funds transferred from an IRA to a Roth IRA via a Conversion and have those funds treated as if transferred initially to the IRA. You may also elect to recharacterize Purchase Payments made to your IRA or Roth IRA and have those Purchase Payments treated as if made instead to your Roth IRA or IRA, respectively. Recharacterizations are allowed under this Annuity as permitted by the Code.

Retirement Plan: An employment based retirement plan funded with a PRIAC group annuity that permits the Participant or his or her spouse to transfer to this Contract the Retirement Plan Prudential IncomeFlex Target Benefit.

Retirement Plan Active Eligible Investments: The investments required to be used in order to receive guarantees under the Retirement Plan IncomeFlex Target Benefit. Retirement Plan Active Eligible Investments includes investments funded with Roth Contribution and Non-Roth Contribution sources.

Retirement Plan Annual Guaranteed Withdrawal Amount: Your Annual Guaranteed Withdrawal Amount as determined under the Retirement Plan Prudential IncomeFlex Target Benefit.

Retirement Plan Guaranteed Withdrawal Percentage: The percentage of the Retirement Plan Income Base used to determine the Retirement Plan Annual Guaranteed Withdrawal Amount. If you elect the Spousal Benefit, then the age of the younger of you and your spouse would be used to determine this percentage. The Retirement Plan Guaranteed Withdrawal Percentage applied on the Retirement Plan Lock-In Date is used for purposes of determining your Status when transferring and combining multiple Retirement Plan IncomeFlex Target Benefits. See “Multiple Retirement Plans – Transfer of Guaranteed Values” in Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

Retirement Plan Highest Birthday Value: The Highest Birthday Value as determined under the Retirement Plan Prudential IncomeFlex Target Benefit.

Retirement Plan Lock-In Date: The guaranteed withdrawal lock-in date, determined under the Retirement Plan Prudential IncomeFlex Target Benefit.

Retirement Plan Income Base: The Income Base as determined under the Retirement Plan Prudential IncomeFlex Target Benefit.

Retirement Plan Prudential Incomeflex Target Benefit: The Prudential IncomeFlex Target guaranteed withdrawal benefit as offered through a Retirement Plan.

Retirement Plan Spousal Benefit: The Participant’s “spousal benefit” as determined under the Retirement Plan Prudential IncomeFlex Target Benefit.

Roth Contribution: After-tax Roth deferrals and contributions made under your Retirement Plan.

Roth Individual Retirement Account (Roth IRA): A tax qualified retirement investment under Section 408A of the Code, as amended, which is invested in the Variable Investment Option used to provide our guarantees under this Annuity. Such contract is subject to eligibility requirements, contribution limits and other tax particulars as specified in the Code. This Contract is issued as a nonqualified annuity. In order for it to be used for a Roth IRA, the Contract must be issued to a custodial account established as a Roth IRA.

Separate Account: Purchase Payments allocated to the Variable Investment Option are held by us in a separate account called the PRIAC Variable Contract Account A. The Separate Account is set apart from all of the general assets of PRIAC.

Spousal Benefit: An optional version of the Prudential IncomeFlex Target Benefit which, if elected and certain conditions are satisfied, extends guaranteed withdrawals until the last to die of you and your spouse. While there is no additional charge for this version of the benefit, any Annual Guaranteed Withdrawal Amounts will be less than if you had not elected it.

Status: For purposes of determining the transfer of guaranteed values from multiple Retirement Plans to this Annuity or between the IRA and Roth IRA, your status is based upon the Guaranteed Withdrawal Percentage applicable to each Retirement Plan or Contract.

Statement of Additional Information: A document containing certain additional information about the Prudential Retirement Security Annuity III. We have filed the Statement of Additional Information with the Securities and Exchange Commission and it is legally a part of this prospectus. To learn how to obtain a copy of the Statement of Additional Information, see the front cover of this prospectus.

Step-Up Amount: The excess, if any, of the Contract Value over the Income Base, determined annually as of the Step-Up Date.

Step-Up Date: After the Lock-In Date, the Business Day that immediately precedes your Birthday

Tax Deferral: This is a way to increase your assets without currently being taxed. Generally, you do not pay taxes on your Contract earnings until you take money out of your Contract. You should be aware that the only way to receive Tax Deferral for the value in this Contract is for it to be held in a tax-favored plan (an employment based retirement plan or individual retirement account), which provides Tax Deferral regardless of whether it invests in annuity contracts. See Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity III?”

Variable Investment Option: When you choose a Variable Investment Option, we purchase shares of the underlying mutual fund, which we may refer to as a fund or portfolio, that are held as an investment for that option. We hold these shares in the Separate Account. The division of the Separate Account of PRIAC that invests in a particular mutual fund is referred to in your Contract as a sub-account.

SUMMARY OF CONTRACT EXPENSES

The purpose of this summary is to help you to understand the costs you will pay for the Prudential Retirement Security Annuity III. The following tables describe the fees and expenses you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses you will pay when you buy the Contract, surrender the Contract, or transfer cash value between investment options.

For more detailed information, including additional information about current and maximum charges, see Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity III?” The accompanying individual mutual fund prospectus contains detailed expense information about the underlying mutual fund.

CONTRACT OWNER TRANSACTION EXPENSES
Charge For Premium Tax Imposed On Us By Certain States/Jurisdictions [1]
(As a Percentage of Contract Value)	0% to 3.5%

1	For additional information see “Taxes Attributable to Premium” in Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity III?”

PERIODIC ACCOUNT EXPENSES
The table below describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including underlying mutual fund fees and expenses.
	Current	Maximum
Annual Contract Fee [2]	$0	$150

Insurance And Administrative Expenses (As a percentage of average daily net assets of the sub-accounts)
Insurance and Administrative Charge [3]	0.65%	1.75%
IncomeFlex Target Benefit [4]	1.00%	1.50%
Total Annual Charge with the IncomeFlex Target Benefit [5]	1.65%	3.25%

2	Currently, we waive this fee. As shown in the table, we can increase this fee in the future up to a maximum of $150, but we have no current intention to do so.
3	As shown in the table, we can increase this charge up to a maximum of 1.75%, but we have no current intention to do so. We will give you written notice before increasing this charge.
4	As shown in the table, we can increase this charge up to a maximum of 1.50%, but we have no current intention to do so. Any increase in this charge would apply only to new Purchase Payments and Step-Up transactions after the effective date of the increase. We will give you written notice before increasing this charge.
5	The total annual charge is the sum of the insurance and administrative charge and the charge for the base IncomeFlex Target Benefit.

TOTAL ANNUAL MUTUAL FUND OPERATING EXPENSES

The next item shows the operating expenses charged by the underlying mutual fund, which are deducted from the underlying mutual fund assets, including management fees and other expenses that you may pay periodically during the time that you own the Contract. More detail on the underlying mutual fund’s fees and expenses is contained below and in the fund’s prospectus. The total operating expenses depicted below are based on historical fund expenses, as of the fiscal year ended, September 30, 2010, for Class Z shares of the Prudential Asset Allocation Fund (the “Prudential Fund”). Fund expenses are not fixed or guaranteed by the Prudential Retirement Security Annuity III Contract, and may vary from year to year.

Total Annual Underlying Mutual Fund Operating Expense	1.00%

UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES Annual Portfolio Operating Expenses (expenses that are deducted from portfolio assets, in %)
	Management Fees	Other Expenses	Total Annual Portfolio Operating Expenses
Prudential Asset Allocation Fund (Class Z)	0.65%	0.35%	1.00%

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EXPENSE EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Separate Account annual expenses, and underlying mutual fund fees and expenses without any reduction for fee waivers or expense reimbursements.

The example assumes that you invest $10,000 in the Contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the mutual funds, for their most recent fiscal year end, which do not reflect any expense reimbursements or waivers. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as indicated in the tables that follow.

EXPENSES WITH PRUDENTIAL INCOMEFLEX TARGET BENEFIT

This example assumes the following:

■	You invest $10,000 in Prudential Retirement Security Annuity III;
■	You allocate all of your assets to the Variable Investment Option, which has the maximum total operating expenses;
■	Your investment has a 5% return each year;
■	The mutual fund’s total operating expenses remain the same each year;
■	No tax charge applies;
■	We charge the maximum Periodic Account Expenses, rather than the current charges; and
■	No reduction for fee waivers or expense reimbursements.

EXAMPLE:
1 yr	3 yrs	5 yrs	10 yrs
$573	$1,706	$2,822	$5,539

THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. PREMIUM TAXES ARE NOT REFLECTED IN THIS EXAMPLE. DEPENDING ON THE STATE YOU LIVE IN, A CHARGE FOR PREMIUM TAXES MAY APPLY. YOUR ACTUAL FEES WILL VARY BASED ON THE AMOUNT OF YOUR CONTRACT AND YOUR SPECIFIC ALLOCATION(S). THIS EXAMPLE DOES NOT REFLECT MINIMUM INITIAL PURCHASE PAYMENT REQUIREMENTS. PLEASE SEE SECTION 6, “HOW CAN I PURCHASE THE PRUDENTIAL RETIREMENT SECURITY ANNUITY III?”

FINANCIAL STATEMENTS

The financial statements of PRIAC and the Separate Account are included in the Statement of Additional Information (SAI). For a free copy of the SAI, call us at (877) 778-2100, or write to us at Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789. There has been no investment in any class of accumulation units derived from Contracts issued by the Registrant. Therefore, no table of accumulation unit values has been included in this prospectus.

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SUMMARY FOR SECTIONS 1 – 10

For a more complete discussion of the following topics, see the corresponding section in Part II of the prospectus.

SECTION 1: What Is The Prudential Retirement Security Annuity III?

The Prudential Retirement Security Annuity III is a variable annuity contract issued by PRIAC. The Contract is between you, the Owner, and us, the insurance company. The Contract allows you to invest assets contributed to a custodial IRA or custodial Roth IRA in the Contract, which provides a Variable Investment Option, certain withdrawal and annuity benefits and a Death Benefit. The Contract is intended for retirement savings or other long-term investment purposes. The Contract may be offered as an individual contract or interest in a group annuity.

You can invest your money in the Variable Investment Option available under the Contract, which offers the opportunity for a favorable return that can increase your Contract Value. However, this is NOT guaranteed. It is possible, due to market changes, that your Contract Value may decrease. This Contract is issued as a nonqualified annuity. In order for it to be used for an IRA or Roth IRA, the Contract must be issued to a custodial account established as an IRA or Roth IRA.

The Contract, like all deferred annuity contracts, has two phases: the Accumulation Phase and the Annuity Phase. During the Accumulation Phase, if you have purchased this Annuity through an IRA, any earnings grow on a tax-deferred basis and are generally taxed as income only when you make withdrawals, including withdrawals under the Prudential IncomeFlex Target Benefit. If you purchased this Annuity through a Roth IRA, any earnings grow on a tax-deferred basis. Qualified distributions are generally federal income tax free (state treatment may vary). A distribution is a qualified distribution if it occurs after 5 tax years after contributing to a Roth IRA and the owner is either age 59 1/2, dies, is disabled or is a first time home buyer ($10,000 lifetime limit). For distributions that are not qualified distributions, amounts are generally taxed as income only when you make withdrawals of earnings, including withdrawals under the Prudential IncomeFlex Target Benefit, and a 10% tax penalty may apply. The Annuity Phase starts when you begin receiving Annuity Payments from your Contract. The amount of money you are able to accumulate in your Contract during the Accumulation Phase will help determine the amount you will receive during the Annuity Phase. Other factors will affect the amount of your payments, such as age, and the payout option you select.

You may only establish one IRA and one Roth IRA under this Annuity. If you establish both an IRA and a Roth IRA, you will receive separate Contracts describing the features and benefits of each and the guaranteed values associated with each Contract will be calculated separately.

We may amend the Contract as permitted by law. For example, we may add new features to the Contract. Subject to applicable law, we will determine whether or not to make such Contract amendments available to Contracts that already have been issued.

If you change your mind about owning the Prudential Retirement Security Annuity III, you may cancel your Contract and request a refund within a certain period of time known as the “free look” period. The free look period is ten (10) days, measured from the date you receive the Contract, and is dictated by State law. Depending on the state in which you purchased the Annuity, the free look period may be longer. In addition to the “free look” period, the Code requires that we provide you with a “revocation period” of seven (7) days from when you purchase this Contract and establish an IRA or Roth IRA. The IRS revocation period runs concurrent with any free look period required by State law. See Section 9 “What Are the Tax Considerations Associated with the Prudential Retirement Security Annuity III?”

You can request a refund during the free look period by returning the Contract either to the representative who sold it to you, or to the Prudential Retirement Service Center at the address shown on the first page of this prospectus. Generally you will receive a refund equal to your Contract Value, as of the date you surrendered your Contract, less applicable federal and state income tax withholding. If however, we are required by applicable State law or the Code, in the case of an IRA or Roth IRA, to return Purchase Payments, we will return the greater of the Contract Value or the amount of your total Purchase Payments, less applicable federal and state income tax withholding.

SECTION 2: What Investment Option Can I Choose?

You can invest your money in the Variable Investment Option. To assist you in evaluating the option, we have classified it according to its investment style. Additionally, we have provided a brief description of the portfolio’s investment objective and key policies, which is set forth in Section 2.

The fund underlying the Variable Investment Option available under this Contract may also be available for direct purchase outside of an annuity or life insurance contract. If you purchase shares of the fund directly from a broker-dealer or mutual fund company, you will not pay contract or separate account charges, but you also will not have annuity options or insurance features available. Because of these additional contract and separate account charges, you should refer only to return information regarding the fund available through PRIAC, rather than to information that may be available through alternate sources.

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Depending upon market conditions, you may earn or lose money in the option. Your Contract Value will fluctuate with the investment performance of the mutual fund portfolio underlying the Variable Investment Option. Past performance is not a guarantee of future results.

SECTION 3: What Kind Of Payments Will I Receive During The Annuity Phase? (Annuitization)

During the Annuity Phase, commonly called “annuitization,” you may choose from several annuity payment options, including guaranteed payments for life with period certain. Once you begin receiving regular Annuity Payments, you generally cannot change your payment plan.

Note that during the Accumulation Phase, the Prudential IncomeFlex Target Benefit (discussed in Section 5) also provides guaranteed minimum income protection for your life in the form of guaranteed withdrawals. These guaranteed withdrawals do not require annuitization.

SECTION 4: What Is The Death Benefit?

If the Owner dies before the Annuity Phase of the Contract begins, the person(s) or entity chosen as Beneficiary generally will receive the Contract Value.

SECTION 5: What Is The Prudential IncomeFlex Target® Benefit?

The Prudential IncomeFlex Target Benefit guarantees your ability to withdraw a designated amount from the Annuity annually, subject to our rules regarding the timing and amount of withdrawals. This Annual Guaranteed Withdrawal Amount is equal to a percentage of a notional value (called the “Income Base”), regardless of the impact of market performance on your actual Contract Value. This benefit is designed to provide an annual withdrawal amount for life. You must attain age 55 before starting Prudential IncomeFlex Target Benefit guaranteed withdrawals (both you and your spouse must attain age 55 to begin guaranteed withdrawals with the Spousal Benefit).

The Prudential IncomeFlex Target Benefit is a standard feature of the Annuity that applies to the Annuitant automatically. The Spousal Benefit is optional. If you elect the Spousal Benefit, you may not change your mind, and your Annual Guaranteed Withdrawal Amount will be less than if you had not elected it. If you elected the Retirement Plan Spousal Benefit, then you will automatically receive the Spousal Benefit under this Contract. If you purchase this Contract on or after your Retirement Plan Lock-In Date, you may not add or remove the Spousal Benefit upon or after purchasing this Contract. For additional information about the fees for the Prudential IncomeFlex Target Benefit, see “Summary of Contract Expenses” and Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity III?”

SECTION 6: How Can I Purchase The Prudential Retirement Security Annuity III?

The Contract is available only to investors transferring funds directly from a Retirement Plan in which they have a Retirement Plan Prudential IncomeFlex Target Benefit to an IRA and/or Roth IRA. We may require the custodian of the individual retirement account(s) be our designated affiliate. You can purchase this Contract, unless we agree otherwise and subject to our rules, with a minimum initial Purchase Payment of $20,000. If you transfer funds to both an IRA and a Roth IRA, the minimum Purchase Payment of $20,000 must be met for each. You must get our prior approval for any initial and additional Purchase Payment of $1 million or more, unless we are prohibited under applicable law from insisting on such prior approval. Generally, subject to the Code, you can make additional Purchase Payments at any time during the Accumulation Phase of the Contract. Our Retirement Investment Counselors can help you fill out the proper forms. This Contract is issued as a nonqualified annuity. In order for it to be used for an IRA or Roth IRA, the Contract must be issued to a custodial account established as an IRA or Roth IRA.

Absent our prior approval, we may also temporarily suspend the right to make certain additional Purchase Payments during the 90-day period following an Excess Withdrawal or any withdrawal before the Lock-In Date.

SECTION 7: What Are The Expenses Associated With The Prudential Retirement Security Annuity III?

The Contract has insurance features and investment features, and there are costs related to each.

■	Contract Charge: Each year we may impose a Contract maintenance charge of up to $150.00.
■

Insurance and Administrative Charge: We impose an asset-based charge to cover expenses and certain insurance risks. We deduct this charge daily from the net asset value of the Variable Investment Option.

■

Prudential IncomeFlex Target Benefit Charge: We impose an asset-based charge for the Prudential IncomeFlex Target Benefit. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?” This charge compensates us for the costs and risks we assume in providing the benefit. We deduct this charge daily from the net asset value of the Variable Investment Option.

■	Fund Expenses: You will bear the expenses associated with the underlying mutual fund that is deducted from the underlying fund’s assets.

For more information, including details about other possible charges under the Contract, see “Summary Of Contract Expenses” and Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity III?”

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SECTION 8: How Can I Access My Money?

You generally may withdraw money at any time during the Accumulation Phase. You may, however, be subject to income tax. If you make a withdrawal prior to age 59 1/2, you also may be subject to an additional tax penalty.

This Contract provides an insurance benefit, called the Prudential IncomeFlex Target Benefit, under which we guarantee that certain amounts will be available to you for withdrawal, regardless of market-related declines in your Contract Value. You are not required to withdraw these guaranteed amounts.

SECTION 9: What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity III?

This Contract is offered to fund certain individual retirement accounts.

Generally, all or a portion of amounts withdrawn either as a lump sum or as regular payments are taxed as ordinary income. Because this Contract is issued as a nonqualified annuity, the Contract must be issued to a custodial account established as an IRA or Roth IRA. Generally, all amounts withdrawn from IRAs and withdrawals of earnings from Roth IRAs (excluding qualified distributions from Roth IRAs) are taxable and subject to a 10% penalty if withdrawn prior to age 59 1/2.

The tax advantages available with this Contract may exist solely from its purchase through retirement plans or accounts qualifying for federal tax benefits under section 408(a) and 408A of the Code. In contrast to many variable annuities, because this Contract can invest in a fund available to the general public, if the Contracts are not issued or purchased through one of these types of retirement accounts, the taxes on gains may not be deferred. You should carefully consider the advantages and disadvantages of owning a variable annuity in a tax-qualified plan, as well as the costs and benefits of the Contract (including annuity income), before you purchase the Contract in a tax-qualified account.

SECTION 10: Other Information

This Contract is issued by Prudential Retirement Insurance and Annuity Company, a wholly-owned subsidiary of The Prudential Insurance Company of America. The Contract is sold through registered representatives of an affiliated broker/dealer.

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PART II SECTIONS 1 – 10

PRUDENTIAL RETIREMENT SECURITY ANNUITY III PROSPECTUS

1: WHAT IS THE PRUDENTIAL RETIREMENT SECURITY ANNUITY III?

The Prudential Retirement Security Annuity III is a contract between you, the Owner, and us, the insurance company. The Prudential Retirement Security Annuity III is a variable annuity contract issued by PRIAC. Under your Contract, in exchange for your payment to us, we promise to pay you a guaranteed stream of payments upon annuitization that can begin any time after the first Contract anniversary. Your Annuity is in the Accumulation Phase until you decide to begin receiving these Annuity Payments. Annuity Payments are made on or after your Annuity Date in accordance with the Annuity Option you select. The date you elect to begin receiving Annuity Payments is the Annuity Date. On the Annuity Date, your Contract switches to the Annuity Phase. The Contract also permits you to make guaranteed withdrawals during the Accumulation Phase. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?,” for further details. These withdrawals are different than Annuity Payments.

This Annuity contract does not benefit from Tax Deferral, unlike many Annuity contracts that generally do when sold outside a tax-favored plan (these annuity contracts are generally referred to as non-qualified annuities). Tax Deferral means that you are not taxed on earnings or appreciation on the assets in your Contract until you withdraw money from your Contract. This Annuity is only offered to fund certain IRAs and Roth IRAs, which generally provide Tax Deferral without investing in an annuity contract. If this Contract were offered outside of such tax qualified accounts, you would not receive Tax Deferral. Before purchasing this Annuity, you should consider whether its features and benefits, including the income and Death Benefits, meet your needs and goals. You should consider the relative features, benefits and costs of this Annuity compared with any other investments or benefits available through your retirement plan or elsewhere.

The Prudential Retirement Security Annuity III is a variable annuity contract. This means that during the Accumulation Phase, you can allocate your assets to the available Variable Investment Option. The amount of money you are able to accumulate in your Contract during the Accumulation Phase depends upon the investment performance of the underlying mutual fund associated with the Variable Investment Option. Because the underlying mutual fund’s portfolio fluctuates in value depending upon market conditions, your Contract Value (the total value of your Contract, equal to the sum of the value of your investment in the investment option) can either increase or decrease. This is important, since the amount of the Annuity Payments you receive during the Annuity Phase depends upon the value of your Contract at the time you begin receiving payments.

You are the Owner of the Contract, as the individual for whom the IRA and/or Roth IRA is established. You generally have all the decision-making rights under the Contract. You will also be the Annuitant. The Owner is the person who receives the Annuity Payments when the Annuity Phase begins. The Annuitant is the person whose life is used to determine the amount of these payments and how long (if applicable) the payments will continue once the Annuity Phase begins. On or after the Annuity Date, the Annuitant may not be changed.

You may only establish one IRA and one Roth IRA under this Annuity. If you establish both an IRA and a Roth IRA, you will receive separate Contracts describing the features and benefits of each and the guaranteed values associated with each Contract will be calculated separately.

The Beneficiary is the person(s) or entity you designate to receive any Death Benefit. Subject to any restrictions imposed by the Code, you may change the Beneficiary any time prior to the Annuity Date by making a written request to us. The optional Spousal Benefit requires your spouse to be both your spouse and sole Beneficiary when you elect the benefit and when you die. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

SHORT TERM CANCELLATION RIGHT OR “FREE LOOK”

If you change your mind about owning the Prudential Retirement Security Annuity III, you may cancel your Contract and request a refund within a certain period of time known as the “free look” period. The free look period is ten (10) days, measured from the date you receive the Contract, and is dictated by State law. Depending on the state in which you purchased the Annuity, the free look period may be longer. In addition to the “free look” period, the Code requires that we provide you with a “revocation period” of seven (7) days from when you purchase this Contract and establish an IRA or Roth IRA. The IRS revocation period runs concurrent with any free look period required by State law. See Section 9 “What Are the Tax Considerations Associated with the Prudential Retirement Security Annuity III?”

You can request a refund during the free look period by returning the Contract either to the representative who sold it to you, or to the Prudential Retirement Service Center at the address shown on the first page of this prospectus. Generally you will receive a refund equal to your Contract Value, as of the date you surrendered your Contract, less applicable federal and state income tax withholding. If however, we are required by applicable State law or the Code, in the case of an IRA or Roth IRA, to return Purchase Payments, we will return the greater of the Contract Value or the amount of your total Purchase Payments, less applicable federal and state income tax withholding.

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2: WHAT INVESTMENT OPTION CAN I CHOOSE?

The Contract provides you with one Variable Investment Option into which you may allocate your Purchase Payments.

The Variable Investment Option invests in the Prudential Asset Allocation Fund, which is a series of the Prudential Investment Portfolios, Inc. mutual fund. The accompanying current prospectus for the Prudential Asset Allocation Fund, available in your Contract, contains important information about the underlying mutual fund in which your Variable Investment Option invests. There are deductions from and expenses paid out of the assets of the fund that are described in the accompanying prospectus for the fund. When you invest in a Variable Investment Option funded by a mutual fund, you should read the mutual fund prospectus and keep it for future reference. For additional copies of the current underlying fund prospectus please call (877) 778-2100 or write us at Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789.

VARIABLE INVESTMENT OPTION

The following chart classifies the underlying investment based on our assessment of its investment style, as of the date of this prospectus. The chart also lists the investment objective and a short summary description of the investment policy to assist you in determining whether it may be of interest to you. There is no guarantee that the investment objective will be met, and you could lose money. The advisers for the underlying investment appear next to the description.

The Prudential Asset Allocation Fund is managed by Prudential Investments LLC, Quantitative Management Associates and Prudential Investment Management, Inc., all affiliates of PRIAC.

The fund underlying the Variable Investment Option available under this Contract may also be available for direct purchase outside of an annuity or life insurance contract. If you purchase shares of the fund directly from a broker-dealer or mutual fund company, you will not pay contract or separate account charges, but you also will not have annuity options or insurance features available. Because of these additional contract and separate account charges, you should refer only to return information regarding the fund available through PRIAC or your plan, rather than to information that may be available through alternate sources.

STYLE/ TYPE	INVESTMENT OBJECTIVES/POLICIES	PORTFOLIO ADVISER/ SUB-ADVISER
Prudential Investment Portfolios, Inc.
MODERATE ALLOCATION

Prudential Asset Allocation Fund

The Fund’s investment objective is to seek income and long-term growth of capital. Under normal circumstances, the Fund will invest 45% to 70% of its total assets in equity-related securities. Equity-related securities in which the Fund primarily invests are common stocks and stock index futures. The Fund may invest up to 15% of its total assets in equity-related securities of small-capitalization issuers.

Under normal circumstances, the Fund will invest 30% to 55% of its total assets in fixed-income securities. Such investments are normally in investment-grade fixed-income securities. However, the Fund may invest up to 20% of its total assets in fixed-income securities rated lower than investment grade. These lower-rated securities are known as “junk bonds.”

The Fund may also normally invest up to 35% of its total assets in money market instruments, up to 100% on a temporary basis, which include the commercial paper of U.S. and non-U.S. corporations, short-term obligations of U.S. and foreign banks, and short-term obligations guaranteed by the U.S. government or its agencies.

The Fund may invest up to 35% of its total assets in foreign equity and debt securities. Up to one-third of the Fund’s total assets may be used in investment techniques involving leverage, such as dollar rolls, forward rolls and reverse repurchase agreements. The Fund may also invest up to 25% of its total assets in derivatives for hedging or to improve the Fund’s returns.

ADVISER: Prudential Investments LLC SUB-ADVISERS: Quantitative Management Associates Prudential Investment Management, Inc.

PAYMENTS MADE TO PRIAC

PRIAC has entered into agreements with certain underlying portfolios and/or the investment adviser or distributor of such portfolios. PRIAC may provide administrative and support services (which may include recordkeeping, shareholder services, and the mailing of annual reports) to such portfolios pursuant to the terms of these agreements and under which it receives a fee of up

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to 0.35% annually of the average assets allocated to the portfolio under variable annuity contracts. These types of payments are sometimes referred to as “revenue sharing” payments. These agreements, including the fees paid and services provided, can vary for each underlying mutual fund whose portfolios are offered as sub-accounts. These payments may be used for a variety of purposes, including payment of expenses that we or our affiliates incur in administering variable annuity contracts. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the assets of the portfolio itself and/or the assets of the portfolio’s investment adviser. In either case, the existence of these payments tends to increase the overall cost of investing in the portfolio. Contractholders, through their indirect investment in the portfolios, indirectly bear the costs of these shareholder services fees (see underlying funds’ prospectuses for more information). Furthermore, we receive additional compensation on assets invested in Prudential’s proprietary underlying funds because our affiliates receive payments from the funds for shareholder and/or other services. Therefore, we may receive more revenue with respect to proprietary funds than nonproprietary funds and allocations you make to the affiliate portfolios benefit us financially.

In addition, the investment adviser, sub-adviser or distributor of the underlying portfolios may also compensate us by providing reimbursement or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with variable annuity contracts. These services may include, but are not limited to: co-sponsoring various meetings and seminars attended by broker/dealer firms’ registered representatives, plan sponsors and participants, and creating marketing material discussing variable annuity contracts and the available options. The amounts paid depend on the nature of the meetings, the number of meetings attended by the adviser, sub-adviser, or distributor, the number of participants and attendees at the meetings, the costs expected to be incurred, and the level of the adviser’s, sub-adviser’s or distributor’s participation. These payments or reimbursements may not be offered by all advisers, sub-advisers, or distributors, and the amounts of such payments may vary between and among each adviser, sub-adviser, and distributor depending on their respective participation.

In addition to the payments that we receive from underlying funds and/or their affiliates, those same funds and/or their affiliates may make payments to us and/or other insurers within the Prudential Financial group related to the offering of investment options within variable annuities or life insurance offered by different Prudential business units.

REDEMPTION FEES AND ABUSIVE TRADING PRACTICES

While we presently offer only one investment option under the Contract, we may offer additional investment options in the future. If more than one investment option is available, we may allow you to transfer sums between or among them. The practice of making frequent transfers among Variable Investment Options in response to short-term fluctuations in markets, sometimes called “market timing” or “excessive trading,” can make it very difficult for a portfolio manager to manage an underlying mutual fund’s investments. Frequent transfers may cause the fund to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs or affect performance. For these reasons, the Annuity was not designed for persons who make programmed, large or frequent transfers.

We consider “market timing/excessive trading” to be one or more trades into and out of (or out of and into) the same Variable Investment Option within a rolling 30-day period when each exceeds a certain dollar threshold. Automatic or system-driven transactions, such as contributions or loan repayments by payroll deduction, regularly scheduled or periodic distributions, or periodic rebalancing through an automatic rebalancing program do not constitute prohibited excessive trading and will not be subject to this criteria. In addition, certain investments are not subject to the policy, such as stable value funds, money market funds and funds with fixed unit values.

In light of the risks posed by market timing/excessive trading to Contract Owners and other mutual fund investors, we monitor annuity transactions in an effort to identify such trading practices. We reserve the right to limit the number of transfers in any year for all Contract Owners, and to take the other actions discussed below. We also reserve the right to refuse any transfer request from all or certain Contract Owners if: (a) we believe that market timing (as we define it) has occurred; or (b) we are informed by an underlying fund that transfers in its shares must be restricted under its policies and procedures concerning excessive trading.

In furtherance of our general authority to restrict transfers as described above, and without limiting other actions we may take in the future, we have adopted the following specific procedures:

■	Warning. Upon identification of activity that meets the market-timing criteria, a warning letter will be sent to the Contract Owner.
■

Restriction. A second incidence of activity meeting the market timing criteria within a six-month period will trigger a trade restriction. To the extent permitted by law, we will restrict a Contract Owner from trading through the Internet, phone or facsimile for all investment options available to the Contract Owner. In such case, the Contract Owner will be required to provide written direction via standard (non-overnight) U.S. mail delivery for trades of the underlying funds. The duration of a trade restriction is 3 months, and may be extended incrementally (3 months) if the behavior recurs during the 6-month period immediately following the initial restriction.

■

Action by an Underlying Fund. The portfolios may have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce these policies and procedures. The prospectuses for the portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Under federal securities regulations, we are required to: (1) enter into a written agreement with each portfolio or

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its principal underwriter that obligates us to provide to the portfolio promptly upon request certain information about the trading activity of individual Contract Owners, and (2) execute instructions from the portfolio to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the excessive trading policies established by the portfolio. In addition, you should be aware that some portfolios may receive “omnibus” purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or Individual Retirement Plan participants. The omnibus nature of these orders may limit the portfolios in their ability to apply their excessive trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the portfolios (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the portfolios.

A portfolio also may assess a short term trading fee in connection with a transfer out of the Variable Investment Option investing in that portfolio that occurs within a certain number of days following the date of allocation to the Variable Investment Option. Each portfolio determines the amount of the short term trading fee and when the fee is imposed. The fee is retained by or paid to the portfolio and is not retained by us. The fee will be deducted from your Contract Value.

Although our transfer restrictions are designed to prevent excessive transfers, they are not capable of preventing every potential occurrence of excessive transfer activity.

SCHEDULED TRANSACTIONS

Scheduled transactions include systematic withdrawals, systematic investments, required minimum distributions, substantially equal periodic payments under Section 72(t) of the Code and Annuity Payments. Generally, scheduled transactions in Good Order are processed and valued as of the date they are scheduled, unless the scheduled day is not a Business Day. A Business Day is a day on which the New York Stock Exchange is open for business and ends as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern Time). In that case, the transaction will be processed and valued on the next Business Day, unless (with respect to required minimum distributions, substantially equal periodic payments under Section 72(t) of the Code, and Annuity Payments only), the next Business Day falls in the subsequent calendar year, in which case the transaction will be processed and valued on the prior Business Day.

VOTING RIGHTS

We are the legal owner of the shares of the underlying mutual funds used by the Variable Investment Option. However, we vote the shares of the mutual funds according to voting instructions we receive from Contract Owners. When a vote is required, we will mail you a proxy, which is a form you need to complete and return to us to tell us how you wish us to vote. When we receive those instructions, we will vote all of the shares we own on your behalf in accordance with those instructions. We will vote fund shares for which we do not receive instructions, and any other shares that we own in our own right, in the same proportion as shares for which we receive instructions from Contract Owners. This voting procedure is sometimes referred to as “mirror voting” because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. In addition, because all the shares of a given mutual fund held within our Separate Account are legally owned by us, we intend to vote all of such shares when that underlying fund seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the underlying fund’s shareholder meeting and towards the ultimate outcome of the vote. Thus, under “mirror voting,” it is possible that the votes of a small percentage of Contract Owners who actually vote will determine the ultimate outcome. We may vote shares in our own right or change the way your voting instructions are calculated if it is required or permitted by federal or state regulation.

SUBSTITUTION

We may substitute the underlying mutual fund or portfolio used by the Variable Investment Option. We would not do this without the approval of the Securities and Exchange Commission (SEC) and any necessary state insurance departments. You will be given specific notice in advance of any substitution we intend to make. We may also add additional Variable Investment Options, and cease to allow new investments in the fund or portfolio, provided that we will offer at least one Variable Investment Option under this Contract.

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3: WHAT KIND OF PAYMENTS WILL I RECEIVE DURING THE ANNUITY PHASE? (ANNUITIZATION)

PAYMENT PROVISIONS

You can begin taking Annuity Payments any time after the first Contract anniversary. We make the income plans described below available at any time before the Annuity Date. These plans are called “Annuity Payout Options” or “settlement options.” Annuity Options under the Contract define the frequency and duration of Annuity Payments. During the Annuity Phase, all of the Annuity Options under this Contract are fixed Annuity Options. This means that your participation in the Variable Investment Option ends on the Annuity Date. Generally, once the Annuity Payments begin, the annuity option cannot be changed and you cannot make withdrawals or surrender the Contract.

IN ADDITION TO THE ANNUITY PAYMENT OPTIONS DISCUSSED IN THIS SECTION, PLEASE NOTE THAT THE PRUDENTIAL INCOMEFLEX TARGET BENEFIT OFFERS GUARANTEED INCOME IN THE FORM OF GUARANTEED WITHDRAWALS. THIS SECTION DOES NOT DESCRIBE THE PRUDENTIAL INCOMEFLEX TARGET BENEFIT. PLEASE SEE SECTION 5, “WHAT IS THE PRUDENTIAL INCOMEFLEX TARGET® BENEFIT?”

Option 1: Annuity Payments For A Period Certain

Under this option, we will make equal payments for the period chosen, up to 25 years (but not to exceed life expectancy). The Annuity Payments may be made monthly, quarterly, semiannually, or annually, as you choose, for the period certain. If the Annuitant dies during the Annuity Phase, payments will continue to the Beneficiary for the remainder of the period certain.

Option 2: Life Annuity With 10 Years Period Certain

Under this option, we will make Annuity Payments monthly, quarterly, semiannually, or annually as long as the Annuitant is alive. If the Annuitant dies before we have made 10 years worth of payments, we will continue to pay the Beneficiary the remaining payments of the 10 year period.

Other Annuity Options

We currently offer a variety of other Annuity Options not described above. At the time Annuity Payments are chosen, we may make available to you any of the fixed Annuity Options that are offered at your Annuity Date.

TAX CONSIDERATIONS

Your Contract will be held in a custodial account established as an IRA or Roth IRA. You should consider the required minimum distribution provisions of the Code when selecting your annuity option. Roth IRAs are not subject to the required minimum distributions of the Code during the owner’s lifetime.

HOW WE DETERMINE ANNUITY PAYMENTS

Generally speaking, the Annuity Phase of the Contract involves our distributing to you in increments the value that you have accumulated. We make these incremental payments either over a specified time period (e.g., 15 years) (period certain annuities) or for the duration of the life of the Annuitant (and possibly co-annuitant) (life annuities). There are certain assumptions that are common to both period certain annuities and life annuities. In each type of Annuity, we assume that the value you apply at the outset toward your Annuity Payments earns interest throughout the payout period. If our current annuity purchase rates on the Annuity Date are more favorable to you than the guaranteed rates stated below, we will make payments based on those more favorable rates.

Assumptions that we use for life annuities and period certain annuities differ, as detailed in the following overview:

Period Certain Annuities

Generally speaking, in determining the amount of each Annuity payment under a period certain annuity, we start with the Adjusted Contract Value, which is the value of your Contract minus any charge we impose for premium taxes, and add interest assumed to be earned over the period certain. Using the interest in effect, we determine the benefit that can be supported during the guaranteed period such that the present value of the benefit payments equals the accumulated account balance. The life expectancy of the Annuitant and co-annuitant are relevant to this calculation only in that we will not allow you to select a period certain that exceeds life expectancy.

Life Annuities

There are more variables that affect our calculation of life Annuity Payments. Most importantly, we make several assumptions about the Annuitant’s or co-annuitant’s life expectancy. As stated above, we will pay you the more favorable benefit between that determined by applying current assumptions and that determined by applying minimum guarantee assumptions, which is referred to as the guaranteed annuity benefit.

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Below are the minimum guarantee assumptions, subject to the requirements of state insurance law, that we use to determine the guaranteed annuity benefit.

■	2% Interest
■	8.25% Factor (A percentage if applied to the annuitized account balance would reflect an amount that may cover the expected cost to the Company for administering the payments.)
■	1950 Male Group Annuity Valuation Table, with age setback of 4.8 years plus one-fifth of the number of years from 1895 to the Annuitant’s year of birth

In addition, certain states may require the use of assumptions that produce a more favorable benefit. When these requirements apply, the more favorable benefit will be paid.

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4: WHAT IS THE DEATH BENEFIT?

The Death Benefit feature delivers the Contract Value to the Beneficiary.

BENEFICIARY

The Beneficiary is the person(s) or entity you name to receive any Death Benefit. The Beneficiary is named at the time the Contract is issued, unless you change it at a later date. A change of Beneficiary will take effect on the date you request, provided that we receive the request in Good Order. Unless an irrevocable Beneficiary has been named, during the Accumulation Phase you can change the Beneficiary at any time before the Owner dies. The Beneficiary designation during the Accumulation Period is not applicable to the Annuity Phase unless you have indicated otherwise, or we determine that applicable law requires that we continue a designation.

The optional Spousal Benefit requires your spouse to be both your spouse and sole Beneficiary when you elect the benefit and when you die. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?” The Spousal Benefit may be available for a same-gender spouse or civil union partner recognized under applicable state law. Provisions of a retirement plan or federal law, however, may limit or prevent a same-gender spouse or partner from receiving all or a portion of the Spousal Benefit. Also, certain withdrawals taken to satisfy minimum distributions required by law may be considered Excess Withdrawals, and if so, will reduce and potentially terminate the Spousal Benefit. You are strongly cautioned to consult with your tax or legal advisor before electing the Spousal Benefit for a same-gender spouse or civil union partner.

CALCULATION OF THE DEATH BENEFIT

If the Owner dies during the accumulation period, after we receive the appropriate proof of death and any other needed documentation in Good Order (“due proof of death”), your Beneficiary will receive the Contract Value as of the date we receive due proof of death in Good Order. We require due proof of death to be submitted promptly.

PAYOUT OPTIONS

The Code provides for alternative Death Benefit payment options when a contract is used as an IRA, Roth IRA or other “qualified investment” that requires minimum distributions. Upon your death under an IRA, Roth IRA or other “qualified investment,” the designated Beneficiary may generally elect to continue the Contract and receive required minimum distributions under the Contract, instead of receiving the Death Benefit in a single payment. The available payment options will depend on whether you die before the date required minimum distributions under the Code were to begin, whether you have named a designated Beneficiary and whether the Beneficiary is your surviving spouse. NOTE THAT A SURVIVING SPOUSE MAY BE ELIGIBLE TO CONTINUE THIS CONTRACT AND THE SPOUSAL BENEFIT. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

The Beneficiary may, within 60 days of providing due proof of death, choose to take the Death Benefit under one of several Death Benefit payout options listed below.

Choice 1: Lump sum payment of the Death Benefit. If the Beneficiary does not choose a payout option within sixty days, the Beneficiary will receive this payout option. Payment as a transfer to another IRA titled as an inherited IRA would also be included in this payout option.

Choice 2: The payment of the entire Death Benefit by December 31st of the calendar year that contains the 5th anniversary of the date of death of the Owner. This option is available if death occurs before the date required minimum distributions must begin under the Code.

Choice 3: Payment of the Death Benefit under an annuity or annuity settlement option over the lifetime of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary with distribution beginning by December 31st of the year following the year of death of the Owner. If death occurs before a designated Beneficiary is named and before the date required minimum distributions must begin under the Code, this choice is not a permitted payout option under the Code, you may only choose Choice 1 or Choice 2.

For Contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such Contract is deemed to have no designated Beneficiary.

If death occurs before a designated Beneficiary is named and after the date required minimum distributions must begin under the Code, the Death Benefit must be paid out at least as rapidly as under the method then in effect. For Contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such Contract is deemed to have no designated Beneficiary.

A Beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules.

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If the Owner established a Lock-In Date and elected the Spousal Benefit, and the Beneficiary is the spouse of the Owner at the time of the Owner’s death, then the Contract will continue and the spouse will become the Owner. If the Owner’s death is prior to the date you make your election to lock in your Annual Guaranteed Withdrawal Amount under this Annuity (the “Lock-In Date”), the Income Base and Highest Birthday Value will not transfer to the spouse, rather they will be reset based on the Contract Value at the time of death. The spouse may, within 60 days of providing due proof of death, elect to take the Death Benefit under any of the payout options described above. In addition, the spouse can choose to defer payments until the IRA Owner would have reached age 70 1/2 or can change title to the account to the spouse’s name.

The tax consequences to the Beneficiary vary among the three Death Benefit payout options. See Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity III?”

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5: WHAT IS THE PRUDENTIAL INCOMEFLEX TARGET® BENEFIT?

The Prudential IncomeFlex Target Benefit is a standard feature of the Contract that guarantees your ability to withdraw amounts equal to a percentage of a notional value (called the “Income Base”), regardless of the impact of market performance on your Contract Value (subject to our rules regarding the timing and amount of withdrawals). The Income Base is used to determine the amount you may withdraw each Birthday Year as long as you live (the “Annual Guaranteed Withdrawal Amount”). The Income Base is equal to the greater of the Highest Birthday Value (described below) or the Contract Value on the Business Day prior to your Lock-in Date. There are two options – one is the base benefit designed to provide an annual withdrawal amount for your life and the other is a Spousal Benefit designed to provide an annual withdrawal amount until the last to die of you and your spouse.

The base Prudential IncomeFlex Target Benefit and its daily charge apply to the Contract automatically. It cannot be terminated without ending your Contract. When deciding to purchase this Contract, you should consider the costs and benefits of this feature. Generally, this benefit may be appropriate if you intend to make periodic withdrawals from your Contract and wish to ensure that adverse market performance will not affect your ability to receive annual payments. You are not required to make withdrawals.

The Spousal Benefit is optional. You may elect this benefit only when you lock in your Annual Guaranteed Withdrawal Amount. While there is no additional daily charge for this benefit, you will have a lesser Annual Guaranteed Withdrawal Amount if you elect the Spousal Benefit than if you had not. If you elected the Retirement Plan Spousal Benefit, then you will automatically receive the Spousal Benefit under this Contract. If you purchase this Contract on or after your Retirement Plan Lock-In Date (your guaranteed withdrawal lock-in date as determined under the Retirement Plan IncomeFlex Target Benefit), then you may not add or remove the Spousal Benefit upon or after purchasing this Contract. Once elected, the Spousal Benefit may not be revoked, and the lesser Annual Guaranteed Withdrawal Amount will apply until your Contract ends, even if your spouse dies before you or is otherwise ineligible for the Spousal Benefit due to divorce or Beneficiary changes.

If you establish both an IRA and Roth IRA under this Annuity, you will receive separate Contracts describing the features and benefits of each Contract and the guaranteed values associated with each Contract, described below, will be calculated separately.

TRANSFER OF RETIREMENT PLAN GUARANTEED VALUES

This Contract is sold exclusively to individuals who have a Retirement Plan Prudential IncomeFlex Target Benefit. This Contract is designed to accept the transfer of Retirement Plan Prudential IncomeFlex Target Benefit guaranteed values in connection with a direct rollover of assets invested in the Retirement Plan Active Eligible Investments to an IRA and/or Roth IRA. Retirement Plan Active Eligible Investments are those investments required to be used in order to receive guarantees under your Retirement Plan Prudential IncomeFlex Target Benefit. You may only establish one IRA and one Roth IRA under this Annuity. Assets invested in the Retirement Plan Active Eligible Investments funded by Non-Roth Contributions may only be rolled over and held in an IRA under this Annuity. Retirement Plan Active Eligible Investments funded by Roth Contributions may only be rolled over to a Roth IRA under this Annuity. If you transfer assets to both an IRA and Roth IRA under this Annuity, the Retirement Plan guaranteed values described below will be divided and proportionally reduced among the IRA and Roth IRA. You will receive separate Contracts describing the features and benefits of each Contract and the guaranteed values associated with each Contract will be calculated separately.

If you have more than one Retirement Plan Prudential IncomeFlex Target Benefit, we may limit your ability to transfer and combine the guaranteed values associated with multiple Retirement Plan Prudential IncomeFlex Benefits under an IRA or Roth IRA under this Annuity. See “Multiple Retirement Plans – Transfer of Guaranteed Values” in Section 5.

In connection with the rollover transaction, each guarantee value described below will begin with a value equal to the corresponding Retirement Plan guaranteed value, assuming a transfer of 100% of the assets from either Roth or Non-Roth Contributions (but not both) under the Retirement Plan. If less than 100% of assets are transferred or the transfer includes both Non-Roth and Roth Contributions, then the Retirement Plan guaranteed values will be proportionately reduced and divided between the IRA and Roth IRA, as applicable.

If you purchase this Contract prior to your Retirement Plan Lock-In Date, then the Highest Birthday Value as determined under the Retirement Plan Prudential IncomeFlex Target Benefit (the “Retirement Plan Highest Birthday Value”) will be used to determine your initial Highest Birthday Value, and Income Base under this Contract. You also can choose whether to elect the Spousal Benefit at the time you lock in your Annual Guaranteed Withdrawal Amount under this Contract.

If you purchase this Contract on or after your Retirement Plan Lock-In Date, then your Annual Guaranteed Withdrawal Amount as determined under the Retirement Plan Prudential IncomeFlex Target Benefit (the “Retirement Plan Annual Guaranteed Withdrawal Amount”) and your Income Base as determined under the Retirement Plan Prudential IncomeFlex Target Benefit (the “Retirement Plan Income Base”), will be used to determine your initial Annual Guaranteed Withdrawal Amount and initial Income Base, under this Contract. Your guaranteed withdrawals will be available immediately, and you will not establish a Highest Birthday Value under this Contract. If you elected the Retirement Plan Spousal Benefit, then you will automatically have the Spousal Benefit under this Contract. If you purchase this Contract on or after your Retirement Plan Lock-In Date, you may not add or remove the Spousal Benefit upon or after purchasing this Contract.

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The Prudential IncomeFlex Target Benefit is subject to certain restrictions described below.

This section continues with a description of the basic elements of the Prudential IncomeFlex Target Benefit, including the Highest Birthday Value, Income Base and Annual Guaranteed Withdrawal Amount. Then this section describes and provides examples of how these elements apply in situations where you locked in your Prudential IncomeFlex Target Benefit in your Retirement Plan before purchasing this Contract. Next, this section explains how the elements apply when you lock in the benefit after purchasing this Contract. Finally, this section covers withdrawals, the optional Spousal Benefit, Step-Ups and other special considerations with the Prudential IncomeFlex Target Benefit.

HIGHEST BIRTHDAY VALUE

The initial Highest Birthday Value is determined by your Retirement Plan Highest Birthday Value. If this Contract is purchased with 100% of the assets from either Roth or Non-Roth Contributions (but not both) under the Retirement Plan, then the initial Highest Birthday Value equals the Retirement Plan Highest Birthday Value on the date the rollover transaction is executed. If this Contract is purchased with less than 100% of the assets or the transfer includes both Non-Roth and Roth Contributions, then the initial Highest Birthday Value under your IRA and/or Roth IRA shall be divided and reduced proportionately as described in Examples 1 and 2 below. Your initial Highest Birthday Value may be lower than the market value of assets transferred to purchase this Contract, and therefore your initial Highest Birthday Value may be lower than your initial Contract Value.

Example 1 – Proportional Reduction of Highest Birthday Value Under this Annuity

Rolling Over Less Than 100% from One Source

■ Retirement Plan Highest Birthday Value:	$120,000
■ Retirement Plan Contract Value:	$100,000
■ Amount rolled over from Retirement Plan to this Annuity:	$50,000
■ Ratio of rollover to Retirement Plan Contract Value:	50%
■ Initial Highest Birthday Value under this Annuity:	$60,000	*
■ Highest Birthday Value remaining in the Retirement Plan:	$60,000

*	The ratio of the rollover amount to the Retirement Plan Contract Value is multiplied against the Retirement Plan Highest Birthday Value to determine the initial Highest Birthday Value under this Annuity. The initial Highest Birthday Value reflects a 50% reduction of the Retirement Plan Highest Birthday Value due to the partial transfer of 50% of the Retirement Plan Contract Value.

Example 2 – Division and Proportional Reduction of Highest Birthday Value Under this Annuity

Rolling Over Roth and Non-Roth Contribution Sources

■ Retirement Plan Highest Birthday Value:	$120,000
■ Retirement Plan Contract Value:	$100,000
■ Amount funded with Roth Contributions:	$60,000
■ Amount funded with Non-Roth Contributions:	$40,000
■ Amount rolled over from Retirement Plan to this Annuity	$100,000
■ Ratio of Roth to Retirement Plan Contract Value:	60	%*
■ Initial Highest Birthday Value under the Roth IRA Annuity:	$72,000
■ Initial Highest Birthday Value under the Non-Roth IRA Annuity:	$48,000

*	The ratio of Roth to Retirement Plan Contract Value is multiplied against the Retirement Plan Highest Birthday Value to determine the division and proportional reduction of the initial Highest Birthday Value under this Annuity for the Roth IRA and IRA. The initial Highest Birthday Values reflect a 60%/40% division of the Retirement Plan Highest Birthday Value between the Roth IRA and IRA, respectively.

The Highest Birthday Value will then equal the greater of the initial Highest Birthday Value and the highest Contract Value attained on each of the Participant’s Birthdays, until the Lock-In Date. Until the Lock-In Date, each Highest Birthday Value attained is also increased by the amount of subsequent Purchase Payments made. Any withdrawals prior to the Lock-In Date under this Annuity reduce your Highest Birthday Value proportionately as described in Example 3 below. Each withdrawal reduces the Highest Birthday Value by the percentage equivalent of the ratio of (a) the amount of the withdrawal, to (b) the Contract Value (before the Contract Value is reduced by the amount of the withdrawal) as described below.

Example 3 – Proportional Reduction of Highest Birthday Value Under this Annuity – Withdrawal

■ Contract Value:	$100,000
■ Withdrawal amount:	$10,000
■ Ratio of withdrawal to Contract Value ($10,000 / $100,000):	10%
■ Highest Birthday Value:	$120,000
■ 10% Reduction of Highest Birthday Value:	$12,000
■ Adjusted Highest Birthday Value:	$108,000

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INCOME BASE

If you purchase this Contract prior to your Retirement Plan Lock-In Date, then your Retirement Plan Highest Birthday Value will be used to determine your initial Highest Birthday Value and Income Base under this Annuity. If you purchase this Contract on or after your Retirement Plan Lock-In date, the initial Income Base under this Annuity is determined by your Retirement Plan Income Base. Prior to the Retirement Plan Lock-In Date, your Retirement Plan Income Base equals your Retirement Plan Highest Birthday Value and is only determined for reference purposes. If this Contract is purchased with 100% of the assets from either Roth or Non-Roth Contributions (but not both) under the Retirement Plan, then the initial Income Base under this Annuity equals the Retirement Plan Income Base on the date the rollover transaction is executed. If this Contract is purchased with less than 100% of the assets or the transfer includes both Non-Roth and Roth Contributions, then the initial Income Base under your IRA and/or Roth IRA shall be divided and/or reduced proportionately between your IRA and/or Roth IRA as applicable. See Examples 1 and 2 below.

Example 1 – Proportional Reduction of Income Base Under this Annuity

Rolling Over Less Than 100% from One Source

■ Retirement Plan Income Base:	$120,000
■ Retirement Plan Contract Value:	$100,000
■ Amount rolled over from Retirement Plan to this Annuity:	$50,000
■ Ratio of rollover to Retirement Plan Contract Value:	50%
■ Initial Income Base under this Annuity:	$60,000	*
■ Income Base remaining in the Retirement Plan:	$60,000

*	The ratio of the rollover amount to the Retirement Plan Contract Value is multiplied against the Retirement Plan Income Base to determine the initial Income Base under this Annuity and reflects a 50% reduction of the Retirement Plan Income Base due to the partial transfer of 50% of the Retirement Plan Contract Value.

Example 2 – Division and Proportional Reduction of Income Base Under this Annuity

Rolling Over Both Roth and Non-Roth Contribution Source

■ Retirement Plan Income Base:	$120,000
■ Retirement Plan Contract Value:	$100,000
■ Amount funded with Roth Contributions:	$60,000
■ Amount funded with Non-Roth Contributions:	$40,000
■ Ratio of Roth to Retirement Plan Contract Value:	60	%*
■ Initial Income Base under the Roth IRA Annuity:	$72,000
■ Initial Income Base under the Non-Roth IRA Annuity:	$48,000

*	The ratio of Roth to Retirement Plan Contract Value is multiplied against the Retirement Plan Income Base to determine division and proportional reduction of the initial Income Base under this Annuity for the Roth IRA and IRA. The initial Income Base for the Roth IRA and IRA reflect a 60%/40% division of the Retirement Plan Income Base between the Roth IRA and IRA, respectively.

Any withdrawals prior to the Lock-In Date under this Annuity reduce your Income Base proportionately as described in Example 3 below. Each withdrawal reduces the Income Base by the percentage equivalent of the ratio of (a) the amount of the withdrawal, to (b) the Contract Value (before the Contract Value is reduced by the amount of the withdrawal) as described below.

Example 3 – Proportional Reduction of Income Base under this Annuity – Withdrawal

■ Contract Value:	$100,000
■ Withdrawal amount:	$10,000
■ Ratio of withdrawal to Contract Value ($10,000 / $100,000):	10%
■ Income Base:	$120,000
■ 10% Reduction of Income Base:	$12,000
■ Adjusted Income Base:	$108,000

ANNUAL GUARANTEED WITHDRAWAL AMOUNT

The Annual Guaranteed Withdrawal Amount is the amount we guarantee that you may withdraw from the Contract each year, beginning on the Participant’s Birthday and ending on the last Business Day preceding the Participant’s next Birthday, (the “Birthday Year”) for your life, regardless of the impact of market performance on your Contract Value. The Annual Guaranteed Withdrawal Amount is subject to our rules regarding the timing and amount of withdrawals. In no event shall the Annual Guaranteed Withdrawal Amount under this Contract exceed $287,500. We reserve the right to increase this maximum.

You may not lock in an Annual Guaranteed Withdrawal Amount that is less than $250. Therefore, for example, if you have not elected the Spousal Benefit and you are aged between 65 and 69 your Income Base must equal $5,000 or more to lock in guaranteed withdrawals. Before purchasing the Contract, you should consider the description of Income Base above to determine your ability to lock in guaranteed withdrawals. Your ability to lock in the Prudential IncomeFlex Target Benefit is not guaranteed.

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LOCK-IN DATE ELECTED IN RETIREMENT PLAN

If your Retirement Plan Lock-In Date was elected before purchasing this Contract, then your Retirement Plan Annual Guaranteed Withdrawal Amount will be used to determine your initial Annual Guaranteed Withdrawal Amount under this Contract. If this Contract is purchased with 100% of the assets from either Non-Roth or Roth Contributions (but not both), then the initial Annual Guaranteed Withdrawal Amount under your IRA or Roth IRA equals the Retirement Plan Annual Guaranteed Withdrawal Amount on the date the rollover transaction is executed. If this Contract is purchased with less than 100% of the total assets from a single Contribution Source or the transfer includes both Non-Roth and Roth Contributions, then the initial Annual Guaranteed Withdrawal Amount under your IRA and/or Roth IRA will be divided and/or proportionally reduced as described in Examples 1 and 2 below.

Example 1

Proportional Reduction of Annual Guaranteed Withdrawal Amount – One Contribution Source

■ Retirement Plan Annual Guaranteed Withdrawal Amount:	$10,000
■ Retirement Plan Contract Value:	$100,000
■ Amount rolled over from Retirement Plan to this Annuity:	$50,000
■ Ratio of rollover to Retirement Plan Contract Value:	50%
■ Initial Annual Guaranteed Withdrawal Amount under this Annuity:	$5,000	*

*	The ratio of the rollover amount to the Retirement Plan Contract Value is multiplied against the Retirement Plan Annual Guaranteed Withdrawal Amount to determine the initial Annual Guaranteed Withdrawal Amount under this Annuity. The initial Annual Guaranteed Withdrawal Amount under this Annuity reflects a 50% reduction of the Retirement Plan Annual Guaranteed Withdrawal Amount due to the partial transfer of 50% of the Retirement Plan Contract Value.

Example 2

Division and Proportional Reduction of Annual Guaranteed Withdrawal Amount – Roth and Non-Roth Contribution Sources

■ Retirement Plan Annual Guaranteed Withdrawal Amount:	$10,000
■ Retirement Plan Contract Value:	$100,000
■ Amount funded with Roth Contributions:	$60,000
■ Amount funded with Non-Roth Contributions:	$40,000
■ Amount rolled over from Retirement Plan to this Annuity:	$100,00
■ Ratio of Roth to Retirement Plan Contract Value:	60	%*
■ Initial Annual Guaranteed Withdrawal Amount under the Roth IRA:	$6,000
■ Initial Annual Guaranteed Withdrawal Amount under the IRA:	$4,000

*	The ratio of Roth to Retirement Plan Contract Value is multiplied against the Retirement Plan Annual Guaranteed Withdrawal Amount to determine division and proportional reduction of the initial Annual Guaranteed Withdrawal Amount under this Annuity for the IRA and Roth IRA. The initial Annual Guaranteed Withdrawal Amount for the Roth IRA and IRA reflect a 60%/40% division of the Retirement Plan Highest Annual Guaranteed Withdrawal Amount between the Roth IRA and IRA, respectively.

The Annual Guaranteed Withdrawal Amount available between the date the Contract is issued and the end of the current Birthday Year will be reduced by guaranteed withdrawals made in the Retirement Plan during the same Birthday Year. In other words, guaranteed withdrawals made in the Retirement Plan during the Birthday Year you purchase the Contract will count toward your guaranteed withdrawals under the Contract (proportionally adjusted in the manner described above, if applicable).

You can increase your Annual Guaranteed Withdrawal Amount by making additional Purchase Payments (subsequent to the initial Purchase Payment). The amount of the increase is equal to the applicable Retirement Plan Guaranteed Withdrawal Percentage applied to the amount of any additional Purchase Payment. We will increase your Annual Guaranteed Withdrawal Amount on the day you make the Purchase Payment, subject to the following:

■

During the initial Birthday Year when the Contract is issued, any increase to the Annual Guaranteed Withdrawal Amount available between the date of the Purchase Payment and the Participant’s next Birthday will be prorated by the ratio of (i) the number of days remaining in the Birthday Year and (ii) 365 days. In other words, the increase to the Annual Guaranteed Withdrawal Amount during the initial Birthday Year will be reduced proportionately for the partial year remaining after the Purchase Payment is made. This adjustment in the initial Birthday Year will not reduce the Annual Guaranteed Withdrawal Amount in future Birthday Years.

■

If the Purchase Payment is made after a withdrawal in a Birthday Year in excess of the Annual Guaranteed Withdrawal Amount, (“an Excess Withdrawal”), then the increase will not apply until the next Birthday Year.

LOCK-IN DATE NOT ELECTED IN RETIREMENT PLAN

If your Retirement Plan Lock-In Date was not elected before purchasing this Contract, then your initial Annual Guaranteed Withdrawal Amount under this Contract will be determined on your Lock-In Date by applying the applicable Guaranteed

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Withdrawal Percentage to the Income Base. The percentages that will be applied to the Income Base are set forth in the chart below. You must attain age 55 to elect a Lock-In Date. If you elect the Spousal Benefit, the age of the younger of you and your spouse would be used to determine the applicable percentage.

Age at Lock-In	Single Life	Spousal Benefit (using age of younger spouse)
55-64	4.25%	3.75%
65-69	5.00%	4.50%
70+	5.75%	5.25%

If your Lock-In Date is not on the Participant’s Birthday, then the Annual Guaranteed Withdrawal Amount available between the Lock-In Date and the Participant’s next Birthday will be prorated by the ratio of (i) the number of days remaining in the Birthday Year and (ii) 365 days. In other words, the Annual Guaranteed Withdrawal Amount during the Birthday Year you lock in guaranteed withdrawals will be reduced proportionately if that year is a partial year. This adjustment in the first Birthday Year will not reduce the Annual Guaranteed Withdrawal Amount in future Birthday Years.

You can increase your Annual Guaranteed Withdrawal Amount by making subsequent Purchase Payments after your Lock-In Date. Your Income Base will increase by the amount of subsequent Purchase Payments. Thus, your Annual Guaranteed Withdrawal Amount will increase by an amount determined by applying the applicable Guaranteed Withdrawal Percentage to the amount of the increase to the Income Base (the subsequent Purchase Payment amount). We will add the increase to your Income Base, which will affect your Annual Guaranteed Withdrawal Amount on the day you make the Purchase Payment, subject to the following:

■

During the Birthday Year you lock in guaranteed withdrawals, any increase to the Annual Guaranteed Withdrawal Amount available between the date of the Purchase Payment and the Participant’s next Birthday will be prorated by the ratio of (i) the number of days remaining in the Birthday Year and (ii) 365 days. In other words, the increase to the Annual Guaranteed Withdrawal Amount during the Birthday Year you lock in guaranteed withdrawals will be reduced proportionately for the partial year remaining after the Purchase Payment is made. This adjustment in the initial Birthday Year will not reduce the Annual Guaranteed Withdrawal Amount in future Birthday Years.

■	If the Purchase Payment is made after an Excess Withdrawal has occurred in any Birthday Year, then the increase will not apply until the next Birthday Year.

Your Income Base and resultant Annual Guaranteed Withdrawal Amount may also increase for Step-Ups (described below under “Increase Of Income Base And Annual Guaranteed Withdrawal Amount – Step-Up”). If you wish to elect the optional Spousal Benefit, then the Annual Guaranteed Withdrawal Amount availability (minimum age of 55), initial amount, and increases due to subsequent Purchase Payments, will all be based on the age of the younger of you and your spouse.

Example – Calculation of Annual Guaranteed Withdrawal Amount – Participant Age 58 (No Spousal Benefit Elected)

Participant age:	58
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (on Lock-In Date):	$100,000	(greater of Contract Value and HBV)
Guaranteed Annual Withdrawal Amount:	$4,250	(4.25% of Income Base)

Future Purchase Payments: For each dollar of future Purchase Payments, the Guaranteed Annual Withdrawal Amount increases $0.0425 (or 4.25% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $42.50, to $4,292.50.

Example – Calculation of Annual Guaranteed Withdrawal Amount – Participant Age 66 (No Spousal Benefit Elected)

Participant age:	66
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (on Lock-In Date):	$100,000	(greater of Contract Value and HBV)
Guaranteed Annual Withdrawal Amount:	$5,000	(5% of Income Base)

Future Purchase Payments: For each dollar of future Purchase Payments, the Guaranteed Annual Withdrawal Amount increases $0.05 (or 5% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $50, to $5,050.

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Example – Calculation of Annual Guaranteed Withdrawal Amount – Participant Age 71 (No Spousal Benefit Elected)

Participant age:	71
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (on Lock-In Date):	$100,000	(greater of Contract Value and HBV)
Guaranteed Annual Withdrawal Amount:	$5,750	(5.75% of Income Base)

Future Purchase Payments: For each dollar of future Purchase Payments, Guaranteed Annual Withdrawal Amount increases $0.0575 (or 5.75% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $57.50, to $5,807.50.

SPOUSAL BENEFIT

The spousal benefit is an optional benefit you may elect under this Annuity. With the optional Spousal Benefit, the Annual Guaranteed Withdrawal Amount continues to be available until the later death of you and your spouse. If you are the Participant, you make an irrevocable choice whether or not to elect the Spousal Benefit at the Lock-In Date. The Spousal Benefit extends only to the person you are legally married to on the Lock-In Date. Before you can make this election, you must provide us with due proof of marriage and your spouse’s date of birth in a form acceptable to us. You may not add or remove the Spousal Benefit after the Lock-In Date. There are special considerations if you and your spouse or civil union partner are the same gender. See “Same-Gender Spouse Or Civil Union Partner Considerations” in Section 5, “What Is The Prudential IncomeFlex Target® Benefit?” Both you and your spouse must attain age 55 to lock in your guaranteed withdrawals with the Spousal Benefit. The age of the younger spouse is used to determine the amount of the Annual Guaranteed Withdrawal Amount. Therefore, the Annual Guaranteed Withdrawal Amount will be the product of the applicable Guaranteed Withdrawal Percentage (indicated in the chart above) and the Income Base.

While there is no additional daily charge for this benefit, if you are the Participant and elect the Spousal Benefit you will have a lesser Annual Guaranteed Withdrawal Amount, based on the lesser Guaranteed Withdrawal Percentages, than if you had not elected it. The Spousal Benefit requires the same person to be both your spouse and sole Beneficiary of both this Contract and the IRA and/or Roth IRA it funds when you elect the benefit and when you die. Once elected, the Spousal Benefit may not be “transferred” to a new spouse due to divorce, your spouse’s death or any other reason. The Spousal Benefit is irrevocable. Once elected, the lesser Annual Guaranteed Withdrawal Amount based on the lesser Guaranteed Withdrawal Percentages will continue to apply until your Contract ends.

If you elected the Retirement Plan Spousal Benefit, then you will automatically have the Spousal Benefit under this Contract. If you purchase this Contract on or after your Retirement Plan Lock-In Date, then you may not add or remove the Spousal Benefit upon or after purchasing this Contract.

After your death, the Spousal Benefit will continue to be paid until the death of your surviving spouse. You (during your lifetime) and your surviving spouse (after your death) may make additional Purchase Payments subject to the Guaranteed Withdrawal Percentage on the Lock-In Date. Any additional Purchase Payments made by you or your surviving spouse will increase the Annual Guaranteed Withdrawal Amount by the applicable Guaranteed Withdrawal Percentage applied to the additional Purchase Payment.

Example – Calculation of Annual Guaranteed Withdrawal Amount with Spousal Benefit – Younger Spouse Age 56

Participant age:	58
Spouse age:	56
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (Lock-In Date):	$100,000	(greater of Contract Value or HBV)
Annual Guaranteed Withdrawal Amount:	$3,750	(3.75% of Income Base)

Future Purchase Payments: For each dollar of future Purchase Payments, the Guaranteed Annual Withdrawal Amount increases $0.0375 (or 3.75% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $37.50, to $3,787.50.

Example – Calculation of Annual Guaranteed Withdrawal Amount with Spousal Benefit – Younger Spouse Age 65

Participant age:	66
Spouse age:	65
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (Lock-In Date):	$100,000	(greater of Contract Value or HBV)
Annual Guaranteed Withdrawal Amount:	$4,500	(4.50% of Income Base)

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Future Purchase Payments: For each dollar of future Purchase Payments, Annual Guaranteed Withdrawal Amount increases $0.0450 (or 4.50% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $45.00, to $4,545.00.

Example – Calculation of Annual Guaranteed Withdrawal Amount with Spousal Benefit – Younger Spouse Age 65

Participant age:	71
Spouse age:	65
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (Lock-In Date):	$100,000	(greater of Contract Value or HBV)
Annual Guaranteed Withdrawal Amount:	$4,500	(4.50% of Income Base)

Future Purchase Payments: For each dollar of future Purchase Payments, the Guaranteed Annual Withdrawal Amount increases $0.0450 (or 4.50% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $45.00, to $4,545.00.

SAME-GENDER SPOUSE OR CIVIL UNION PARTNER CONSIDERATIONS

The Spousal Benefit may be available for a same-gender spouse or civil union partner recognized under applicable state law. Provisions of a retirement plan or federal law, however, may limit or prevent a same-gender spouse or partner from receiving all or a portion of the Spousal Benefit. Also, certain withdrawals taken to satisfy minimum distributions required by law may be considered Excess Withdrawals, and if so, will reduce and potentially terminate the Spousal Benefit. You are strongly cautioned to consult with your tax or legal advisor before electing the Spousal Benefit for a same-gender spouse or civil union partner.

MULTIPLE RETIREMENT PLANS – TRANSFER OF GUARANTEED VALUES

If you participate in more than one Retirement Plan and have more than one Retirement Plan IncomeFlex Target Benefit, the guaranteed values associated with the multiple benefits may be rolled over and combined into a single Prudential IncomeFlex Target Benefit under this Annuity, as described below. If the Prudential IncomeFlex Target Benefits under your Retirement Plans are funded by the same Contribution Source and have the same Statuses and elections, the guaranteed values under your Retirement Plans will be transferred and combined into a single contract under an IRA or Roth IRA, as applicable, as described in Example 1 below. For purposes of determining the transfer of guaranteed values from multiple Retirement Plans to the Annuity or between the IRA and Roth IRA, your Status is based upon the Guaranteed Withdrawal Percentage applicable to each Retirement Plan or Contract. If you locked-in your Annual Guaranteed Withdrawal Amount in your Retirement Plan and elected the Retirement Plan Spousal Benefit, the spousal benefit under each Retirement Plan Spousal Benefit must cover the same spouse in order for the guaranteed values to transfer and combine under this Annuity.

If the Statuses and elections are not the same between two or more Retirement Plans but are funded by the same Contribution Source, you may roll over the guaranteed values associated with one Retirement Plan Prudential IncomeFlex Target Benefit. The Contract Value of the assets remaining in the other Retirement Plan(s) may remain in the Retirement Plan with the associated guaranteed values applicable to that plan, or may be transferred as an additional Purchase Payment under this Annuity as described in Example 2 below. The guaranteed values associated with the funds rolled over as an additional Purchase Payment from the other Retirement Plan(s) will be cancelled.

You may rollover funds and establish only one IRA and one Roth IRA under this Annuity. If you have more than two Retirement Plan Prudential IncomeFlex Target Benefits consisting of assets from different Contribution Sources (Non-Roth and Roth Contributions), you will establish both an IRA and Roth IRA under this Annuity and may combine under the IRA and Roth IRA the guaranteed values associated with similar Contribution Sources if Retirement Plan Prudential IncomeFlex Target Benefits have the same Statuses and elections, as described in Example 3 below. If the Statuses and election differ, you may elect to rollover the guaranteed value as an additional Purchase Payment as shown in the Example 2 below.

The examples below describe how guaranteed values associated with multiple Retirement Plan IncomeFlex Target Benefits may be transferred to this Annuity.

The Guaranteed Withdrawal Percentages used in the examples below are based upon your age or the age of the younger of you and your spouse, if you elect the Spousal Benefit as described in the chart below. Multiple benefits may be combined and transferred to this Annuity but may only be used to establish one IRA and one Roth IRA funded by this Annuity.

Age at Lock-In	Single Life	Spousal Benefit (using age of younger spouse)
55-64	4.25%	3.75%
65-69	5.00%	4.50%
70+	5.75%	5.25%

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Example 1 – Transferring Multiple Retirement Plan Benefits

Rolling Over and Combining Retirement Plan IncomeFlex Target Benefits into one Contract

Participant Status &Elections	Retirement Plan I	Retirement Plan II	Values Under this Annuity
Lock-In Date Elected	Yes (age 65)	Yes (age 69)	Yes
Spousal Benefit Elected	Yes	Yes	Yes
Guaranteed Withdrawal %	4.50%	4.50%	4.50%
Contribution Source	Roth	Roth	Roth IRA
Contract Value	$25,000	$ 75,000	$100,000
Income Base	$30,000	$100,000	$130,000
Annual Guaranteed Withdrawal Amount	$ 1,350	$ 4,500	$ 5,850

This example presumes that the Participant locked-in with the Spousal Benefit in both Retirement Plans and elected the same person as the spousal Beneficiary under both. If the spouse identified as the spousal Beneficiary under both Retirement Plan Spousal Benefits had not been the same, the guarantees would not rollover and combine under this Annuity. In such instance you could elect to rollover the Contract Value of one Retirement Plan Benefit as an additional Purchase Payment as described in Example 2 below, or leave the assets and the associated guaranteed values in your Retirement Plan.

Example 2 – Transferring Multiple Retirement Plan Benefits

Rolling Over Retirement Plan IncomeFlex Target Benefits into one Contract with an Additional Purchase Payment

Participant Status & Elections	Retirement Plan I	Retirement Plan II	Values Under this Annuity
Lock-In Date Elected	Yes (age 64)	Yes (age 67)	Yes
Spousal Benefit Elected	Yes	No	No
Guaranteed Withdrawal %	3.75%	5%	5%
Contribution Source	Non-Roth	Non-Roth	IRA
Contract Value	$25,000	$ 75,000	$100,000
Income Base	$30,000	$100,000	$125,000
Annual Guaranteed Withdrawal Amount	$ 1,125	$ 5,000	$ 6,250*

Because the multiple benefits have different Statuses and elections, the associated guaranteed values cannot be combined under this Annuity. This example assumes the Contract Owner elects to rollover Retirement Plan Prudential IncomeFlex Target Benefit II to this Annuity, followed by an additional Purchase Payment in the amount of the Contract Value of Retirement Plan Prudential IncomeFlex Target Benefit I ($25,000) applied at the Guaranteed Withdrawal Percentage of Retirement Plan II (5%)*. The Contract Value of Retirement Plan Benefit I reduces to zero and the guarantees and elections associated with Retirement Plan Benefit I are cancelled upon the transfer.

*	The $1,250 amount over $5,000 derives from the additional Purchase Payment associated with Retirement Plan I.

Example 3 – Transferring Multiple Retirement Plan Benefits

Rolling Over and Combining Separate Retirement Plan IncomeFlex Target Benefits under Separate Contracts

Participant Status & Elections	Retirement Plan I	Retirement Plan II	Retirement Plan III	Values Under this Annuity (from Ret. Plan I)	Values Under this Annuity (from Retirement Plan II & III)
Lock-In Date Elected	No	Yes (age 65)	Yes (age 69)	No	Yes
Spousal Benefit Elected		Yes	Yes		Yes
Guaranteed Withdrawal %		4.50%	4.50%		4.50%
Contribution Source	Non-Roth	Roth	Roth	IRA	Roth IRA
Contract Value	$25,000	$75,000	$30,000	$25,000	$105,000
Highest Birthday Value	$30,000			$30,000
Income Base	$30,000	$50,000	$50,000	$30,000	$100,000
Annual Guaranteed Withdrawal Amount		$ 2,250	$ 2,250		$ 4,500

You may only establish one IRA and one Roth IRA under this Annuity. Because the multiple benefits have different Statuses, elections and Contribution Sources, the associated guaranteed values will be rolled over separately under an IRA and Roth IRA, respectively and combined under each Contract if the Statues and elections within that Contribution Source are the same. This example presumes that the Participant 1) locked-in with the Spousal Benefit in both Retirement Plan II and III and identified the

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same person as the spousal Beneficiary under both; 2) elected to rollover and combine Retirement Plan Prudential IncomeFlex Target Benefits II and III; and 3) elected to rollover Prudential IncomeFlex Target Benefit I into an IRA. If the Statuses and elections of Retirement Plan Benefits II and III had not been the same, the guaranteed values could not be combined. In such instance you could elect to rollover the Contract Value of one Retirement Plan Benefit as an additional Purchase Payment as described in Example 2 above or to leave assets and the associated guaranteed values in your Retirement Plan.

ESTABLISHING A ROTH IRA; CONVERSIONS AND RECHARACTERIZATIONS

This Contract is designed to accept transfer of Retirement Plan Prudential IncomeFlex Target Benefit guaranteed values in connection with a direct rollover of assets invested in the Retirement Plan Active Eligible Investments to an IRA and/or Roth IRA. You may only roll over assets invested in the Retirement Plan Active Eligible Investments funded by Non-Roth Contributions and establish an IRA under this Annuity. You may only roll over assets funded with Roth Contributions under your Retirement Plan into a Roth IRA under this Annuity. If you transfer assets from your Retirement Plan to both an IRA and Roth IRA, the Retirement Plan guaranteed values will be divided and proportionally reduced between the IRA and Roth IRA under this Annuity.

You may transfer funds from an IRA to a Roth IRA under this Annuity via a Conversion. You may also transfer funds back to an IRA or Roth IRA via Recharacterization. Conversions and Recharacterizations are defined by and permitted under the Code. The transfer of guaranteed values under this Annuity due to Conversions and Recharacterizations is subject to restrictions. If you transfer 100% of the Contract Value under your IRA or Roth IRA via a Conversion or Recharacterization and the Statuses and elections of the receiving individual retirement account are the same, 100% of the guaranteed values would transfer to the receiving IRA or Roth IRA, as applicable. The Contract Value under the transferring contract is reduced to zero and all guarantees are cancelled. If you elected the Spousal Benefit, both the transferring and receiving individual retirement accounts must cover the same spouse in order for the guaranteed values to transfer.

If you elect to transfer less than 100% of the Contract Value under your IRA or Roth IRA via a Conversion or Recharacterization, or the Status and elections of the receiving individual retirement account are not the same, the transferring amount, including all applicable taxes, will be treated as a withdrawal and will reduce your Contract Value by the transferring amount. The guaranteed values associated with the amount of Contract Value transferred will be cancelled under the transferring contract and your guarantees in that contract will be reduced proportionally; no guarantees will be transferred to the receiving contract. The transferred amount is treated as an additional Purchase Payment into the receiving individual retirement account and will increase your Contract Value under that individual retirement account.

Example 1 – Transferring 100% – Same Statuses and Elections

Participant Status & Elections	Pre-Transfer		Post Transfer
	IRA Under this Annuity	Roth IRA Under this Annuity	IRA Under this Annuity	Roth IRA Under this Annuity
Lock-In Date Elected	Yes	Yes	N/A	Yes
Spousal Benefit Elected	No	No	N/A	No
Guaranteed Withdrawal %	5%	5%	N/A	5%
Contribution Source	IRA	Roth	IRA	Roth
Contract Value	$100,000	$25,000	$0	$125,000
Annual Guaranteed Withdrawal Amount	$ 6,250	$ 3,000	$0	$ 9,250
Income Base	$125,000	$60,000	N/A	$185,000

This example assumes the Contract Owner has both an IRA and Roth IRA and elected to transfer 100% of the IRA ($100,000) to the existing Roth IRA. The guaranteed values were combined because the transfer amount was 100% of the IRA and the Statuses and elections of both contracts are the same.

Example 2 – Transferring Less than 100% – Same Status and Elections

Participant Status & Elections	Pre-Transfer		Post Transfer
	IRA Under this Annuity	Roth IRA Under this Annuity	IRA Under this Annuity	Roth IRA Under this Annuity
Lock-In Date Elected	Yes	Yes	Yes	Yes
Spousal Benefit Elected	No	No	No	No
Guaranteed Withdrawal %	5%	5%	5%	5%
Contribution Source	IRA	Roth	IRA	Roth
Contract Value	$100,000	$25,000	$50,000	$ 75,000
Annual Guaranteed Withdrawal Amount	$ 6,250	$ 3,000	$ 3,125	$ 5,500
Income Base	$125,000	$60,000	$62,500	$110,000

This example assumes the Contract Owner has both an IRA and Roth IRA and elected to transfer 50% of the IRA ($50,000) to the existing Roth IRA. Although the Statuses and elections of both contracts are the same, the guaranteed values cannot be combined because the transfer amount was less than 100% of the IRA.

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Example 3 – Transferring 100% – Different Elections and Status

Participant Status & Elections	Pre-Transfer		Post Transfer
	IRA Under this Annuity	Roth IRA Under this Annuity	IRA Under this Annuity	Roth IRA Under this Annuity
Lock-In Date Elected	Yes	Yes	N/A	Yes
Spousal Benefit Elected	Yes	No	N/A	No
Guaranteed Withdrawal %	4.5%	5%	N/A	5%
Contribution Source	IRA	Roth	N/A	Roth
Contract Value	$100,000	$25,000	$0	$125,000
Annual Guaranteed Withdrawal Amount	$ 6,750	$ 2,500	$0	$ 7,500
Income Base	$150,000	$50,000	$0	$150,000

This example assumes the Contract Owner has both an IRA and Roth IRA and elected to transfer 100% of the IRA ($100,000) to the existing Roth IRA. Although 100% of the IRA was transferred, the guaranteed values cannot be combined because the Statuses and elections of both contracts are not the same.

WITHDRAWALS UNDER THE PRUDENTIAL INCOMEFLEX TARGET BENEFIT

The Prudential IncomeFlex Target Benefit guarantees your ability to withdraw from the Contract an amount equal to the Annual Guaranteed Withdrawal Amount each Birthday Year for your lifetime.

The Prudential IncomeFlex Target Benefit does not affect your ability to make withdrawals under your Contract or limit your ability to request withdrawals that exceed the Annual Guaranteed Withdrawal Amount. You are not required to withdraw all or any portion of the Annual Guaranteed Withdrawal Amount in any Birthday Year.

If, cumulatively, you withdraw an amount less than the Annual Guaranteed Withdrawal Amount in any Birthday Year, the unused portion will expire and will not carry-over to subsequent Birthday Years. If your cumulative withdrawals in a Birthday Year are less than or equal to the Annual Guaranteed Withdrawal Amount, then the withdrawals will not reduce your Annual Guaranteed Withdrawal Amount in subsequent Birthday Years.

Cumulative withdrawals in a Birthday Year that are in excess of the Annual Guaranteed Withdrawal Amount are considered Excess Withdrawals. If you make Excess Withdrawals, then your Income Base will be reduced proportionately, thus reducing your Annual Guaranteed Withdrawal Amount in subsequent years (except with regard to certain required minimum distributions described below under “Excess Withdrawals – Required Minimum Distributions”). This means your Income Base and thus your Annual Guaranteed Withdrawal Amount will be reduced by a percentage determined by the ratio of: (a) the amount of the Excess Withdrawal, to (b) the Contract Value immediately prior to such withdrawal (see examples of this calculation below). We will determine whether you have made an Excess Withdrawal at the time of each withdrawal. Therefore, a subsequent increase in the Annual Guaranteed Withdrawal Amount will not offset the effect of an earlier Excess Withdrawal. Excess Withdrawals may adversely impact the benefits provided under this Contract and may result in a termination of benefits.

Examples – Impact of Withdrawals on Annual Guaranteed Withdrawal Amount

The examples below assume the following (the values set forth are purely hypothetical and do not reflect charges):

Income Base:	$200,000
Guaranteed Withdrawal Percentage:	5.00%
Annual Guaranteed Withdrawal Amount:	$ 10,000
Birthday Year:	May 12, 2009 through May 11, 2010
Contract Value prior to withdrawal on June 15, 2009 (date of first withdrawal)	$160,000
Contract Value prior to withdrawal on July 15, 2009 (date of second withdrawal)	$150,000

Example 1. Not an Excess Withdrawal (Amounts less than or equal to Annual Guaranteed Withdrawal Amount)

If $9,000 is withdrawn on June 15, 2009, then the following values would result:

■	Contract Value immediately prior to withdrawal = $160,000
■	Contract Value after withdrawal = $160,000 – $9,000 = $151,000
■	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $10,000 – $9,000 = $1,000
■	Annual Withdrawal Amount for future Birthday Years remains $10,000
■	Income Base remains $200,000

If an additional $1,000 is withdrawn on July 15, 2009, then the following values would result:

■	Contract Value immediately prior to withdrawal (reflecting a $1,000 market decrease from June 15, 2009) = $150,000
■	Contract Value after withdrawal = $150,000 – $1,000 = $149,000
■	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $0
■	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000
■	Income Base remains $200,000

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Example 2. An Excess Withdrawal (Amount exceeds Annual Guaranteed Withdrawal Amount)

If $9,000 is withdrawn on June 15, 2009, then the following values would result:

■	Contract Value = $160,000 – $9,000 = $151,000
■	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $10,000 – $9,000 = $1,000
■	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000
■	Income Base remains $200,000

If an additional $11,000 is withdrawn on July 15, 2009, then the following values would result:

■	Contract Value immediately prior to withdrawal (reflecting a $1,000 market decrease from June 15, 2009) = $150,000
■	Amount of Excess Withdrawal (withdrawal amount in excess of remaining Annual Guaranteed Withdrawal Amount) = $11,000 – $1,000 = $10,000
■	Contract Value after guaranteed portion of withdrawal = $150,000 – $1,000 = $149,000
■	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $0
■	Amount of reduction to Income Base = Excess Withdrawal ÷ Contract Value before Excess Withdrawal × Income Base = ($10,000 ÷ $149,000) × $200,000 = $13,422.82
■	Income Base = $200,000 – $13,422.82 = $186,577.18
■	Annual Guaranteed Withdrawal Amount for future Birthday Years = 5% x new Income Base = 5% x $186,577.18 = $9,328.86
■	Contract Value immediately after the Excess Withdrawal = $149,000 – $10,000 = $139,000

EXCESS WITHDRAWALS – REQUIRED MINIMUM DISTRIBUTIONS

You may be required to withdraw more than your Annual Guaranteed Withdrawal Amount to satisfy required minimum distribution requirements under the Code (“RMD Requirements”). These withdrawals will not be treated as Excess Withdrawals, subject to the requirements that follow. As of the last Business Day in each calendar year (each a “RMD Calculation Date”), we will determine the amount you would need to take as a withdrawal to comply with the RMD Requirements during the next calendar year (each a “RMD Payment Year”). This determination is based solely on the sum of the Contract Value and the net actuarial value of our guarantees under the Prudential IncomeFlex Target Benefit on the RMD Calculation Date. Roth IRA Contract Owners are not subject to the required minimum distributions of the Code.

If the amount determined on the RMD Calculation Date is for an Eligible Spouse, the amount will be based on the assumption that the Eligible Spouse is a “spouse” for purposes of federal law. If the Eligible Spouse is a same-gender spouse, civil union partner or has a similar status that is not recognized as a “spouse” under federal law, then the RMD Value we determine below may not be sufficient to avoid Excess Withdrawals when such Eligible Spouse takes required minimum distributions from the plan or account. In this case, the Annual Guaranteed Withdrawal Amount will be reduced or terminated. Before electing the Spousal Benefit for a same-gender spouse or civil union partner, you should carefully consider that provisions of the Code or plan may limit, reduce or eliminate any spousal benefit received.

If the required minimum distribution (RMD) amount determined using these assumptions exceeds the Annual Guaranteed Withdrawal Amount on the RMD Calculation Date, then the difference between such RMD amount and the Annual Guaranteed Withdrawal Amount shall be the “RMD Value.” Withdrawals taken in the RMD Payment Year that would otherwise be Excess Withdrawals, shall be treated as Excess Withdrawals only to the extent they exceed the RMD Value. Any RMD Value remaining at the end of each RMD Payment Year shall expire and not increase the RMD Value in any subsequent RMD Payment Year.

Example – Treatment of Withdrawals Related to Required Minimum Distributions

Income Base	$200,000
Guaranteed Withdrawal Percentage	5.00%
Birthday Year	May 12, 2009 through May 11, 2010
Contract Value on April 15, 2009	$160,000
Contract Value on May 15, 2009	$145,000
Annual Guaranteed Withdrawal Amount	$10,000
Required Minimum Distribution Amount	$14,000	(for calendar year 2009)
RMD Value	$4,000	(for calendar year 2009)

Example 1. Not an Excess Withdrawal (Withdrawal of the Annual Guaranteed Withdrawal Amount plus the RMD Value)

If $14,000 is withdrawn on April 15, 2009, then the following values would result:

■	$10,000 applied against the Remaining Guaranteed Withdrawal Amount (assumes that no Guaranteed Withdrawals have been yet taken for the current Birthday Year)
■	$4,000 applied against the RMD Value
■	Contract Value = $160,000 – $14,000 = $146,000
■	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000

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If an additional $10,000 is withdrawn on May 15, 2009, then the following values would result:

■	Remaining Annual Guaranteed Withdrawal Amount for the current year = $10,000 – $10,000 = $0
■	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000
■	Contract Value = $145,000 – $10,000 = $135,000

Example 2. An Excess Withdrawal (Withdrawal of an Amount Greater than the Annual Guaranteed Withdrawal Amount plus the RMD Value)

If $20,000 is withdrawn on April 15, 2009, then the following values would result:

■	$10,000 applied against the Remaining Guaranteed Withdrawal Amount (assumes that no Guaranteed Withdrawals have been yet taken for the current Birthday Year)
■	$4,000 applied against the RMD Value
■	$6,000 counts as an Excess Withdrawal
■	Reduction to Income Base = Excess Withdrawal ÷ Contract Value before Excess Withdrawal × Income Base = ($6,000 ÷ $146,000) × $200,000 = $8,219.18
■	Income Base = $200,000 – $8,219.18 = $191,780.82
■	Annual Guaranteed Withdrawal Amount for future Birthday Years = 5% × new Income Base = 5% × $191,780.82 = $9,589.04
■	Contract Value = $160,000 – $20,000 = $140,000

INCREASE OF INCOME BASE AND ANNUAL GUARANTEED WITHDRAWAL AMOUNT – STEP-UP

Your Annual Guaranteed Withdrawal Amount may increase due to positive market performance in your Variable Investment Option. On each Birthday after Lock-In under this Annuity or following purchase of this Contract if you purchased this Contract after your Retirement Plan Lock-In Date, any Step-Up Amount, which represents any excess of the Contract Value over the Income Base, may increase the Income Base. If the Income Base is increased by the Step-Up Amount, then your Annual Guaranteed Withdrawal Amount immediately will increase by the amount equal to the product of (a) the Guaranteed Withdrawal Percentage, and (b) the amount of the increase in the Income Base. You may withdraw the additional amount in the Birthday Year during which the increase occurs, but you are not required to do so. The Income Base will increase by effect of the Step-Up Amount automatically, unless we increase the charge for the Prudential IncomeFlex Target Benefit.

If we increase the charge and you become eligible for a Step-Up, then you must choose whether or not to accept the increased charge. If you accept it, then the Income Base will increase by the amount of the Step-Up Amount and the higher charge will apply to the entire Contract Value, unless you affirmatively elect otherwise pursuant to the next paragraph.

We will provide you with 90 days notice that you are eligible for an increase in your Income Base and that by accepting the increase you will become subject to an increased Prudential IncomeFlex Target Benefit charge on the entire Contract Value. Unless you notify us in writing by the end of the 90 day period that you reject the increase of your Income Base resulting from the Step-Up Amount, we will consider you to have accepted the Step-Up Amount and the resultant increased charge. Any such increase in the Prudential IncomeFlex Target Benefit charge would be subject to the maximum charge limit set forth in the “Summary of Contract Expenses.” If you reject an increase in your Income Base, your rejection will be effective for that year only. Your rejection of the Step-Up Amount does not affect your eligibility for subsequent Step-Up Amounts.

Example – Step Up Calculation

Birthday	May 12, 2009
Annual Guaranteed Withdrawal Amount	$4,000
Contract Value as of May 11, 2009	$100,000
Guaranteed Withdrawal Percentage	5%
■	Step-Up Value = $100,000 × 5% = $5,000
■	Step-Up Value > Annual Guaranteed Withdrawal Amount ($5,000 > $4,000)
■	Annual Guaranteed Withdrawal Amount for future Birthday Years = $5,000

GUARANTEES UNDER THE INCOMEFLEX TARGET BENEFIT

■

If your Contract Value equals zero and your Annual Guaranteed Withdrawal Amount is greater than zero, we will pay you the Annual Guaranteed Withdrawal Amount in quarterly installments, unless you request another payment frequency.

■	When the Contract Value equals zero, we will no longer accept Purchase Payments under the Contract.

OTHER IMPORTANT CONSIDERATIONS

Withdrawals made while the Prudential IncomeFlex Target Benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under a retirement account. The Prudential IncomeFlex Target Benefit does not directly affect the Contract Value or surrender value, but any withdrawal will decrease the Contract Value by the amount of the withdrawal. If you surrender your Contract, you will receive the current Contract Value, not the Income Base or Annual Guaranteed Withdrawal Amount.

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TERMINATION OF THE INCOMEFLEX TARGET BENEFIT AND WAITING PERIOD

If you terminate the Prudential IncomeFlex Target Benefit, any guarantee provided by the benefit will end as of the date the termination is effective.

The Prudential IncomeFlex Target Benefit terminates:

■	upon an Excess Withdrawal that causes the Contract Value to be zero;
■	upon the transfer of 100% of the Contract Value from an IRA and/or Roth IRA (the guarantees will be transferred to the receiving Contract);
■	upon your surrender of the Contract;
■	upon your death (or the death of you and your spouse, if the Spousal Benefit was elected);
■	upon a change in ownership of the Contract that changes the tax identification number of the Contract Owner other than in connection with a Spousal Benefit, or
■	upon your election to begin receiving Annuity Payments.

We cease imposing the charge for the Prudential IncomeFlex Target Benefit upon the effective date of the benefit termination for the events described above.

While you may terminate the IncomeFlex Target Benefit at any time, we may not terminate the benefit other than in the circumstances listed above. However, to the extent permitted by applicable law, we may stop offering the Prudential IncomeFlex Target Benefit by refusing new Purchase Payments, or we may increase related charges for new Purchase Payments and Step-Up transactions at any time in the future.

Currently, if you terminate the Prudential IncomeFlex Target Benefit, you will only be permitted to re-elect the benefit in another of our contracts after 90 calendar days from the date the benefit was last terminated.

ADDITIONAL TAX CONSIDERATIONS FOR QUALIFIED CONTRACTS/ARRANGEMENTS

You have purchased the Contract as an investment vehicle to be held by a custodial IRA or Roth IRA. Generally, required minimum distribution rules under the Code require that you begin receiving periodic amounts from your IRA beginning after age 70 1/2. Required Minimum Distributions are not required for Roth IRAs during the owner’s lifetime. The amount required under the Code may exceed the Annual Guaranteed Withdrawal Amount. See “Excess Withdrawals – Required Minimum Distributions,” earlier in this section.

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6: HOW CAN I PURCHASE THE PRUDENTIAL RETIREMENT SECURITY ANNUITY III?

PURCHASE PAYMENTS

The initial Purchase Payment is the amount of money you give us to purchase the Contract. Unless we agree otherwise and subject to our rules, the minimum initial Purchase Payment is $20,000. If you elect a direct rollover of your Retirement Plan Prudential IncomeFlex Target Benefit into both an IRA and a Roth IRA, the minimum Purchase Payment of $20,000 must be met for each. You must get our prior approval for any initial and/or additional Purchase Payment of $1 million or more, unless we are prohibited under applicable state law from insisting on such prior approval. To the extent permitted by law, we reserve the right to cease accepting new Purchase Payments under the Contract at any time. With some restrictions, you can make additional Purchase Payments of no less than $50 at any time during the Accumulation Phase. Currently, we waive this minimum Purchase Payment requirement, but may impose it at any time in the future.

Currently, you must get our prior approval to make maximum aggregate Purchase Payments in excess of $2 million unless we are prohibited under applicable state law from insisting on such prior approval. We limit the maximum total Purchase Payments in any Contract year other than the first to $1 million absent our prior approval. Depending on applicable state law, other limits may apply. This Contract is issued as a nonqualified annuity. In order for it to be used to fund an IRA or Roth IRA, the Contract must be issued to a custodial account established as an IRA or Roth IRA.

Absent our prior approval, we may temporarily suspend the right to make additional Purchase Payments during the 90-day period following an Excess Withdrawal or any withdrawal before the Lock-In Date. This restriction does apply to rollover transactions.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a Contract and when you make an additional Purchase Payment, we will allocate your Purchase Payment to the Variable Investment Option.

We generally will credit the initial Purchase Payment to your Contract within two Business Days from the day on which we receive your payment in Good Order at the Prudential Retirement Service Center. If, however, your first payment is made without enough information for us to set up your Contract, we may need to contact you to obtain the required information.

We will credit each subsequent Purchase Payment as of the Business Day we receive it in Good Order at the Prudential Retirement Service Center. Subsequent Purchase Payments that are not in Good Order will be credited on the Business Day that Good Order is determined. Subsequent Purchase Payments received in Good Order after the close of the Business Day will be credited on the following Business Day.

At our discretion, we may give initial and subsequent Purchase Payments (as well as transfers) received in Good Order by certain broker/dealers prior to the close of a Business Day the same treatment as they would have received had they been received at the same time at the Prudential Retirement Service Center. Any such arrangements would be governed by the terms and conditions of a written agreement between us and the broker/dealer.

CALCULATING CONTRACT VALUE

The value of your Contract will go up or down depending on the investment performance of the Variable Investment Option. To determine the value of your Contract, we use a unit of measure called an accumulation unit. An accumulation unit works like a share of a mutual fund.

Every day we determine the value of an accumulation unit for the Variable Investment Option. We do this by:

1)	Adding up the total amount of money allocated to a specific investment option;
2)	Subtracting from that amount, insurance charges and any other applicable charges such as for taxes; and
3)	Dividing this amount by the number of outstanding accumulation units.

When you make a Purchase Payment to a Variable Investment Option, we credit your Contract with accumulation units of the sub-account for the investment options you choose. The number of accumulation units credited to your Contract is determined by dividing the amount of the Purchase Payment allocated to an investment option by the unit price of the accumulation unit for that investment option. We calculate the unit price for the investment option after the New York Stock Exchange closes each day and then credit your Contract. The value of the accumulation units can increase, decrease, or remain the same from day to day.

We cannot guarantee that your Contract Value will increase or that it will not fall below the amount of your total Purchase Payments.

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7: WHAT ARE THE EXPENSES ASSOCIATED WITH THE PRUDENTIAL RETIREMENT SECURITY ANNUITY III?

There are charges and other expenses associated with the Contract that reduce the return on your investment. These charges and expenses are described below.

The charges under the Contract are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the Contract. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the Contract. If, as we expect, the charges that we collect from the Contract exceed our total costs in connection with the Contract, we will earn a profit. Otherwise, we will incur a loss. The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the Contract.

INSURANCE AND ADMINISTRATIVE CHARGES

Each day we make a deduction for the insurance and administrative charges. These charges cover our expenses for mortality and expense risk, administration, marketing and distribution. The mortality risk portion of the charge is for assuming the risk that the Annuitant(s) will live longer than expected based on our life expectancy tables. When this happens, we pay a greater number of Annuity Payments. The expense risk portion of the charge is for assuming the risk that the current charges will be insufficient in the future to cover the cost of administering the Contract. The administrative expense portion of the charge compensates us for the expenses associated with the administration of the Contract. This includes preparing and issuing the Contract; establishing and maintaining Contract records; preparation of confirmations and annual reports; personnel costs; legal and accounting fees; filing fees; and systems costs.

The insurance and administrative charge equals, on an annual basis, the following percentages of the daily Contract Value:

	Current	Maximum
Insurance and Administrative Charge	0.65%	1.75%

While we presently charge the percentage amount reflected in the “Current” column above, we have the right to increase this charge up to the percentage amount reflected in the “Maximum” column above, but we have no current intention to do so. Any increase in this charge would apply immediately to the daily value of the Contract.

PRUDENTIAL INCOMEFLEX TARGET BENEFIT CHARGES

In addition to the current insurance and administrative charge, each day we make a deduction for the charges associated with the Prudential IncomeFlex Target Benefit.

The IncomeFlex Target Benefit charge equals, on an annual basis, the following percentages of the daily Contract Value:

	Current	Maximum
IncomeFlex Target Benefit	1.00%	1.50%

While we presently charge the percentage amount reflected in the “Current” column above, we have the right to increase this charge up to the percentage amount reflected in the “Maximum” column above, but we have no current intention to do so.

Any increase in these IncomeFlex Target Benefit charges would apply only to new Purchase Payments and Step-Up transactions after the effective date of the increase. Please see “Increase Of Income Base and Annual Guaranteed Withdrawal Amount – Step-Up” in Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

If the charges under the Contract are not sufficient to cover our expenses, then we will bear the loss. We do, however, expect to profit from these charges. Any profits made from these charges may be used by us to pay for the costs of distributing the Contract.

CONTRACT MAINTENANCE CHARGE

We may impose a fee of up to $150 per year for administrative expenses. We currently waive this fee. However, we may begin to impose or increase this fee up to $150 at any time, but we have no current intention to do so. If we impose this fee, it will generally be assessed quarterly on the last Business Day of the quarter. Also, we may establish and modify the level of Contract Value at which we waive this fee. The charge will be deducted from the Contract’s Variable Investment Option, if the Contract offers more than one option, then proportionately from each option.

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TAXES ATTRIBUTABLE TO PREMIUM

There may be federal, state and local premium based taxes applicable to your Purchase Payment. We are responsible for the payment of these taxes and may make a deduction from the value of the Contract to pay some or all of these taxes. It is our current practice not to deduct a charge for the federal tax associated with deferred acquisition costs paid by us that are based on premium received. However, we reserve the right to charge the Contract Owner in the future for any such tax associated with deferred acquisition costs and any federal, state or local income, excise, business or any other type of tax measured by the amount of premium received by us.

EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES

We may reduce or eliminate certain fees and charges or alter the manner in which the particular fee or charge is deducted. For example, we may reduce or eliminate the amount of the annual contract maintenance fee or reduce the insurance and administrative charge. Generally, these types of changes will be based on a reduction to our sales, maintenance or administrative expenses due to the nature of the individual or group purchasing the Annuity. Some of the factors we might consider in making such a decision are: (a) the size and type of group; (b) the number of Annuities purchased by an Owner; (c) the amount of Purchase Payments or likelihood of additional Purchase Payments; and/or (d) other transactions where sales, maintenance or administrative expenses are likely to be reduced. We will not discriminate unfairly between Annuity purchasers if and when we reduce any fees and charges.

COMPANY TAXES

We pay company income taxes on the taxable corporate earnings created by this Separate Account product. While we may consider company income taxes when pricing our products, we do not currently include such income taxes in the tax charges you pay under the Contract. We will periodically review the issue of charging for these taxes and may impose a charge in the future. It is our current practice not to deduct a charge for the federal tax associated with deferred acquisition costs paid by us that are based on premium received. However, we reserve the right to charge the Contract Owner in the future for any such tax.

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including Separate Account assets, which are company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. Under current law, such benefits may include foreign tax credits and corporate dividend received deductions. We do not pass these tax benefits through to holders of the Separate Account Annuity Contracts because (i) the Contract Owners are not the owners of the assets generating these benefits under applicable income tax law and (ii) as described above, we do not currently include company income taxes in the tax charges you pay under the Contract. We reserve the right to change these tax practices.

UNDERLYING MUTUAL FUND FEES

When you allocate a Purchase Payment or a transfer to the Variable Investment Option, we in turn invest in shares of a corresponding underlying mutual fund. The fund charges fees and incurs operating expenses that are in addition to the Contract-related fees described in this section. For 2010, the Prudential Asset Allocation Fund’s total annual operating expense, without regard to expense caps, was 1.00% annually, based on historical fund expenses as of the fiscal year ended September 30, 2010. The manager of the fund has contractually agreed to January 31, 2012 to waive up to 2 basis points of its management fee to the extent that the fund’s annual operating expenses exceed 0.86% (exclusive of taxes, interest, brokerage commissions, distribution fees and non-routine expenses) of the fund’s average daily net assets. This waiver may not be terminated prior to January 31, 2012. The decision on whether to renew, modify or discontinue the waiver is subject to review by the manager and the fund’s Board of Directors. For additional information about fund fees, please consult the fund prospectus.

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8: HOW CAN I ACCESS MY MONEY?

You can access your money by:

■	Making a withdrawal (either partial or complete); or
■	Choosing to receive Annuity Payments during the Annuity Phase (annuitization). Please see Section 3, “What Kind Of Payments Will I Receive During The Annuity Phase?”

WITHDRAWALS DURING THE ACCUMULATION PHASE

When you make a full withdrawal, you will receive the value of your Contract minus any applicable fees. We will calculate the value of your Contract and charges, if any, as of the date we receive your request in Good Order at the Prudential Retirement Service Center.

The minimum amount that may be withdrawn is $250 or, if less, the Contract Value. We currently waive this minimum. We may begin to impose this minimum at any time in the future. We will generally pay the withdrawal amount, less any required tax withholding, within seven days after we receive a withdrawal request in Good Order.

Income taxes, tax penalties and certain restrictions also may apply to any withdrawal you make. For a more complete explanation, see Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity III?”

AUTOMATED WITHDRAWALS

We offer an automated withdrawal feature. This feature enables you to receive periodic withdrawals in monthly, quarterly, semiannual or annual intervals. We will process your withdrawals received in Good Order at the end of the Business Day at the intervals you specify. We will continue at these intervals until you tell us otherwise. The minimum automated withdrawal amount you can make generally is $250. We currently waive this minimum. We may begin to impose this minimum at any time in the future.

Income taxes, tax penalties and certain restrictions may apply to automated withdrawals. For a more complete explanation, see Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity III?”

SUSPENSION OF PAYMENTS OR TRANSFERS

The SEC may require us to suspend or postpone payments made in connection with withdrawals or transfers for any period when:

■	The New York Stock Exchange is closed (other than customary weekend and holiday closings);
■	Trading on the New York Stock Exchange is restricted;
■	An emergency exists, as determined by the SEC, during which sales and redemptions of shares of the underlying mutual funds are not feasible or we cannot reasonably value the accumulation units; or
■	The SEC, by order, permits suspension or postponement of payments for the protection of Owners.

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9: WHAT ARE THE TAX CONSIDERATIONS ASSOCIATED WITH THE PRUDENTIAL RETIREMENT SECURITY ANNUITY III?

This tax discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. The discussion includes a description of certain spousal rights under the Contract and under tax-qualified plans. Our administration of such spousal rights and related tax reporting accords with our understanding of the Defense of Marriage Act (which defines a “marriage” as a legal union between a man and a woman and a “spouse” as a person of the opposite sex). Depending on the state in which your Annuity is issued, we may offer certain spousal benefits to civil union couples or same-sex marriages. You should be aware, however, that federal tax law does not recognize civil unions or same-sex marriages. Because this Annuity is sold exclusively to fund IRAs and Roth IRAs, our administration of such spousal rights and related tax reporting accords with our understanding of the Defense of Marriage Act. Therefore, we cannot permit a civil union partner or same-sex spouse to continue the Annuity, upon the death of the first partner. Civil union couples and same-sex marriage spouses should consider this limitation before selecting the Spousal Benefit under the Annuity.

This Contract may be purchased by custodial IRAs and Roth IRAs, which can hold other permissible assets other than the Annuity. The terms and administration of the trust or custodial account in accordance with the laws and regulations are the responsibility of the applicable trustee or custodian.

The tax advantages available with this Contract may exist solely from its purchase through retirement accounts or accounts qualifying for federal tax benefits under section 408(a) and 408A of the Code. In contrast to many variable annuities, because this Contract can invest in funds available to the general public, if the Contracts are not issued or purchased through one of these types of retirement accounts, the taxes on gains may not be deferred. You should carefully consider the advantages and disadvantages of owning a variable annuity in a tax-qualified plan, as well as the costs and benefits of the Contract (including annuity income), before you purchase the Contract in a tax-qualified account.

CONTRACTS HELD BY TAX-FAVORED PLANS

The following discussion covers annuity contracts held under tax-favored Retirement Plans.

Currently, the Contract may be purchased for use in connection with individual retirement accounts, which are subject to Section 408(a) and 408A of the Code. This Contract is issued as a nonqualified annuity. In order for it to be used for an IRA or Roth IRA, the Contract must be issued to a custodial account established as an IRA or Roth IRA. This description assumes that you have satisfied the requirements for eligibility for these accounts.

IRAs. When you purchase this Contract for use in an IRA, we will provide you with a copy of the prospectus and Contract. If the IRA is being established at the same time you purchase the Contract, an “IRA Disclosure Statement,” containing information about eligibility, contribution limits, tax particulars, and other IRA information will be delivered to you separately. In addition to this information (some of which is summarized below), the Code requires that you have a “revocation period” of seven (7) days following receipt of the IRA Disclosure Statement to cancel the IRA funded by the Contract and receive a refund equal to the amount of your Purchase Payments. The revocation period runs concurrent with any free look period required by State law. During this “revocation period”, you can cancel the Contract by notifying us in writing, and you will receive a refund equal to the greater of your Purchase Payments or the Contract Value (as of the date you surrendered your Contract), less any applicable federal and state income tax withholding. After the revocation period ends, you may still cancel the Contract during the remaining free look period. See Section 1 “Short Term Cancellation Right or “Free Look.” Please note this does not apply if you are not establishing an IRA at the same time you purchase the Contract.

Roth IRAs. When you purchase this Contract for use with a Roth IRA, we will provide you with a copy of the prospectus and Contract. If the Roth IRA is being established at the same time you purchase this Contract, a “Roth IRA Disclosure Statement,” containing information about eligibility, contribution limits, tax particulars, and other Roth IRA information will be delivered to you separately. In addition to this information (some of which is summarized below), the Code requires that you have a “revocation period” of seven (7) days following receipt of the Roth IRA Disclosure Statement to cancel the Roth IRA funded by the Contract and receive a refund equal to the amount of your Purchase Payments. The revocation period runs concurrent with any free look period required by State law. During this “revocation period” you can cancel the Contract by notifying us in writing, and you will receive a refund equal to the greater of your Purchase Payments or the Contract Value (as of the date you surrendered your Contract), less any applicable federal and state income tax withholding. After the revocation period ends, you may still cancel the Contract during the remaining free look period. See Section 1 “Short Term Cancellation Right or “Free Look.” Please note this does not apply if you are not establishing a Roth IRA at the same time you purchase the Contract.

Contributions Limits/Rollovers. Because of the way the Contract is designed, you may only purchase a Contract for an IRA and/or Roth IRA in connection with a “rollover” of amounts from a qualified Retirement Plan (see cover page of prospectus). You must make a minimum initial payment of $20,000 to purchase a Contract in connection with an IRA or Roth IRA. This minimum is greater than the maximum amount of any annual contribution allowed by law you may make to an IRA or Roth IRA. For 2011 the limit for an IRA is $5,000. The contribution amount is indexed for inflation. The tax law also provides for a catch-up provision for

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individuals who are age 50 and above, allowing these individuals an additional $1,000 contribution each year. Contribution limits for a Roth IRA are established as the same annual contribution limits reduced by any amounts you have contributed to an IRA for the contribution year. While contributions to an IRA may be deductible, subject to income limits, contributions to a Roth IRA cannot be deducted from your gross income.

The “rollover” rules under the Code are fairly technical; however, an individual (or his or her surviving spouse) may generally “roll over” certain distributions from tax-favored Retirement Plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy the Contract, you can make regular IRA contributions (or Roth IRA contributions for a custodial Roth IRA) under the Contract (to the extent permitted by law and the Contract). However, if you make such regular IRA contributions, you should note that you will not be able to treat the Contract as a “conduit IRA,” which means that you will not retain possible favorable tax treatment if you subsequently “roll over” the Contract funds originally derived from a qualified Retirement Plan into another Section 401(a) plan. Beginning in 2007, non-spouse beneficiaries can also roll over distributions from a tax-favored Retirement Plan into an inherited IRA. Currently this Contract is not available to fund inherited IRAs.

Distributions. Usually, the full amount of any distribution from an IRA (including a distribution from this Contract) which is not a rollover is taxable. As taxable income, these distributions are subject to the general tax withholding rules described below. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:

■	A 10% “early distribution penalty”;
■	Liability for “prohibited transactions” if you, for example, borrow against the value of an IRA; or
■	Failure to take a minimum distribution.

For Roth IRAs, only the earnings portion of distributions that are not qualified distributions are subject to income tax and the 10% “early distribution penalty.” Distributions of amounts converted to a Roth IRA within 5 years of the conversion are also subject to the 10% penalty, even though income tax is not due at the time of the distribution. The other penalties apply to the entire Roth account. “Qualified distributions” from a Roth IRA are excludable from gross income. A “qualified distribution” is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the owner of the Roth IRA attains age 59 1/2; (b) after the owner’s death; (c) due to the owner’s disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and (2) the distribution must be made in the year that is at least five tax years after the first year for which a contribution was made to any Roth IRA established for the owner or five years after a rollover, transfer, or conversion was made from a traditional IRA to a Roth IRA.

REQUIRED MINIMUM DISTRIBUTION PROVISIONS AND PAYMENT OPTION

When you hold the Contract under an IRA (or other tax-favored plan), IRS required minimum distribution provisions must be satisfied. This means that generally payments must start by April 1 of the year after the year you reach age 70 1/2 and must be made for each year thereafter. Roth IRAs are not subject to these required minimum distribution rules during the Owner’s lifetime. The amount of the payment from the IRA must at least equal the minimum required under the IRS rules. Several choices are available for calculating the minimum amount. More information on the mechanics of this calculation is available on request. Please contact us within a reasonable time before the IRS deadline so that a timely distribution is made. Please note that there is a 50% tax penalty on the amount of any minimum distribution not made in a timely manner.

To determine the amount of any required minimum distributions the value of the Contract will be calculated based on the sum of the Contract Value and the net actuarial present value of any additional Death Benefits and benefits under the Contract. As a result, if amounts are distributed from the Contract to satisfy the required minimum distribution rules, the amount distributed may be larger than if the calculation were based on the Contract Value only, which may in turn result in an earlier (but not before the required beginning date) distribution of amounts under the Contract and an increased amount of taxable income distributed to the Contract Owner, and a reduction of Death Benefits and the benefits of the Prudential IncomeFlex Target Benefit.

You can use the minimum distribution option to satisfy the IRS required minimum distribution rules for this Contract without either beginning Annuity Payments or surrendering the Contract. We will distribute to you this required minimum distribution amount, less any other partial withdrawals that you made during the year. Although the IRS rules determine the required amount to be distributed from your IRA each year, certain payment alternatives are still available to you. If you own more than one IRA, you can choose to satisfy your minimum distribution requirement for each of your IRAs by withdrawing that amount from any of your IRAs. Similarly, if the IRA that includes the Contract has other investments, you can choose to satisfy your minimum distribution requirement from those investments.

REQUIRED DISTRIBUTIONS UPON YOUR DEATH FOR QUALIFIED ANNUITY CONTRACTS

Upon your death under an IRA or Roth IRA, the designated Beneficiary may generally elect to continue the Contract and receive required minimum distributions under the Contract instead of receiving the death benefit in a single payment. The available payment options will depend on whether you die before the date required minimum distributions under the Code were to begin, whether you have named a designated Beneficiary and whether that Beneficiary is your surviving spouse. If you die after a

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designated Beneficiary has been named, the death benefit must be distributed by December 31st of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life or life expectancy of the designated Beneficiary (as long as payments begin by December 31st of the year following the year of death). However, if your surviving spouse is the Beneficiary, the death benefit can be paid out over the life or life expectancy of your spouse with such payments beginning no later than December 31st of the year following the year of death or December 31st of the year in which you would have reached age 70 1/2, which ever is later. Additionally, if the Contract is payable to (or for the benefit of) your surviving spouse, that portion of the Contract may be continued with your spouse as the owner. The Worker, Retiree and Employer Recovery Act of 2008 suspended Required Minimum Distributions for 2009. If your Beneficiary elects to receive full distribution by December 31st of the year including the five year anniversary of the date of death, 2009 shall not be included in the five year requirement period. This effectively extends this period to December 31st of the year including the six year anniversary of the date of death.

If you die before a designated Beneficiary is named and before the date required minimum distributions must begin under the Code, the death benefit must be paid out by December 31st of the year including the five year anniversary of the date of death. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated Beneficiary. A designated Beneficiary may elect to apply the rules for no designated Beneficiary if those would provide a smaller payment requirement. For this distribution requirement also, 2009 shall not be included in the five year requirement period.

If you die before a designated Beneficiary is named and after the date required minimum distributions must begin under the Code, the death benefit must be paid out at least as rapidly as under the method then in effect. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated Beneficiary. A designated Beneficiary may elect to apply the rules for no designated Beneficiary if those would provide a smaller payment requirement.

A Beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules.

Until withdrawn, amounts in a Qualified Annuity contract continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the required minimum distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

For a Roth IRA, if death occurs before the entire interest is distributed, the death benefit must be distributed under the same rules applied to IRAs where death occurs before the date required minimum distributions must begin under the Code.

PENALTY FOR EARLY WITHDRAWALS

You may owe a 10% tax penalty on the taxable part of distributions received from an IRA or Roth IRA, before you attain age 59 1/2.

Amounts are not subject to this tax penalty if:

■	the amount is paid on or after you reach age 59 1/2 or die;
■	the amount received is attributable to your becoming disabled; or
■

the amount paid or received is in the form of substantially equal payments not less frequently than annually (Please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years. Modification of payments during that time period will generally result in retroactive application of the 10% tax penalty.).

Other exceptions to this tax may apply. You should consult your tax advisor for further details.

WITHHOLDING

Unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on Annuity Payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:

■

For any Annuity Payments not subject to mandatory withholding, you will have taxes withheld by us as if you are a married individual, with three exemptions. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default.

■	For all other distributions, we will withhold at a 10% rate.

State income tax withholding rules vary and we will withhold based on the rules of your state of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien’s country.

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We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax advisor to find out more information on your potential liability if you fail to pay such taxes.

ERISA DISCLOSURE/REQUIREMENTS

ERISA (the “Employee Retirement Income Security Act of 1974”) and the Code prevent a fiduciary and other “parties in interest” with respect to a plan (and, for purposes of the Code, an IRA and Roth IRA would also constitute a “plan”) from receiving any benefit from any party dealing with the plan, as a result of the sale of the Contract. Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the Contract. This information has to do primarily with the fees, charges, discounts and other costs related to the Contract, as well as any commissions paid to any agent selling the Contract.

Information about any applicable fees, charges, discounts, penalties or adjustments may be found in Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity III?”

Information about sales of the Contract may be found in Section 10, “Other Information.” In addition, other relevant information required by the exemptions is contained in the Contract and accompanying documentation. Please consult your tax advisor if you have any additional questions.

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10: OTHER INFORMATION

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY (PRIAC)

PRIAC is a stock life insurance company incorporated under the laws of Connecticut in 1981. PRIAC’s principal business address is 280 Trumbull Street, Hartford, CT, 06103. It is authorized to do business in the District of Columbia and all states. PRIAC issues group and individual annuities and other insurance contracts and was formerly a subsidiary of Connecticut General Life Insurance Company, which is an indirect, wholly-owned subsidiary of CIGNA Corporation, Philadelphia, Pennsylvania. On April 4, 2004, PRIAC was acquired by The Prudential Insurance Company of America, a New Jersey corporation (“Prudential Insurance”). PRIAC is a wholly-owned subsidiary of Prudential Insurance, which in turn is an indirect wholly-owned subsidiary of Prudential Financial, Inc., Newark, New Jersey, an insurance holding company. As PRIAC’s ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of PRIAC and Prudential Insurance. However, neither Prudential Financial, Prudential Insurance, nor any other related company has any legal responsibility to pay amounts that PRIAC may owe under the Contract.

THE SEPARATE ACCOUNT

We have established a Separate Account, the PRIAC Variable Contract Account A (Separate Account), to hold the assets that are associated with the variable annuity contracts. The Separate Account was established under Connecticut law on October 6, 2006, and is registered with the SEC under the Investment Company Act of 1940, as a unit investment trust, which is a type of investment company.

The assets of the Separate Account are held in the name of PRIAC and legally belong to us. Income, gains, and losses, whether or not realized, for assets allocated to the Separate Account, are, in accordance with the applicable Contracts, credited to or charged against the Separate Account without regard to other income, gains, or losses of PRIAC. Assets of the Separate Account may not be charged with liabilities arising out of any other business of PRIAC. However, all obligations under the Contract are PRIAC’s general corporate obligations. More detailed information about PRIAC, including its audited financial statements, is provided in the Statement of Additional Information.

SALE AND DISTRIBUTION OF THE CONTRACT

Prudential Investment Management Services LLC (PIMS), a wholly-owned subsidiary of Prudential Financial, Inc., is the distributor and principal underwriter of the securities offered through this prospectus. PIMS acts as the distributor of a number of variable annuity contracts and variable life insurance products we and our affiliates offer.

PIMS’s principal business address is Three Gateway Center, 14th Floor, Newark, New Jersey 07102. PIMS is registered as a broker/dealer under the Securities Exchange Act of 1934 (Exchange Act) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Contract is offered on a continuous basis. PIMS may enter distribution agreements with broker/dealers who are registered under the Exchange Act and with entities that may offer the Contract but are exempt from registration (firms). Applications for the Contract may be solicited by registered representatives of those firms. Such representatives will also be our appointed insurance agents under state insurance law. In addition, PIMS may offer the Contract directly to potential purchasers.

Commissions may be paid to firms on sales of the Contract according to one or more schedules. The individual representative would receive a portion of the compensation, depending on the practice of his or her firm. Any commission would be generally based on a percentage of Purchase Payments, up to a maximum of 8%.

We may also provide compensation to the distributing firm for providing ongoing service to you in relation to the Contract. Commissions and other compensation paid in relation to the Contract do not result in any additional charge to you or to the Separate Account not described in this prospectus.

In addition, in an effort to promote the sale of our products (which may include the placement of PRIAC and/or the Contract on a preferred or recommended company or product list and/or access to the firm’s registered representatives), we or PIMS may enter into compensation arrangements with certain broker/dealer firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing and/or administrative services and/or other services they provide to us or our affiliates. These services may include, but are not limited to: educating customers of the firm on the Contract’s features; conducting due diligence and analysis; providing office access, operations and systems support; holding seminars intended to educate registered representatives and make them more knowledgeable about the Contract; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval to PIMS. A list of firms that PIMS paid pursuant to such arrangements, if any, is provided in the Statement of Additional Information which is available upon request.

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To the extent permitted by FINRA rules and other applicable laws and regulations, PIMS may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.

You should note that firms and individual registered representatives and branch managers within some firms participating in one of these compensation arrangements might receive greater compensation for selling the Contract than for selling a different contract that is not eligible for these compensation arrangements. While compensation is generally taken into account as an expense in considering the charges applicable to a contract product, any such compensation will be paid by us or PIMS and will not result in any additional charge to you not described in this prospectus. Overall compensation paid to the distributing firm does not exceed, based on actuarial assumptions, 8% of the total Purchase Payments made. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.

In addition, we or our affiliates may provide such compensation, payments and/or incentives to firms arising out of the marketing, sale and/or servicing of variable annuities or variable life insurance offered by different Prudential business units.

LITIGATION

PRIAC may be subject to various pending or threatened legal or regulatory proceedings arising from the conduct of its business. Most of these matters are routine and in the ordinary course of business.

In October 2007, the Company filed an action in the United States District Court for the Southern District of New York, Prudential Retirement Insurance & Annuity Co. v. State Street Global Advisors, in the Company’s fiduciary capacity and on behalf of certain defined benefit and defined contribution plan clients of the Company, against an unaffiliated asset manager, State Street Global Advisors (“SSgA”) and SSgA’s affiliate, State Street Bank and Trust Company (“State Street”). This action seeks, among other relief, restitution of certain losses attributable to certain investment funds sold by SSgA as to which the Company believes SSgA employed investment strategies and practices that were misrepresented by SSgA and failed to exercise the standard of care of a prudent investment manager. Given the unusual circumstances surrounding the management of these SSgA funds and in order to protect the interests of the affected plans and their participants while the Company pursues these remedies, the Company implemented a process under which affected plan clients that authorized the Company to proceed on their behalf have received payments from funds provided by the Company for the losses referred to above. The Company’s consolidated financial statements for the year ended December 31, 2007 include a pre-tax charge of $82 million, reflecting these payments to plan clients and certain related costs. In September 2008, the United States District Court for the Southern District of New York denied the State Street defendants’ motion to dismiss claims for damages and other relief under Section 502(a)(2) of ERISA, but dismissed the claims for equitable relief under Section 502(a)(3) of ERISA. In October 2008, defendants answered the complaint and asserted counterclaims for contribution and indemnification, defamation and violations of Massachusetts’ unfair and deceptive trade practices law. In February 2010, State Street reached a settlement with the SEC over charges that it misled investors about their exposure to subprime investments, resulting in significant investor losses in mid-2007. Under the settlement, State Street paid approximately $313 million in disgorgement, pre-judgment interest, penalty and compensation into a Fair Fund that was distributed to injured investors and consequently, State Street paid the Company, for deposit into its separate accounts, approximately $52.5 million. By the terms of the settlement, State Street’s payment to the Company does not resolve any claims the Company has against State Street or SSgA in connection with the losses in the investment funds SSgA managed, and the penalty component of State Street’s SEC settlement (approximately $8.4 million) cannot be used to offset or reduce compensatory damages in the action against State Street and SSgA. In June 2010, the Company moved for partial summary judgment on State Street’s counterclaims. At the same time, State Street moved for summary judgment on the Company’s complaint. In March 2011 the Court denied State Street’s motion for summary judgment and, in part, the Company’s motion for partial summary judgment on State Street’s counterclaims.

Litigation and regulatory matters are subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of PRIAC in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of a litigation or regulatory matter. Management believes, however, that the ultimate outcome of all pending or threatened litigation or regulatory matters, after consideration of applicable reserves and rights to indemnification, should not have a material adverse effect on PRIAC’s financial position.

ASSIGNMENT

This Contract must be used to fund an individual retirement account, and therefore you generally may not assign the Contract during your lifetime. In all cases, the Contracts cannot be assigned without our written consent.

MISSTATEMENT OF AGE – ANNUITY PAYMENTS

If there has been a misstatement of the age of any person, or any other relevant facts upon whose life Annuity Payments are based, then we will make adjustments to conform to the facts. As to Annuity Payments: (a) any underpayments by us will be remedied on the next payment following correction; and (b) any overpayments by us will be charged against future amounts payable by us under your Annuity.

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MISSTATEMENTS AND CORRECTIONS AFFECTING THE PRUDENTIAL INCOMEFLEX TARGET BENEFIT

If we discover that your age, your spouse’s age or any other fact pertaining to our guarantees under the Prudential IncomeFlex Target Benefit was misstated, or we discover a clerical error, then, to the extent permitted by applicable law, we will make adjustments to any fees, guarantees or other values under this Annuity to reasonably conform to the facts following our established procedures, which shall be applied on a uniform basis.

SERVICE PROVIDERS

We generally conduct our operations through staff employed by us or our affiliates within the Prudential Financial family. Certain discrete functions have been delegated to non-affiliates that could be deemed “service providers” under the Investment Company Act of 1940. The entities engaged by us may change over time. As of December 31, 2010, non-affiliated entities that could be deemed service providers to the separate account funding the Contracts consisted of the following: Broadridge Financial Solutions (proxy tabulation services) located at 60 Research Road, Hingham, MA 02043; Diversified Information Technologies Inc. (mail handling and records management) located at 123 Wyoming Avenue, Scranton, PA 18503; RR Donnelley Receivables Inc. (printing annual reports and prospectuses) located at 111 South Wacker Drive, Chicago, IL 60606-4301; State Street Bank – Kansas City (custodian and accumulation unit value calculations) located at 801 Pennsylvania Avenue, Kansas City, MO 64105; Broadridge (fulfillment vendor for mailing applications, forms, prospectuses, etc.) located at 1981 Marcus Avenue, Lake Success, NY 11042.

STATEMENT OF ADDITIONAL INFORMATION

Contents:

■	Company
■	Experts
■	Principal Underwriter
■	Payments Made to Promote Sale of Our Products
■	Determination of Accumulation Unit Values
■	Federal Tax Status
■	Financial Statements

HOW TO CONTACT US

You can contact the Prudential Retirement Service Center by:

■	calling 1-877-778-2100 during our normal business hours, Monday through Friday, or our telephone automated response system at 1-877-778-2100 24 hours per day.
■

writing to us via regular or express mail at 30 Scranton Office Park, Scranton, PA 18507-1789. NOTE: Failure to send mail to the proper address may result in a delay in our receiving and processing your request.

■	accessing information our internet website at www.prudential.com/online/retirement.

You can obtain account information by calling our automated response system and at www.prudential.com/online/retirement. Our customer service representatives are also available during business hours to provide you with information about your account. You can request certain transactions through our telephone voice response system, our internet website or through a customer service representative. You can provide authorization for a third party, including your attorney-in-fact acting pursuant to a power of attorney or your Financial Professional, to access your account information and perform certain transactions on your account. We require that you or your representative provide proper identification before performing transactions over the telephone or through our internet website. This may include a Personal Identification Number (PIN). You may establish or change your PIN by calling our automated response system and at www.prudential.com/online/retirement. Any third party that you authorize to perform financial transactions on your account will be assigned a PIN for your account.

Transactions requested via telephone are recorded. To the extent permitted by law, we will not be responsible for any claims, loss, liability or expense in connection with a transaction requested by telephone or other electronic means if we acted on such transaction instructions after following reasonable procedures to identify those persons authorized to perform transactions on your Annuity using verification methods which may include a request for your Social Security number, PIN or other form of electronic identification. We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures. PRIAC does not guarantee access to telephonic, facsimile, Internet or any other electronic information or that we will be able to accept transaction instructions via such means at all times. Nor, due to circumstances beyond our control, can we provide any assurances as to the delivery of transaction instructions submitted to us by regular and/or express mail. Regular and/or express mail (if operational) will be the only means by which we will accept transaction instructions when telephonic, facsimile, Internet or any other electronic means are unavailable or delayed. PRIAC reserves the right to limit, restrict or terminate telephonic, facsimile, Internet or any other electronic transaction privileges at any time.

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PLEASE SEND ME A STATEMENT OF ADDITIONAL INFORMATION THAT CONTAINS FURTHER DETAILS ABOUT THE PRUDENTIAL RETIREMENT SECURITY ANNUITY III DESCRIBED IN THIS PROSPECTUS

(print your name)

(address)

(city/state/zip code)

Variable Annuity Issued by: PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY A Prudential Financial Company 280 Trumbull Street Hartford, CT 06103-3509	Variable Annuity Distributed by: PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC A Prudential Financial Company Three Gateway Center, 14th Floor Newark, NJ 07102

MAILING ADDRESS:

PRUDENTIAL RETIREMENT SERVICE CENTER

30 Scranton Office Park,

Scranton, PA 18507-1789

Prudential Retirement 30 Scranton Office Park Scranton, PA 18507-1789

Ed. 09-2011 SS-IFX-III-PROSP	NOT01MP257

STATEMENT OF ADDITIONAL INFORMATION: September 23, 2011

PRIAC VARIABLE CONTRACT ACCOUNT A

PRUDENTIAL RETIREMENT SECURITY ANNUITY III

The Prudential Retirement Security Annuity III (the “Contract”) is a flexible premium deferred contract issued by Prudential Retirement Insurance and Annuity Company (“PRIAC”), a stock life insurance company that is a wholly-owned subsidiary of The Prudential Insurance Company of America (“Prudential Insurance”). The Contract is funded through the PRIAC Variable Contract Account A (the “Account”). The Contract is purchased by making an initial purchase payment of $20,000 or more. With some restrictions, you can make additional Purchase Payments by means other than electronic fund transfer of no less than $50.00 at any time during the Accumulation Phase. We currently waive this minimum purchase amount.

This Statement of Additional Information is not a prospectus and should be read in conjunction with the Prudential Retirement Security Annuity III prospectus, dated September 23, 2011. To obtain a copy of the prospectus, without charge, you can write to the Prudential Retirement Service Center, 30 Scranton Office Park, Scranton, PA 18507-1789, or contact us by telephone at (877) 778-2100.

Prudential Retirement Insurance and Annuity Company	Prudential Retirement Service Center
280 Trumbull Street	30 Scranton Office Park
Hartford, CT 06103-3509	Scranton, PA 18507-1789

Telephone: (860) 534-2000	Telephone: (877) 778-2100

Prudential IncomeFlex Target® is a registered trademark of The Prudential Insurance Company of America.

COMPANY

PRIAC is a stock life insurance company incorporated under the laws of Connecticut in 1981. It is authorized to do business in the District of Columbia and all states. The Company issues group and individual annuities and other insurance contracts. The Company was formerly a subsidiary of Connecticut General Life Insurance Company, which is an indirect, wholly-owned subsidiary of CIGNA Corporation, Philadelphia, Pennsylvania. On April 4, 2004, the Company was acquired by The Prudential Insurance Company of America, a New Jersey corporation (“Prudential Insurance”). The Company is a wholly-owned subsidiary of Prudential Insurance, which in turn is an indirect wholly-owned subsidiary of Prudential Financial, Inc., Newark, New Jersey, an insurance holding company. As PRIAC’s ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of PRIAC and Prudential Insurance. However, neither Prudential Financial, Prudential Insurance, nor any other related company has any legal responsibility to pay amounts that PRIAC may owe under the Contract.

EXPERTS

The financial statements of Prudential Retirement Insurance and Annuity Company as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 and the financial statements of PRIAC Variable Contract Account A as of December 31, 2010 and for each of the two years in the period then ended included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP’s principal business address is 300 Madison Avenue, New York, New York 10017.

PRINCIPAL UNDERWRITER

Prudential Investment Management Services LLC (“PIMS”), an indirect wholly-owned subsidiary of Prudential Financial, Inc., offers the Contract on a continuous basis through corporate office and regional home office associated persons in those states in which Contracts may be lawfully sold. It may also offer the Contract through licensed insurance brokers and agents, or through appropriately registered affiliates of Prudential, provided clearances to do so are obtained in any jurisdiction where such clearances may be necessary.

During 2010, 2009, and 2008 no payments were made to PIMS for services as principal underwriter.

PIMS may pay commissions to broker/dealers that sell the Contract according to one or more schedules, and also may pay non-cash compensation. In addition, PIMS may pay trail commissions to registered representatives who maintain an ongoing relationship with a Contract Owner. Typically, a trail commission is compensation that is paid periodically to a representative, the amount of which is linked to the value of the Contract and the amount of time that the Contract has been in effect.

PAYMENTS MADE TO PROMOTE SALE OF OUR PRODUCTS

In an effort to promote the sale of our products (which may include the placement of PRIAC or PIMS on a preferred or recommended company or product list and/or access to the firm’s registered representatives), we or PIMS may enter into compensation arrangements with certain broker/dealer firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing, administrative services and/or other services they provide. These services may include, but are not limited to: educating customers of the firm on each Contract’s features; conducting due diligence and analysis, providing office access, operations and systems support; holding seminars intended to educate the firm’s registered representatives and make them more knowledgeable about the Contract; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval. We or PIMS also may compensate third-party vendors, for services that such vendors render to broker-dealer firms. To the extent permitted by the FINRA rules and other applicable laws and regulations, PIMS may pay or allow other promotional incentives or payments in the forms of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.

The list below identifies three general types of payments that PIMS may pay which are broadly defined as follows:

•

Percentage Payments based upon “Assets under Management” or “AUM”: This type of payment is a percentage payment that is based upon the total amount held in all PRIAC products that were sold through the firm (or its affiliated broker-dealers).

1

•

Percentage Payments based upon sales: This type of payment is a percentage payment that is based upon the total amount of money received as Purchase Payments under PRIAC annuity products sold through the firm (or its affiliated broker-dealers).

•

Fixed Payments: These types of payments are made directly to or in sponsorship of the firm (or its affiliated broker-dealers). Examples of arrangements under which such payments may be made currently include, but are not limited to: sponsorships, conferences (national, regional and top producer), speaker fees, promotional items and reimbursements to firms for marketing activities or services paid by the firms and/or their individual representatives. The amount of these purchase payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope. In addition, we may make payments upon the initiation of a relationship for systems, operational and other support.

DETERMINATION OF ACCUMULATION UNIT VALUES

The value for each accumulation unit is computed as of the end of each Business Day. On any given Business Day the value of a unit in each sub-account will be determined by multiplying the value of a unit of that sub-account for the preceding Business Day by the net change factor for that sub-account for the current Business Day. The net change factor for any Business Day is determined by dividing the value of the assets of the sub-account for that day by the value of the assets of the sub-account for the preceding Business Day (ignoring, for this purpose, changes resulting from new Purchase Payments and withdrawals), and adjusting the result for the daily equivalent of the annual charge for all insurance and administrative expenses. The value of the assets of a sub-account is determined by multiplying the number of shares of the fund held by that sub-account by the net asset value of each share and adding the value of dividends declared, on the ex-date, by fund but not yet paid.

As we have indicated in the prospectus, Prudential Retirement Security Annuity III is a Contract that allows you to select or decline benefit options that carry specific asset-based charges. We maintain a unique unit value corresponding to each such contract feature.

FEDERAL TAX STATUS

Other Tax Rules

1. Investor Control

Treasury Department regulations do not provide guidance concerning the extent to which you may direct your investment in the particular investment options without causing you, instead of us, to be considered the owner of the underlying assets. Because of this uncertainty, or in response to other changes in tax laws or regulations, we reserve the right to make such changes as we deem necessary to assure that the Contract qualifies as an annuity for tax purposes. Any such changes will apply uniformly to affected owners and will be made with such notice to affected owners as is feasible under the circumstances.

2. Generation-Skipping Transfers

If you transfer your Contract to a person two or more generations younger than you (such as a grandchild or grandniece) or to a person that is more than 37 1/2 years younger than you, there may be generation-skipping transfer tax consequences.

2

FINANCIAL STATEMENTS

The financial statements for Prudential Retirement Insurance and Annuity Company included herein should be distinguished from the financial statements of the Account, and should be considered only as a bearing upon the ability of PRIAC to meet its obligations under the Contract.

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FINANCIAL STATEMENTS OF

PRIAC VARIABLE CONTRACT ACCOUNT A

STATEMENT OF NET ASSETS

December 31, 2010

	SUBACCOUNTS
	AST Capital Growth Asset Allocation Portfolio	AST Academic Strategies Asset Allocation Portfolio	AST Balanced Asset Allocation Portfolio	AST Preservation Asset Allocation Portfolio	Prudential Asset Allocation Portfolio
ASSETS
Investment in the portfolios, at value	$5,026,586	$710,284	$13,614,965	$5,252,806	$232,947

Net Assets	$5,026,586	$710,284	$13,614,965	$5,252,806	$232,947

NET ASSETS, representing:
Accumulation units	$5,026,586	$710,284	$13,614,965	$5,252,806	$210,423
Equity of Prudential Retirement Insurance and Annuity Company	$0	$0	$0	$0	$22,524

	$5,026,586	$710,284	$13,614,965	$5,252,806	$232,947

Units outstanding	547,058	75,245	1,384,967	492,400	20,906

Portfolio shares held	481,474	66,945	1,225,469	447,047	19,608
Portfolio net asset value per share	$10.44	$10.61	$11.11	$11.75	$11.88
Investment in portfolio shares, at cost	$3,970,711	$663,373	$11,028,583	$4,118,090	$230,115

STATEMENT OF OPERATIONS For the period ended December 31, 2010
	SUBACCOUNTS
	AST Capital Growth Asset Allocation Portfolio	AST Academic Strategies Asset Allocation Portfolio	AST Balanced Asset Allocation Portfolio	AST Preservation Asset Allocation Portfolio	Prudential Asset Allocation Portfolio
INVESTMENT INCOME
Dividend income	$37,998	$4,364	$98,959	$68,432	$456

EXPENSES
Charges to contract owners for assuming mortality risk and expense risk and for administration	52,577	5,824	169,984	73,588	100

NET INVESTMENT INCOME (LOSS)	(14,579)	(1,460)	(71,025)	(5,156)	356

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Capital gains distributions received	0	0	0	0	0
Realized gain (loss) on shares redeemed	(3,388)	(2,670)	(28,965)	7,394	0
Net change in unrealized gain (loss) on investments	496,768	41,989	1,328,527	425,742	2,833

NET GAIN (LOSS) ON INVESTMENTS	$493,380	$39,319	$1,299,562	$433,136	$2,833

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$478,801	$37,859	$1,228,537	$427,980	$3,189

The accompanying notes are an integral part of these financial statements.

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FINANCIAL STATEMENTS OF

PRIAC VARIABLE CONTRACT ACCOUNT A

STATEMENT OF CHANGES IN NET ASSETS

For the periods ended December 31, 2010 and 2009

	SUBACCOUNTS
	AST Capital Growth Asset Allocation Portfolio		AST Academic Strategies Asset Allocation Portfolio
	01/01/2010 to 12/31/2010	01/01/2009 to 12/31/2009	01/01/2010 to 12/31/2010	01/01/2009 to 12/31/2009
OPERATIONS
Net investment income (loss)	$(14,579)	$10,311	$(1,460)	$104
Capital gains distributions received	0	0	0	0
Realized gain (loss) on shares redeemed	(3,388)	(182,057)	(2,670)	(81,034)
Net change in unrealized gain (loss) on investments	496,768	703,254	41,989	82,040

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	478,801	531,508	37,859	1,110

CONTRACT OWNER TRANSACTIONS
Contract owner net payments	1,984,399	1,454,052	655,946	62,830
Withdrawals and other charges	(204,782)	(125,206)	(68,394)	(7,374)
Net transfers between other subaccounts	0	(75,658)	0	(258,532)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM CONTRACT OWNER TRANSACTIONS	1,779,617	1,253,188	587,552	(203,076)

NET INCREASE (DECREASE) IN NET ASSETS BY THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY	0	0	0	0

TOTAL INCREASE (DECREASE) IN NET ASSETS	2,258,418	1,784,696	625,411	(201,966)

NET ASSETS
Beginning of period	2,768,168	983,472	84,873	286,839

End of period	$5,026,586	$2,768,168	$710,284	$84,873

Beginning units	336,602	147,714	9,883	41,080

Units issued	236,124	219,033	73,647	7,413
Units redeemed	(25,668)	(30,145)	(8,285)	(38,610)

Ending units	547,058	336,602	75,245	9,883

*	Date subaccount became available for investment.

The accompanying notes are an integral part of these financial statements.

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SUBACCOUNTS (Continued)
AST Balanced Asset Allocation Portfolio		AST Preservation Asset Allocation Portfolio		Prudential Asset Allocation Portfolio
01/01/2010 to 12/31/2010	01/01/2009 to 12/31/2009	01/01/2010 to 12/31/2010	01/01/2009 to 12/31/2009	05/04/2010* to 12/31/2010

$(71,025)	$15,649	$(5,156)	$(6,625)	$356
0	0	0	0	0
(28,965)	(82,628)	7,394	(38,382)	0
1,328,527	1,816,305	425,742	743,445	2,833

1,228,537	1,749,326	427,980	698,438	3,189

3,145,545	2,181,330	954,902	1,687,096	183,570
(669,265)	(488,937)	(458,035)	(147,445)	46,188
0	334,190	0	0	0

2,476,280	2,026,583	496,867	1,539,651	229,758

0	0	0	0	0

3,704,817	3,775,909	924,847	2,238,089	232,947

9,910,148	6,134,239	4,327,959	2,089,870	0

$13,614,965	$9,910,148	$5,252,806	$4,327,959	$232,947

1,115,586	839,160	441,967	252,225	0

368,314	336,283	96,563	243,377	20,906
(98,933)	(59,857)	(46,130)	(53,635)	0

1,384,967	1,115,586	492,400	441,967	20,906

The accompanying notes are an integral part of these financial statements.

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NOTES TO FINANCIAL STATEMENTS OF

PRIAC VARIABLE CONTRACT ACCOUNT A

December 31, 2010

Note 1:	General

PRIAC Variable Contract Account A (the “Account”) was established on October 6, 2006 by Prudential Retirement Insurance and Annuity Company, Hartford, CT (PRIAC). PRIAC is a wholly owned subsidiary of The Prudential Insurance Company of America (“Prudential”), which in turn is a wholly owned subsidiary of Prudential Financial, Inc. (“PFI”). The assets of the Account are segregated from PRIAC’s other assets. Proceeds from the purchase of Prudential Retirement Security Annuity, Prudential Retirement Security Annuity II and Prudential Retirement Security Annuity IV (together, the “Contracts”) are invested in the Account. The Account is registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company.

The Account is used in connection with the Contracts, which are sold to retirement plans and accounts that qualify for federal tax benefits under Sections 401, 403(b), 403(c), 408 or 457 of the Internal Revenue Code of 1986 (the “Code”) and with certain nonqualified deferred compensation arrangements. The Contracts may be group annuity contracts issued to employers who make contributions under them on behalf of their employees, or group or individual annuity contracts funding custodial accounts established as individual retirement accounts.

The Account is comprised of five subaccounts. The assets of each subaccount are invested in a corresponding portfolio of the Prudential Series Fund (the “Series Fund”). Options as of December 31, 2010 were: AST Capital Growth Asset Allocation Portfolio, AST Balanced Asset Allocation Portfolio, AST Academic Strategies Asset Allocation Portfolio, AST Preservation Asset Allocation Portfolio and Prudential Asset Allocation Portfolio.

The AST Fund is a diversified open-end management investment company, and is managed by affiliates of PRIAC. All contractual obligations arising under contracts participating in the Account are general corporate obligations of PRIAC, although payments from the Account will depend upon the investment experience of the Account.

Each of the variable investment options of the Account indirectly bear exposure to the market, credit and liquidity risks of the portfolio in which it invests. These financial statements should be read in conjunction with the financials statements and footnotes of the underlying portfolios of mutual funds. Additional information on these portfolios of mutual funds is available upon request to the appropriate companies.

Note 2:	Significant Accounting Policies

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

In January 2010, the FASB issued updated guidance that requires new fair value disclosures about significant transfers between Level 1 and 2 measurement categories and separate presentation of purchases, sales, issuances, and settlements within the roll forward of Level 3 activity. Also, this updated fair value guidance clarifies the disclosure requirements about level of disaggregation and valuation techniques and inputs. This new guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the

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Note 2:	Significant Accounting Policies (Continued)

roll forward of Level 3 activity, which are effective for interim and annual reporting periods beginning after December 15, 2010. The Account adopted this guidance effective January 1, 2010. The required disclosures are provided in Note 3.

Investments—The investments in shares of the portfolios are stated at the net asset value of the respective portfolios, whose investment securities are stated at fair value.

Security Transactions—Realized gains and losses on security transactions are determined based upon an average cost. Purchase and sale transactions are recorded as of the trade date of the security being purchased or sold.

Dividend and Distributions Received—Dividend and capital gain distributions received are reinvested in additional shares of the portfolios and are recorded on the ex distribution date.

Note 3:	Fair Value

The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value established a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2—Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data.

Level 3—Fair value is based on unobservable inputs supported by little or no market activity and often requiring significant judgment or estimation, such as an entity’s own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis, as of December 31, 2010. All funds have been classified as level 2, consisting of all AST and PruSeries funds, which are not available for public investment, as listed below.

	As of December 31, 2010
	Level 1	Level 2	Level 3	Total
Proprietary Funds (PruSeries & AST)	$0	$24,837,588.00	$0	$24,837,588.00

During the twelve months ended December 31, 2010, there were no material transfers between Level 1 and Level 2.

As there are no Level 3 assets for either period, a presentation of the reconciliation of Level 3 assets is not required at this time.

Note 4:	Taxes

PRIAC is taxed as a “life insurance company” as defined by the Internal Revenue Code. The results of operations of the Account form a part of PFI’s consolidated federal tax return. Under current federal law, no federal income taxes are payable by the Account. As such, no

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Note 4:	Taxes (Continued)

provision for tax liability has been recorded in these financial statements. PRIAC management will review periodically the status of the policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

Note 5:	Purchases and Sales of Investments

	Purchases	Sales
AST Capital Growth Asset Allocation Portfolio	$1,968,238	$(241,198)
AST Academic Strategies Asset Allocation Portfolio	$727,673	$(145,945)
AST Balanced Asset Allocation Portfolio	$3,094,313	$(788,017)
AST Preservation Asset Allocation Portfolio	$975,826	$(552,547)
Prudential Asset Allocation Portfolio	$209,754	$(40)

Note 6:	Related Party Transactions

PFI and its affiliates perform various services on behalf of the AST Funds and the companies that administer the AST Funds in which the Account invests and may receive fees for the services performed. These services include, among other things, investment management, subadvisory, shareholder communications, preparation, postage, fund transfer agency and various other record keeping, administrative and customer service functions.

The AST Funds have a management agreement with Prudential Investment LLC (“PI”) and AST Investment Services, Inc, indirect, wholly-owned subsidiaries of PFI (together the “Investment Managers”). Pursuant to these agreements, the Investment Managers have responsibility for all investment advisory services and supervise the subadvisors’ performance of such services. The Investment Managers entered into subadvisory agreements with several subadvisors, including Prudential Investment Management, Inc. and Jennison Associates LLC, which are indirect, wholly-owned subsidiaries of PFI.

The Investment Managers have agreed to reimburse certain portfolios of the Series Funds the portion of the management fee for that Portfolio equal to the amount that the aggregate annual ordinary operating expenses (excluding interest, taxes, brokerage commissions, and acquired fund expenses, as applicable) exceeds various agreed upon percentages of the portfolio’s average daily net assets.

Prudential Mutual Fund Services LLC, an affiliate of the Investment Managers and an indirect, wholly-owned subsidiary of PFI, serves as the transfer agent of the Series Funds.

Note 7:	Financial Highlights

The Contracts have unique combinations of features and fees that are charged against the assets in each subaccount. Differences in the fee structure result in a variety of unit values, expense ratios and total returns.

A7

Note 7:	Financial Highlights (Continued)

The following table was developed by determining which products offered by PRIAC have the lowest and highest expense ratio. Only contract designs within the Account that had units outstanding throughout the period ended, were considered when determining the lowest and highest expense ratio. The summary may not reflect the minimum and maximum contract charges as contract holders may not have selected all available options.

	At year ended					For year ended
	Units (000s)	Unit Value Lowest — Highest			Net Assets (000s)	Investment Income Ratio*	Expense Ratio** Lowest — Highest			Total Return*** Lowest — Highest
	AST Capital Growth Asset Allocation Portfolio (available April 23, 2007)
December 31, 2010	547	$9.18840	to	$9.18840	$5,027	1.05%	1.45%	to	1.45%	11.74%	to	11.74%
December 31, 2009	337	$8.22289	to	$8.22289	$2,768	1.97%	1.45%	to	1.45%	23.53%	to	23.53%
December 31, 2008	148	$6.65684	to	$6.65684	$983	0.03%	1.45%	to	1.45%	-35.87%	to	-35.87%
December 31, 2007	1	$10.48518	to	$10.48518	$10	0.18%	0.00%	to	0.00%	4.85%	to	4.85%

	AST Academic Strategies Asset Allocation Portfolio (available April 23, 2007)
December 31, 2010	75	$9.43966	to	$9.43966	$710	1.06%	1.45%	to	1.45%	10.35%	to	10.35%
December 31, 2009	10	$8.55442	to	$8.55442	$85	1.45%	1.45%	to	1.45%	22.59%	to	22.59%
December 31, 2008	41	$6.97835	to	$6.97835	$287	1.89%	1.45%	to	1.45%	-32.81%	to	-32.81%
December 31, 2007	1	$10.49042	to	$10.49042	$10	0.30%	0.00%	to	0.00%	4.90%	to	4.90%

	AST Balanced Asset Allocation Portfolio (available April 23, 2007)
December 31, 2010	1385	$9.65661	to	$9.83645	$13,615	0.85%	1.45%	to	1.95%	10.14%	to	10.70%
December 31, 2009	1,116	$8.76727	to	$8.88601	$9,910	1.66%	1.45%	to	1.95%	20.92%	to	21.52%
December 31, 2008	839	$7.25070	to	$7.31225	$6,134	0.01%	1.45%	to	1.95%	-30.08%	to	-29.73%
December 31, 2007	1	$10.51001	to	$10.51001	$11	0.25%	0.00%	to	0.00%	5.10%	to	5.10%

	AST Preservation Asset Allocation Portfolio (available April 23, 2007)
December 31, 2010	492	$10.49223	to	$10.68764	$5,253	1.40%	1.45%	to	1.95%	8.44%	to	8.98%
December 31, 2009	442	$9.67600	to	$9.80705	$4,328	1.33%	1.45%	to	1.95%	17.72%	to	18.31%
December 31, 2008	252	$8.21959	to	$8.28935	$2,090	0.02%	1.45%	to	1.95%	-21.04%	to	-20.64%
December 31, 2007	1	$10.55098	to	$10.55098	$11	0.22%	0.00%	to	0.00%	5.51%	to	5.51%

	Prudential Asset Allocation Portfolio (available May 4, 2010)
December 31, 2010	21	$11.07343	to	$11.13030	$233	1.68%	1.15%	to	1.15%	10.78%	to	11.33%

*	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality, expense and, administration charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

**	These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

***

These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Product designs within a subaccount with an effective date during a period were excluded from the range of total return for that period. Contract owners may experience different total returns based on their investment options. Investment options with a date notation indicate the effective date of that investment option in the Account. Total returns for periods less than one year are

A8

Note 7:	Financial Highlights (Continued)

not annualized. The total return is calculated for each of the five years in the period ended December 31, 2010 or from the effective date of the subaccount through the end of the reporting period.

Charges and Expenses

Each annuity funded through the Separate Account is subject to specific fees and charges, some of which are deducted as an asset-based charge by the Separate Account, while others are deducted either annually, quarterly or at the time that certain transactions are made. Fees and charges may be reduced or eliminated for certain contracts under which, due to economies of scale and other factors, our administrative costs are reduced.

Withdrawal Charge—The Withdrawal Charge may apply to certain withdraws from the annuities and upon surrender of the annuity. When applicable, the Withdrawal Charge will apply for a maximum number of years depending on the type of contract. The amount of the Withdrawal Charge varies with the number of years elapsed since the contract issue date. Certain annuities do not deduct a Withdrawal Charge upon surrender or withdrawal. Please refer to the prospectus for your annuity contract for a complete description of the Withdrawal Charge, as well as for any exceptions to the provision that may apply to certain withdrawals. Prudential has waived withdrawal charges effective October 1, 2009.

Insurance and Administrative Charge—The Insurance and Administrative Charge is the combination of the mortality and expense risk charge and the administrative charge deducted by the Separate Account. The Insurance and Administrative Charge is expressed as an annual charge; however the daily equivalent is deducted on a daily basis from the assets of the Separate Account. For the Prudential Retirement Security Annuity and Prudential Retirement Security Annuity II, each funded through the Separate Account, the maximum Insurance and Administrative Charge is currently 1.60%. Currently 0.5% is being charged. For the Prudential Retirement Security Annuity IV, funded through the Separate Account, the maximum Insurance and Administrative charge is currently 1.75% for Plan Type A and 1.50% for Plan Type B. Currently 0.65% is being charged for Plan Type A and there is no charge for Plan Type B. The charges are assessed through the reduction of unit values.

Contract Maintenance Charge—A Contract Maintenance Charge of up to $150 per year may be assessed on a quarterly basis. Currently, for each annuity funded through the Separate Account, this charge is waived. This charge may vary by contract type.

Guaranteed Benefit Charges—Each annuity funded through the Separate Account offers a standard guaranteed minimum withdrawal benefit named Prudential IncomeFlex. Each annuity may also offer an optional spousal benefit, which allows the continuation of the Prudential IncomeFlex benefit for the lifetime of an eligible spouse.

For the Prudential Retirement Security Annuity and Prudential Retirement Security Annuity II, the charge for the standard benefit and optional spousal benefit is deducted on a daily basis from assets in the Separate Account. The maximum charge for the standard Prudential IncomeFlex benefit is 1.45%. Currently 0.95% is being charged. The maximum additional charge for the Spousal Prudential IncomeFlex benefit is 0.60%. Therefore, the maximum total charge for the spousal benefit is 2.05%. Currently 1.45% is being charged.

For the Prudential Retirement Security Annuity IV, there is a standard and optional spousal benefit, however, there is no additional charge for the optional spousal benefit, rather a reduced insurance benefit. For Plan Type A and Plan Type B, the maximum charge for the Prudential IncomeFlex benefit is 1.50%. Currently, for Plan Type A 1.00% is being charged, for Plan Type B 1.15% is being charged.

A9

Note 7:	Financial Highlights (Continued)

These charges are in addition to the other contract level charges and underlying mutual fund operating expenses. Current charges may be lower than these maximums. The charges are assessed through the reduction of unit values.

Transfer Fee—A fee of up to $30 per transfer may be imposed for each transfer in excess of 12 in a contract year. Currently, this fee is waived.

Premium Taxes—Some states and municipalities impose premium based taxes, which currently range from 0% to 3.5%. A charge may be imposed against the Separate Account for these tax obligations.

Note 8:	Other

Contract owner net payments—represent contract owner contributions under the Policies reduced by applicable deductions, charges, and state premium taxes.

Withdrawals—are payments to contract owners and beneficiaries made under the terms of the Variable Annuity Policies, and amounts that contract owners have requested to be withdrawn or paid to them.

Net transfers between other subaccounts—are amounts that contract owners have directed to be moved among subaccounts

A10

Report of Independent Registered Public Accounting Firm

To the Contract Owners of

PRIAC Variable Contract Account A

and the Board of Directors of

Prudential Retirement Insurance and Annuity Company

In our opinion, the accompanying statements of net assets and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the subaccounts listed in Note 1 of the PRIAC Variable Contract Account A at December 31, 2010, and the results of each of their operations and the changes in each of their net assets for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of Prudential Retirement Insurance and Annuity Company. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of fund shares owned at December 31, 2010 by correspondence with the transfer agents of the investee mutual funds, provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

April 25, 2011

A11

PRUDENTIAL RETIREMENT INSURANCE

AND ANNUITY COMPANY

Consolidated Financial Statements and

Report of Independent Registered Public Accounting Firm

December 31, 2010 and 2009

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Consolidated Financial Statements

Statements of Financial Position	B-2

Statements of Operations	B-3

Statements of Stockholder’s Equity	B-4

Statements of Cash Flows	B-5

Notes to Consolidated Financial Statements	6-68

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of

Prudential Retirement Insurance and Annuity Company:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, of stockholder’s equity and of cash flows present fairly, in all material respects, the financial position of Prudential Retirement Insurance and Annuity Company and its subsidiaries (collectively, the “Company”) at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 of the consolidated financial statements, the Company changed its method of determining and recording other-than-temporary impairment for debt securities on January 1, 2009 and the Company adopted a framework for measuring fair value on January 1, 2008.

April 6, 2011

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103-3404

T: (860) 241 7000, F: (860) 241 7590, www.pwc.com/us

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Consolidated Statements of Financial Position

December 31, 2010 and 2009 (in thousands)

	2010	2009
ASSETS
Fixed maturities, available for sale, at fair value (amortized cost: 2010-$2,277,866; 2009- $2,288,745)	$2,383,879	$2,302,345
Trading account assets supporting insurance liabilities, at fair value	16,037,065	14,639,358
Other trading account assets, at fair value	3,135	4,091
Equity securities, available for sale, at fair value (cost: 2010-$5,502; 2009-$19,331)	3,668	18,761
Commercial mortgage and other loans	4,273,915	4,594,349
Other long-term investments	257,957	245,311
Short-term investments	51,138	28,900

Total investments	23,010,757	21,833,115

Cash and cash equivalents	64,960	70,221
Accrued investment income	180,944	180,812
Reinsurance recoverables	1,068,265	1,038,124
Income taxes	31,868	66,118
Valuation of business acquired	277,421	284,663
Goodwill	424,427	424,427
Other assets	268,057	273,105
Separate account assets	40,811,224	37,114,427

TOTAL ASSETS	$66,137,923	$61,285,012

LIABILITIES AND STOCKHOLDER’S EQUITY

LIABILITIES
Future policy benefits	$1,195,670	$1,290,899
Policyholders’ account balances	20,373,355	18,900,162
Reinsurance payables	1,068,471	1,038,133
Cash collateral for loaned securities	289,025	429,035
Other liabilities	154,184	262,762
Separate account liabilities	40,811,224	37,114,427

Total liabilities	63,891,929	59,035,418

STOCKHOLDER’S EQUITY
Common stock ($100 par value; 30,000 shares authorized and 25,000 shares issued outstanding at December 31, 2010 and 2009)	2,500	2,500
Additional paid-in capital	1,820,326	1,820,326
Accumulated other comprehensive income	68,785	9,199
Retained earnings	354,383	417,569

Total stockholder’s equity	2,245,994	2,249,594

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$66,137,923	$61,285,012

See Notes to Consolidated Financial Statements

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Consolidated Statements of Operations

Years Ended December 31, 2010, 2009 and 2008 (in thousands)

	2010	2009	2008
REVENUES
Premiums	$133	$730	$29,101
Policy charges and fee income	127,041	122,054	118,238
Net investment income	1,111,120	1,102,969	1,096,546
Realized investment gains (losses), net	134,390	(168,429)	109,589
Asset management fees	276,808	236,297	247,100
Investment gains (losses) on trading account assets supporting insurance liabilities	468,220	1,532,629	(1,364,176)
Other income	2,941	3,556	4,447

Total revenues	2,120,653	2,829,806	240,845

BENEFITS AND EXPENSES
Interest credited to policyholders’ account balances	1,446,490	1,671,974	45,535
Policyholders’ benefits	64,716	67,840	98,233
Salaries and other employee expenses	181,508	175,463	176,643
Asset management fees	79,023	67,535	68,001
VOBA and other intangible amortization, net of interest	10,990	14,465	(22,562)
Other general and administrative expenses	225,431	214,341	227,374

Total general, administrative and other expenses	496,952	471,804	449,456

Total benefits and expenses	2,008,158	2,211,618	593,224

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	112,495	618,188	(352,379)
Income taxes:
Current	(46,059)	340	359
Deferred	47,819	181,562	(145,616)

Total income tax expense (benefit)	1,760	181,902	(145,257)

INCOME (LOSS) FROM CONTINUING OPERATIONS	110,735	436,286	(207,122)
Income from discontinued operations, net of taxes	1,079	476	—

NET INCOME (LOSS)	$111,814	$436,762	$(207,122)

See Notes to Consolidated Financial Statements

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Consolidated Statements of Stockholder’s Equity

Years Ended December 31, 2010, 2009 and 2008 (in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Accumulated Other Comprehensive Income (Loss)	Total Stockholder’s Equity
Balance, December 31, 2007	$2,500	$1,820,326	$304,639	$18,296	$2,145,761
Dividend to Parent	—	—	(40,000)		(40,000)
Comprehensive loss:
Net loss:	—	—	(207,122)	—	(207,122)
Other comprehensive loss, net of tax:
Change in foreign currency translation adjustments	—	—	—	(102)	(102)
Change in net unrealized investment losses	—	—	—	(171,479)	(171,479)

Other comprehensive loss					(171,581)

Total comprehensive loss					(378,703)

Balance, December 31, 2008	2,500	1,820,326	57,517	(153,285)	1,727,058
Dividend to Parent	—	—	(100,000)	—	(100,000)
Impact of adoption of guidance for other-than-temporary impairments of debt securities, net of taxes			23,290	(23,290)	—
Comprehensive income:
Net income	—	—	436,762	—	436,762
Other comprehensive income, net of tax:
Change in foreign currency translation adjustments	—	—	—	48	48
Change in net unrealized investment gains	—	—	—	185,726	185,726

Other comprehensive income					185,774

Total comprehensive income					622,536

Balance, December 31, 2009	2,500	1,820,326	417,569	9,199	2,249,594
Dividend to Parent	—	—	(175,000)	—	(175,000)
Comprehensive income:
Net income	—	—	111,814	—	111,814
Other comprehensive income, net of tax:
Change in foreign currency translation adjustments	—	—	—	(28)	(28)
Change in net unrealized investment gains	—	—	—	59,614	59,614

Other comprehensive income					59,586

Total comprehensive income					171,400

Balance, December 31, 2010	$2,500	$1,820,326	$354,383	$68,785	$2,245,994

See Notes to Consolidated Financial Statements

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Consolidated Statements of Cash Flows

Years Ended December 31, 2010, 2009 and 2008 (in thousands)

	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$111,814	$436,762	$(207,122)
Adjustments to reconcile net income to net cash provided by operating activities:
Realized investment (gains) losses, net	(134,390)	168,429	(109,589)
Policy charges and fee income	(113,938)	(114,440)	(111,356)
Interest credited to policyholders’ account balances	1,446,490	1,671,974	45,535
Depreciation and amortization, including premiums and discounts	(52,666)	(45,734)	(81,563)
(Gains) losses on trading account assets supporting insurance liabilities	(468,470)	(1,532,730)	1,364,143
Other long-term investments	81,464	82,625	35,731
Change in:
Deferred policy acquisition costs	(16,868)	(10,769)	(28,898)
Future policy benefits and other insurance liabilities	(92,506)	(100,429)	(74,311)
Other trading account assets	(43)	(428)	63
Income taxes	2,165	181,740	(145,616)
Due to/from Parent and affiliates	7,481	506	5,829
Other, net	(41,299)	39,823	3,978

Cash flows from operating activities	729,234	777,329	696,824

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from the sale/maturity/prepayment of:
Fixed maturities, available for sale	408,320	357,391	689,780
Trading account assets supporting insurance liabilities and other trading account assets	37,816,254	37,162,642	26,356,057
Equity securities, available for sale	14,273	2,817	1,794
Commercial mortgage and other loans	916,369	580,169	502,431
Other long-term investments	59,982	63,284	3,213
Short-term investments	69,749	339,505	8,401
Payments for the purchase/origination of:
Fixed maturities, available for sale	(379,070)	(336,963)	(466,626)
Trading account assets supporting insurance liabilities and other trading account assets	(38,761,783)	(37,434,368)	(27,081,530)
Equity securities, available for sale	(1,310)	(2,898)	(1,375)
Commercial mortgage and other loans	(588,675)	(616,943)	(936,587)
Other long-term investments	(46,856)	(20,848)	(198,415)
Short-term investments	(91,979)	(345,386)	(2,612)
Other	4,397	(7,111)	7,094
Repayment of notes receivable	25,000	—	—

Cash flows used in investing activities	(555,329)	(258,709)	(1,118,375)

CASH FLOWS FROM FINANCING ACTIVITIES
Policyholders’ account deposits	4,861,361	5,413,376	6,405,139
Policyholders’ account withdrawals	(4,721,015)	(5,632,196)	(5,639,590)
Net change in securities sold under agreements to repurchase and cash collateral for loaned securities	(140,010)	(34,608)	(74,333)
Cash dividend paid to Parent	(175,000)	(100,000)	(40,000)
Net (decrease) increase in short-term borrowing	—	—	(229,234)
Proceeds from the issuance of debt (maturities longer than 90 days)	—	4,600	—
Repayments of debt (maturities longer than 90 days)	(4,307)	(293)	—
Net change in financing arrangements (maturities of 90 days or less)	(195)	(120,370)	9,462

Cash flows (used in) from financing activities	(179,166)	(469,491)	431,444

Effect of foreign exchange rate changes on cash balances	—	—	258

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(5,261)	49,129	10,151
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	70,221	21,092	10,941

CASH AND CASH EQUIVALENTS, END OF YEAR	$64,960	$70,221	$21,092

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid	$174	$340	$359

Interest paid	$38	$30	$6,177

See Notes to Consolidated Financial Statements

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

1.	BUSINESS AND BASIS OF PRESENTATION

Prudential Retirement Insurance and Annuity Company (the “Company”) is a wholly owned subsidiary of The Prudential Insurance Company of America (“Prudential Insurance”), which in turn is an indirect wholly owned subsidiary of Prudential Financial, Inc. (“Prudential Financial”). On April 1, 2004, Connecticut General Life Insurance Company (“CGLIC”) sold the retirement business of CIGNA Corporation for $2.12 billion to Prudential Insurance. The sale of this business included the purchase by Prudential Insurance of all the shares of CIGNA Life Insurance Company. Concurrent with the acquisition, CIGNA Life Insurance Company entered into reinsurance arrangements with wholly-owned subsidiaries of CIGNA Corporation (collectively, “CIGNA”) to effect the transfer of the retirement business included in the transaction to Prudential Insurance. Subsequent to the sale, the name of CIGNA Life Insurance Company was changed to Prudential Retirement Insurance and Annuity Company.

The Company provides retirement-plan products and services to public, private, and not-for-profit organizations. Specifically, the Company offers plan sponsors and their participants a broad range of products and services to assist in the delivery and administration of qualified and non-qualified defined contribution and defined benefit retirement plans, including recordkeeping and administrative services, comprehensive investment offerings and advisory services to assist plan sponsors in managing fiduciary obligations.

Basis of Presentation

The Consolidated Financial Statements include wholly-owned subsidiaries and a consolidated variable interest entity in which the Company is the primary beneficiary. These subsidiaries are primarily used to facilitate the management of certain investments. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Intercompany balances and transactions have been eliminated. The Company has evaluated subsequent events through April 6, 2011.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates include those used in determining deferred policy acquisition costs and related amortization; valuation of business acquired and its amortization; measurement of goodwill; valuation of investments including derivatives and the recognition of other-than-temporary impairments; future policy benefits; and provision for income taxes and valuation of deferred tax assets.

Reclassifications

Certain amounts in prior years have been reclassified to conform to the current year presentation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments and Investment-Related Liabilities

The Company’s principal investments are fixed maturities; trading account assets; equity securities; commercial mortgage and other loans; other long-term investments including derivatives, joint ventures (other than operating joint ventures) and limited partnerships; and short-term investments. Investments and investment-related liabilities also include securities repurchase and resale agreements and securities lending transactions. The accounting policies related to each are as follows:

“Fixed maturities, available for sale, at fair value” are comprised of bonds, notes and redeemable preferred stock. Fixed maturities classified as “available for sale” are carried at fair value. See Note 13 for additional information regarding the determination of fair value. The amortized cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity. Interest income, as well as the related amortization of premium and accretion of discount, is included in “Net investment income”

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

under the effective yield method. For mortgage-backed and asset-backed securities, the effective yield is based on estimated cash flows, including prepayment assumptions based on data from widely accepted third party data sources or internal estimates. In addition to prepayment assumptions, cash flow estimates vary based on assumptions regarding the underlying collateral, including default rates and changes in value. These assumptions can significantly impact income recognition and the amount of other-than-temporary impairments recognized in earnings and other comprehensive income. For high credit quality mortgage-backed and asset-backed securities (those rated AA or above), cash flows are provided quarterly, and the amortized cost and effective yield of the security are adjusted as necessary to reflect historical prepayment experience and changes in estimated future prepayments. The adjustments to amortized cost are recorded as a charge or credit to net investment income in accordance with the retrospective method. For asset-backed and mortgage-backed securities rated below AA, the effective yield is adjusted prospectively for any changes in estimated cash flows. See the discussion below on realized investment gains and losses for a description of the accounting for impairments, as well as the impact of the Company’s adoption on January 1, 2009 of new authoritative guidance for the recognition and presentation of other-than-temporary impairments for debt securities. Unrealized gains and losses on fixed maturities classified as “available for sale,” net of tax, and the effect on policyholders’ account balances that would result from the realization of unrealized gains and losses, are included in “Accumulated other comprehensive income.”

“Trading account assets supporting insurance liabilities, at fair value” include invested assets that support certain products which are experience rated, meaning that the investment results associated with these products are expected to ultimately accrue to contractholders. Realized and unrealized gains and losses for these investments are reported in “Investment gains (losses) on trading assets supporting insurance liabilities.” Interest and dividend income from these investments is reported in “Net investment income.” The investment results that ultimately accrue to contractholders are correspondingly reported in “Interest credited to policyholders’ account balances.”

“Other trading account assets, at fair value” consist of investments used by the Company for asset and liability management activities. These instruments are carried at fair value. Realized and unrealized gains and losses on other trading account assets are reported in “Other income.” Interest and dividend income from these investments is reported in “Net investment income.”

“Equity securities, available for sale, at fair value” are comprised of common and non-redeemable preferred stock and are carried at fair value. The associated unrealized gains and losses, net of tax, are included in “Accumulated other comprehensive income.” The cost of equity securities is written down to fair value when a decline in value is considered to be other-than-temporary. See the discussion below on realized investment gains and losses for a description of the accounting for impairments. Dividends from these investments are recognized in “Net investment income” when declared.

“Commercial mortgage and other loans” consist of commercial mortgage loans, agricultural loans, loans backed by residential properties, as well as certain other collateralized loans. Commercial mortgage loans are broken down by class which is based on property type (industrial, retail, office, multi-family/apartment, hospitality, and other).

Commercial mortgage and other loans originated and held for investment are generally carried at unpaid principal balance, net of an allowance for losses. Commercial mortgage and other loans originated within the Company’s commercial mortgage operations include loans held for sale which are reported at the lower of cost or fair market value; loans held for investment which are reported at amortized cost net of unamortized deferred loan origination fees and expenses. Commercial mortgage and other loans acquired, including those related to the acquisition of a business, are recorded at fair value when purchased, reflecting any premiums or discounts to unpaid principal balances.

Interest income, as well as prepayment fees and the amortization of the related premiums or discounts, is included in “Net investment income.”

Impaired loans include those loans for which it is probable that amounts due according to the contractual terms of the loan agreement will not all be collected in accordance with the contractual terms of the loan agreement. The Company defines “past due” as principal or interest not collected at least 30 days past the scheduled contractual due date. Interest received on impaired loans, including loans that were previously modified in a troubled debt restructuring, is either applied against the principal or reported as net investment income based on the Company’s assessment as to the collectability of the principal. See Note 5 for additional information about the Company’s past due loans.

The Company discontinues accruing interest on impaired loans after the loans become 90 days delinquent as to principal or interest payments, or earlier when the Company has doubts about collectability. When a loan is deemed to be impaired, any accrued but

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

uncollectible interest on the impaired loan and other loans backed by the same collateral, if any, is charged to interest income in the period the loan is deemed to be impaired. Generally, a loan is restored to accrual status only after all delinquent interest and principal are brought current and, in the case of loans where the payment of interest has been interrupted for a substantial period, a regular payment performance has been established.

The Company reviews the performance and credit quality of the commercial mortgage and other loan portfolio on an on-going basis. Loans are placed on watch list status based on a predefined set of criteria and are assigned one of three categories. Loans are placed on “early warning” status in cases where, based on the Company’s analysis of the loan’s collateral, the financial situation of the borrower or tenants or other market factors, it is believed a loss of principal or interest could occur. Loans are classified as “closely monitored” when it is determined that there is a collateral deficiency or other credit events that may lead to a potential loss of principal or interest. Loans “not in good standing” are those loans where the Company has concluded that there is a high probability of loss of principal, such as when the loan is delinquent or in the process of foreclosure. As described below, in determining our allowance for losses, the Company evaluates each loan on the watch list to determine if it is probable that amounts due according to the contractual terms of the loan agreement will not be collected.

Loan-to-value and debt service coverage ratios are measures commonly used to assess the quality of commercial mortgage loans. The loan-to-value ratio compares the amount of the loan to the fair value of the underlying property collateralizing the loan, and is commonly expressed as a percentage. Loan-to-value ratios greater than 100% indicate that the loan amount exceeds the collateral value. A smaller loan-to-value ratio indicates a greater excess of collateral value over the loan amount. The debt service coverage ratio compares a property’s net operating income to its debt service payments. Debt service coverage ratios less than 1.0 times indicate that property operations do not generate enough income to cover the loan’s current debt payments. A larger debt service coverage ratio indicates a greater excess of net operating income over the debt service payments. The values utilized in calculating these ratios are developed as part of the Company’s periodic review of the commercial mortgage and other loan portfolio, which includes an internal appraisal of the underlying collateral value. The Company’s periodic review also includes a quality re-rating process, whereby the internal quality rating originally assigned at underwriting is updated based on current loan, property and market information using a proprietary quality rating system. The loan-to-value ratio is the most significant of several inputs used to establish the internal credit rating of a loan which in turn drives the allowance for loan losses. Other key factors considered in determining the internal credit rating include debt service coverage ratios, amortization, loan term, estimated market value growth rate and volatility for the property type and region. See Note 5 for additional information related to the loan-to-value ratios and debt service coverage ratios related to the Company’s commercial mortgage and other loan portfolios.

Loans backed by residential properties and other collateralized loans are also reviewed periodically. Each loan is assigned an internal or external credit rating. Internal credit ratings take into consideration various factors including financial ratios and qualitative assessments based on non-financial information. In cases where there are personal or third party guarantors, the credit quality of the guarantor is also reviewed. These factors are used in developing the allowance for losses. Based on the diversity of the loans in these categories and their immateriality, the Company has not disclosed the credit quality indicators related to these loans in Note 5.

For those loans not reported at fair value, the allowance for losses includes a loan specific reserve for each impaired loan that has a specifically identified loss and a portfolio reserve for probable incurred but not specifically identified losses. For impaired commercial mortgage and other loans the allowances for losses are determined based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or based upon the fair value of the collateral if the loan is collateral dependent. The portfolio reserves for probable incurred but not specifically identified losses in the commercial mortgage and other loan portfolio segments considers the current credit composition of the portfolio based on an internal quality rating, (as described above). The portfolio reserves are determined using past loan experience, including historical credit migration, default probability and loss severity factors by property type. Historical credit migration, default and loss severity factors are updated each quarter based on the Company’s actual loan experience, and are considered together with other relevant qualitative factors in making the final portfolio reserve calculations.

The allowance for losses on commercial mortgage and other loans can increase or decrease from period to period based on the factors noted above. “Realized investment gains (losses), net” includes changes in the allowance for losses. “Realized investment gains (losses), net” also includes gains and losses on sales, certain restructurings, and foreclosures.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

When a commercial mortgage and other loan is deemed to be uncollectible, any specific valuation allowance associated with the loan is reversed and a direct write down to the carrying amount of the loan is made. The carrying amount of the loan is not adjusted for subsequent recoveries in value.

Securities repurchase and resale agreements and securities loaned transactions are used to earn spread income, to borrow funds, or to facilitate trading activity. Securities repurchase and resale agreements are generally short-term in nature, and therefore, the carrying amounts of these instruments approximate fair value. As part of securities repurchase agreements or securities loaned transactions, the Company transfers either corporate debt securities, or U.S. government and government agency securities and receives cash as collateral. As part of securities resale agreements, the Company transfers cash as collateral and receives U.S. government securities. For securities repurchase agreements and securities loaned transactions used to earn spread income, the cash received is typically invested in cash equivalents, short-term investments or fixed maturities.

Securities repurchase agreements that satisfy certain criteria are treated as collateralized financing arrangements. These agreements are carried at the amounts at which the securities will be subsequently resold or reacquired, as specified in the respective agreements. For securities purchased under agreements to resell, the Company’s policy is to take possession or control of the securities and to value the securities daily. Securities to be resold are the same, or substantially the same, as the securities received. For securities sold under agreements to repurchase, the market value of the securities to be repurchased is monitored, and additional collateral is obtained where appropriate, to protect against credit exposure. Securities to be repurchased are the same, or substantially the same, as those sold. Income and expenses related to these transactions used to earn spread income are reported as “Net investment income;” however, for transactions used to borrow funds, the associated borrowing cost is reported as interest expense (included in “Other general and administrative expenses”).

Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in the amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company’s securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions used to earn spread income are reported as “Net investment income,” however, for securities loaned transactions used for funding purposes the associated rebate is reported as interest expense (included in “Other general and administrative expenses”).

“Other long-term investments” consist of derivative financial instruments and the Company’s investments in joint ventures and limited partnerships.

Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices, or the values of securities. Values can also be affected by changes in estimates and assumptions used in valuation models, including those related to counterparty behavior and non performance risk. Derivative financial instruments generally used by the Company include swaps, futures, forwards and options and may be exchange-traded or contracted in the over-the-counter market. Derivative positions are carried at fair value, generally by obtaining quoted market prices or through the use of valuation models.

Derivatives are used to manage the characteristics of the Company’s asset/liability mix and to manage the interest rate and currency characteristics of assets or liabilities. Additionally, derivatives may be used to seek to reduce exposure to interest rate, credit, foreign currency and equity risks associated with assets held or expected to be purchased or sold, and liabilities incurred or expected to be incurred.

Derivatives are recorded at fair value, within “Other long-term investments,” except for embedded derivatives, which are recorded with the associated host contract. The Company nets the fair value of all derivative financial instruments with its counterparty for which a master netting arrangement has been executed. As discussed below and in Note 14, all realized and unrealized changes in fair value of derivatives, with the exception of the effective portion of cash flow hedges, are recorded in current earnings. Cash flows from these derivatives are reported in the operating and investing activities sections in the Consolidated Statements of Cash Flows.

The Company designates derivatives as either (1) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge), or (2) a derivative that does not qualify for hedge accounting.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

To qualify for hedge accounting treatment, a derivative must be highly effective in mitigating the designated risk of the hedged item. Effectiveness of the hedge is formally assessed at inception and throughout the life of the hedging relationship. Even if a derivative qualifies for hedge accounting treatment, there may be an element of ineffectiveness of the hedge. Under such circumstances, the ineffective portion is recorded in “Realized investment gains (losses), net.”

The Company formally documents at inception all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the balance sheet or forecasted transactions.

When a derivative is designated as a cash flow hedge and is determined to be highly effective, changes in its fair value are recorded in “Accumulated other comprehensive income” until earnings are affected by the variability of cash flows being hedged (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). At that time, the related portion of deferred gains or losses on the derivative instrument is reclassified and reported in the income statement line item associated with the hedged item.

If it is determined that a derivative no longer qualifies as an effective cash flow hedge or management removes the hedge designation, the derivative will continue to be carried on the balance sheet at its fair value, with changes in fair value recognized currently in “Realized investment gains (losses), net.” The component of “Accumulated other comprehensive income” related to discontinued cash flow hedges is amortized to the income statement line associated with the hedged cash flows consistent with the earnings impact of the original hedged cash flows.

When hedge accounting is discontinued because it is probable that the forecasted transaction will not occur by the end of the specified time period, the derivative will continue to be carried on the balance sheet at its fair value, with changes in fair value recognized currently in “Realized investment gains (losses), net.” Gains and losses that were in “Accumulated other comprehensive income” pursuant to the hedge of a forecasted transaction are recognized immediately in “Realized investment gains (losses), net.”

If a derivative does not qualify for hedge accounting, all changes in its fair value, including net receipts and payments, are included in “Realized investment gains (losses), net” without considering changes in the fair value of the economically associated assets or liabilities.

The Company is a party to financial instruments that contain derivative instruments that are “embedded” in the financial instruments. At inception, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is either separated from the host contract, carried at fair value, and changes in its fair value are included in “Realized investment gains (losses), net” or, the Company may elect to classify the entire instrument as a trading account asset and report it within “Other trading account assets, at fair value.”

Joint venture and limited partnership interests are generally accounted for using the equity method of accounting. In certain instances in which the Company’s interest is so minor (generally less than 3%) that it exercises virtually no influence over operating and financial policies, the Company applies the cost method of accounting. The Company’s income and expenses from investments in joint ventures and partnerships accounted for using the equity or the cost method, is included in “Net investment income.” The carrying value of these investments is written down, or impaired, to fair value when a decline in value is considered to be other-than-temporary. In applying the equity method or the cost method (including assessment for other-than-temporary impairment), the Company uses financial information provided by the investee, which is generally received on a one quarter lag.

“Short-term investments” primarily consist of highly liquid debt instruments with a maturity of greater than three months and less than twelve months when purchased, other than those debt instruments meeting this definition that are included in “Trading account assets supporting insurance liabilities, at fair value.” These investments are generally carried at fair value and include certain money market investments, short-term debt securities issued by government sponsored entities and other highly liquid debt instruments.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Realized investment gains and losses are computed using the specific identification method. Realized investment gains and losses are generated from numerous sources, including the sale of fixed maturity securities, equity securities, investments in joint ventures and limited partnerships and other types of investments, as well as adjustments to the cost basis of investments for net other-than-temporary impairments recognized in earnings. Realized investment gains and losses are also generated from prepayment premiums received on private fixed maturity securities, recoveries of principal on previously impaired securities, provisions for losses on commercial mortgage and other loans, fair value changes on embedded derivatives and free-standing derivatives that do not qualify for hedge accounting treatment.

The Company’s available-for-sale securities with unrealized losses are reviewed quarterly to identify other-than-temporary impairments in value. In evaluating whether a decline in value is other-than-temporary, the Company considers several factors including, but not limited to the following: (1) the extent and the duration of the decline; (2) the reasons for the decline in value (credit event, currency or interest-rate related, including general credit spread widening); and (3) the financial condition of and near-term prospects of the issuer. With regard to available-for-sale equity securities, the Company also considers the ability and intent to hold the investment for a period of time to allow for a recovery of value. When it is determined that a decline in value of an equity security is other-than-temporary, the carrying value of the equity security is reduced to its fair value, with a corresponding charge to earnings.

In addition, in April 2009, the Financial Accounting Standards Board (“FASB”) revised the authoritative guidance for the recognition and presentation of other-than-temporary impairments for debt securities. The Company early adopted this guidance on January 1, 2009. Prior to the adoption of this guidance the Company was required to record an other-than-temporary impairment for a debt security unless it could assert that it had both the intent and ability to hold the security for a period of time sufficient to allow for a recovery in its fair value of its amortized cost basis. The revised guidance indicates that an other-than-temporary impairment must be recognized in earnings for a debt security in an unrealized loss position when an entity either (a) has the intent to sell the debt security or (b) more likely than not will be required to sell the debt security before its anticipated recovery. For all debt securities in unrealized loss positions that do not meet either of these two criteria, the guidance requires that the Company analyze its ability to recover the amortized cost by comparing the net present value of projected future cash flows with the amortized cost of the security. The net present value is calculated by discounting the Company’s best estimate of projected future cash flows at an effective interest rate implicit in the debt security prior to impairment. The Company may use the estimated fair value of collateral as a proxy for the net present value if it believes that the security is dependent on the liquidation of collateral for recovery of its investment. If the net present value is less than the amortized cost of the investment, an other-than-temporary impairment is recognized.

Under the authoritative guidance for the recognition and presentation of other-than-temporary impairments, when an other-than-temporary impairment of a debt security has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis. If the debt security meets either of these two criteria, the other-than-temporary impairment recognized in earnings is equal to the entire difference between the security’s amortized cost basis and its fair value at the impairment measurement date. For other-than-temporary impairments of debt securities that do not meet these two criteria, the net amount recognized in earnings is equal to the difference between the security’s amortized cost basis and its net present value calculated as described above. Any difference between the fair value and the net present value of the debt security at the impairment measurement date is recorded in “Other comprehensive income (loss).” Unrealized gains or losses on securities for which an other-than-temporary impairment has been recognized in earnings is tracked as a separate component of “Accumulated other comprehensive income.” Prior to the adoption of this guidance in 2009, an other-than temporary impairment recognized in earnings for debt securities was equal to the total difference between amortized cost and fair value at the time of impairment.

For debt securities, the split between the amount of an other-than-temporary impairment recognized in other comprehensive income and the net amount recognized in earnings is driven principally by assumptions regarding the amount and timing of projected cash flows. For mortgage-backed and asset-backed securities, cash flow estimates consider the payment terms of the underlying assets backing a particular security, including prepayment assumptions, and are based on data from widely accepted third-party data sources or internal estimates. In addition to prepayment assumptions, cash flow estimates include assumptions regarding the underlying collateral including default rates and recoveries, which vary based on the asset type and geographic location, as well as the vintage year of the security. For structured securities, the payment priority within the tranche structure is also considered. For all other debt securities, cash flow estimates are driven by assumptions regarding probability of default and estimates regarding timing and amount of recoveries associated with a default. The Company has developed these estimates using information based on its historical experience as well as using market observable data, such as industry analyst reports and

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

forecasts, sector credit ratings and other data relevant to the collectability of a security, such as the general payment terms of the security and the security’s position within the capital structure of the issuer.

The new cost basis of an impaired security is not adjusted for subsequent increases in estimated fair value. In periods subsequent to the recognition of an other-than-temporary impairment, the impaired security is accounted for as if it had been purchased on the measurement date of the impairment. For debt securities, the discount (or reduced premium) based on the new cost basis may be accreted into net investment income in future periods, including increases in cash flow on a prospective basis.

Cash and Cash Equivalents

“Cash and cash equivalents” include cash on hand, amounts due from banks, certain money market investments and other debt instruments with original maturities of three months or less when purchased, other than cash equivalents that are included in “Trading account assets supporting insurance liabilities, at fair value.”

Reinsurance Recoverables and Payables

“Reinsurance recoverables” and “reinsurance payables” primarily include receivables and corresponding payables associated with the reinsurance arrangements used to effect the Company’s acquisition of the retirement businesses of CIGNA. See Note 9 for additional information about these arrangements.

Income Taxes

The Company is incorporated in the filing of the Prudential Financial consolidated 2010 federal income tax return. Prior to 2010, the Company was not eligible to be included in the Prudential Financial consolidated return due to Internal Revenue Code provisions related to the April 1, 2004 acquisition of the Company by Prudential Insurance.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance, if required, is recorded to reduce a deferred tax asset to the amount expected to be realized. See Note 10 for additional information.

Valuation of Business Acquired

As a result of the acquisition of the retirement business of CIGNA and the application of purchase accounting, the Company reports a financial asset representing the valuation of business acquired (“VOBA”). VOBA represents the present value of future profits in excess of the cost of capital embedded in the acquired business. VOBA is determined by estimating the net present value of future cash flows from the contracts in force at the date of acquisition. Future positive cash flows include investment spreads, and fees and other charges assessed to the contracts for as long as they remain in force, while future negative cash flows include costs to administer the contracts and taxes. Contract balances are projected using assumptions for add-on deposits, participant withdrawals, contract surrenders, and investment returns. Gross profits are then determined based on investment spreads and the excess of fees and other charges over the costs to administer the contracts. VOBA is further explicitly adjusted to reflect the cost associated with the capital invested in the business. The Company amortizes VOBA over the effective life of the acquired contracts in “VOBA and other intangible amortization, net of interest.” The majority of VOBA is amortized in proportion to estimated gross profits arising principally from investment spreads and fees in excess of actual expense based upon historical and estimated future experience, which is updated periodically. The remainder of this VOBA is amortized based on estimated gross revenues, fees, or the change in policyholders’ account balances, as applicable. The effect of changes in gross profits on unamortized VOBA is reflected in the period such estimates of expected future profits are revised.

See Note 7 for additional information regarding VOBA.

Goodwill

As a result of the acquisition of CIGNA’s retirement business, the Company recognized an asset for goodwill representing the excess of cost over the net fair value of the assets acquired and liabilities assumed.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

The Company tests goodwill for impairment annually as of December 31 and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below its carrying amount. The goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing the Company’s fair value to its carrying value including goodwill. If the fair value of the Company exceeds its carrying value, the applicable goodwill is considered not to be impaired. If the carrying value exceeds fair value, there is an indication of a potential impairment and the second step of the test is performed to measure the amount of impairment.

The second step involves calculating an implied fair value of goodwill for the Company. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the Company, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the Company was being acquired in a business combination. If the implied fair value of goodwill in the “pro forma” business combination accounting as described above exceeds the goodwill assigned to the Company, there is no impairment. If the goodwill assigned to the Company exceeds the implied fair value of the goodwill, an impairment charge is recorded in “Other general and administrative expenses” for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to the Company, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted. The Company is required to make significant estimates in determining the fair value of the Company including, but not limited to: projected earnings, comparative market multiples, and the risk rate at which future net cash flows are discounted.

See Note 7 for additional information regarding goodwill.

Other Assets and Other Liabilities

“Other assets” consist primarily of deferred policy acquisition costs, intangible assets related to the Union Bank of California, N.A. (“UBOC”), and the derivative asset associated with a reinsurance arrangement with an affiliated company. This automatic coinsurance reinsurance arrangement covers all significant risk under the features of the policies reinsured. The Company is not relieved of its primary obligation to the policyholder as a result of this reinsurance transaction. This affiliated agreement covers the reinsurance of the guaranteed minimum withdrawal benefits (“GMWB”) feature of one of the Company’s products. This feature is considered to be an embedded derivative under Financial Accounting Standards Board (“FASB”) authoritative guidance, and changes in the fair value of the derivatives are recognized through “Realized investment gains (losses), net.”

“Other liabilities” consist primarily of income taxes payable, outstanding check drafts, contingent liabilities and general expense payables.

Costs that vary with and that are related primarily to the production of new insurance and annuity business are deferred to the extent such costs are deemed recoverable from future profits. Such deferred policy acquisition costs (“DAC”) include commissions and variable field office expenses that are incurred in producing new business. In each reporting period, capitalized DAC is amortized to “Other general and administrative expense,” net of the accrual of imputed interest on DAC balances. DAC is subject to recoverability testing at the end of each reporting period to ensure that the capitalized amounts do not exceed the present value of anticipated gross profits, anticipated gross margins, or premiums less benefits and maintenance costs, as applicable.

Policy acquisition costs related to group annuity defined contribution and defined benefit contracts are deferred and amortized over the expected life of the contracts (approximately 20 years) in proportion to gross profits arising principally from investment results and expense margins, based on historical and anticipated future experience, which is updated periodically. The effect of changes to estimated gross profits on unamortized deferred acquisition costs is reflected in “Other general and administrative expenses” in the period such estimated gross profits are revised.

For some products, policyholders or their employers can elect to modify product benefits, features, rights or coverages by exchanging a contract for a new contract or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. These transactions are known as internal replacements. For internal replacement transactions, except those that involve the addition of a nonintegrated contract feature that does not change the existing base contract, the unamortized DAC is immediately charged to expense if the terms of the new policies are not substantially similar to those of the former policies. If the new terms are substantially similar to those of the earlier policies, the DAC is retained with respect to the new policies and amortized over the expected life of the new policies.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Property and equipment are carried at cost less accumulated depreciation. Most new property and equipment used by the Company is purchased by Prudential Insurance, and depreciation expenses are allocated to the Company. Depreciation of the existing property and equipment on the Company’s balance sheet is depreciated using the straight-line method over the estimated useful lives of the related assets.

Amounts related to contingent liabilities are accrued if it is probable that a liability has been incurred and an amount is reasonably estimable. The Company evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual.

Separate Account Assets and Liabilities

“Separate account assets” are reported at fair value and represent segregated funds that are invested for certain policyholders, pension funds and other customers. The assets consist primarily of equity securities, fixed maturity securities, real estate related investments, real estate mortgage loans, short-term investments, and derivative instruments. The assets of each account are legally segregated and are generally not subject to claims that arise out of any other business of the Company. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. “Separate account liabilities” primarily represent the contractholder’s account balance in separate account assets. The investment income and realized investment gains or losses from separate accounts accrue to the policyholders and are not included in the Statements of Operations. Policy administration, mortality and surrender charges assessed against the accounts are included in “Policy charges and fee income.” Asset management fees charged to the accounts are included in “Asset management fees.”

Future Policy Benefits

“Future policy benefits” are primarily comprised of the present value of estimated future payments to or on behalf of policyholders, where the timing and amount of payment depends on policyholder mortality and retirement experience. Expected mortality is generally based on a modification of standard industry tables. Interest rate assumptions are based on factors such as market conditions and expected investment returns, including a provision for administrative expenses and adverse deviation. Although mortality and interest rate assumptions are “locked-in”, significant changes in experience or assumptions may require the Company to provide for expected future losses by establishing premium deficiency reserves. Premium deficiency reserves, if required, are determined based on assumptions at the time the premium deficiency reserve is established and do not include a provision for the risk of adverse deviation. The Company’s liability for future policy benefits is also inclusive of liabilities for guarantee withdrawal benefits related to one of the Company’s products, which is discussed in Note 8.

Policyholders’ Account Balances

“Policyholders’ account balances” represent the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. This liability is generally equal to the accumulated account deposits, plus interest credited and certain realized and unrealized investment gains and losses that ultimately accrue to contractholders related to experience rated products, less policyholder withdrawals and other charges assessed against the account balance. See Note 8 for additional information.

Insurance Revenue and Expense Recognition

Premiums from non-participating single premium immediate annuities with life contingencies are recognized when due. Benefits are recorded as an expense when they are incurred. A liability for future policy benefits is recorded when premiums are due as discussed in Future Policy Benefits above.

Amounts received as payment for participating group annuities are reported as deposits to “Policyholders’ account balances.” Revenues from these contracts are reflected in “Policy charges and fee income” consisting primarily of fees assessed during the period against the policyholders’ account balances for policy administration and other charges. In addition to fees, the Company earns investment income from the investment of policyholders’ deposits in the Company’s general account portfolio. Benefits and expenses for these products include interest credited to policyholders’ account balances.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

New Accounting Pronouncements

In July 2010, the FASB issued updated guidance that requires enhanced disclosures related to the allowance for credit losses and the credit quality of a company’s financing receivable portfolio. The disclosures as of the end of a reporting period are effective for annual reporting periods ending on or after December 15, 2010. The Company adopted this guidance effective December 31, 2010. The required disclosures are included above and in Note 5. The disclosures about activity that occurs during a reporting period are effective for annual reporting periods beginning after December 15, 2010. The Company will provide these required disclosures in the reporting period ending December 31, 2011. In January 2011, the FASB deferred the disclosures required by this guidance related to troubled debt restructurings. The disclosures will be effective, and the Company will provide these disclosures, concurrent with the effective date of proposed guidance for determining what constitutes a troubled debt restructuring.

In March 2010, the FASB issued updated guidance that amends and clarifies the accounting for credit derivatives embedded in interests in securitized financial assets. This new guidance eliminates the scope exception for embedded credit derivatives (except for those that are created solely by subordination) and provides new guidance on how the evaluation of embedded credit derivatives is to be performed. The Company’s adoption of this guidance effective December 31, 2010 did not have a material effect on the Company’s consolidated financial position, results of operations, and financial statement disclosures.

In January 2010, the FASB issued updated guidance that requires new fair value disclosures about significant transfers between Level 1 and 2 measurement categories and separate presentation of purchases, sales, issuances, and settlements within the roll forward of Level 3 activity. Also, this updated fair value guidance clarifies the disclosure requirements about level of disaggregation and valuation techniques and inputs. This new guidance is effective for annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of Level 3 activity, which are effective for annual reporting periods beginning after December 15, 2010. The Company adopted the effective portions of this guidance on January 1, 2010. The required disclosures are provided in Note 13. The Company will provide the required disclosures about purchases, sales, issuances, and settlements in the roll forward of Level 3 activity in the annual reporting period ending December 31, 2011.

In June 2009, the FASB issued authoritative guidance which changes the analysis required to determine whether or not an entity is a variable interest entity (“VIE”). In addition, the guidance changes the determination of the primary beneficiary of a VIE from a quantitative to a qualitative model. Under the new qualitative model, the primary beneficiary must have both the ability to direct the activities of the VIE and the obligation to absorb either losses or gains that could be significant to the VIE. This guidance also changes when reassessment is needed, as well as requires enhanced disclosures, including the effects of a company’s involvement with a VIE on its financial statements. This guidance is effective for annual reporting periods beginning after November 15, 2009. In February 2010, the FASB issued updated guidance which defers, except for disclosure requirements, the impact of this guidance for entities that (1) possess the attributes of an investment company, (2) do not require the reporting entity to fund losses, and (3) are not financing vehicles or entities that were formerly classified as qualified special purpose entities (“QSPE’s”). The Company’s adoption of this guidance effective January 1, 2010 did not have a material effect on the Company’s consolidated financial position, results of operations, and financial statement disclosures.

In June 2009, the FASB issued authoritative guidance which changes the accounting for transfers of financial assets, and is effective for transfers of financial assets occurring in annual reporting periods beginning after November 15, 2009. It removes the concept of a qualifying special-purpose entity (“QSPE”) from the guidance for transfers of financial assets and removes the exception from applying the guidance for consolidation of variable interest entities to qualifying special-purpose entities. It changes the criteria for achieving sale accounting when transferring a financial asset and changes the initial recognition or retained beneficial interests. This guidance also defines “participating interest” to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. The Company’s adoption of this guidance effective January 1, 2010 did not have a material effect on the Company’s consolidated financial position, results of operations, and financial statement disclosures.

In January 2010, the FASB issued updated guidance that clarifies existing guidance on accounting and reporting by an entity that experiences a decrease in ownership of a subsidiary that is a business. The updated guidance states that a decrease in ownership applies to a subsidiary or group of assets that is a business, but does not apply to a sale of in-substance real estate even if it involves a business, such as an ownership interest in a partnership whose only asset is operating real estate. This guidance also affects accounting and reporting by an entity that exchanges a group of assets that constitutes a business for an equity interest in another entity. The updated guidance also expands disclosures about fair value measurements relating to retained investments in a deconsolidated subsidiary or a preexisting interest held by an acquirer in a business combination. The updated guidance is effective in the first annual reporting period ending on or after December 15, 2009, and is applied on a retrospective basis to the

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

first period that the Company adopted the existing guidance, which was as of January 1, 2009. The Company’s adoption of this updated guidance effective December 31, 2009 did not have a material effect on the Company’s consolidated financial position, results of operations, or financial statement disclosures.

In September 2009, the FASB issued updated guidance for the fair value measurement of investments in certain entities that calculate net asset value per share including certain alternative investment funds. This guidance allows companies to determine the fair value of such investments using net asset value (“NAV”) if the fair value of the investment is not readily determinable and the investee entity issues financial statements in accordance with measurement principles for investment companies. Use of this practical expedient is prohibited if it is probable the investment will be sold at something other than NAV. This guidance also requires new disclosures for each major category of alternative investments. This guidance does not apply to the Company’s investments in joint ventures and limited partnerships that are generally accounted for under the equity or cost method. It is effective for annual reporting periods ending after December 15, 2009. The Company’s adoption of this guidance effective December 31, 2009 did not have a material effect on the Company’s consolidated financial position, results of operations, or financial statement disclosures.

In August 2009, the FASB issued updated guidance for the fair value measurement of liabilities. This guidance provides clarification on how to measure fair value in circumstances in which a quoted price in an active market for the identical liability is not available. This guidance also clarifies that restrictions preventing the transfer of a liability should not be considered as a separate input or adjustment in the measurement of fair value. The Company adopted this guidance effective with the annual reporting period ended December 31, 2009, and the adoption did not have a material effect on the Company’s consolidated financial position, results of operations, and financial statement disclosures.

In June 2009, the FASB issued authoritative guidance for the FASB’s Accounting Standards Codification™ as a source of authoritative U.S. GAAP. The Codification is not intended to change U.S. GAAP but is a new structure which organizes accounting pronouncements by accounting topic. This guidance is effective for annual financial statements issued after September 15, 2009. The Company’s adoption of this guidance impacts the way the Company references U.S. GAAP standards in the financial statements.

In April 2009, the FASB revised the authoritative guidance for the recognition and presentation of other-than-temporary impairments. This new guidance amends the other-than-temporary impairment guidance for debt securities and expands the presentation and disclosure requirements of other-than-temporary impairments on debt and equity securities in the financial statements. This guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This guidance is effective for annual reporting periods ending after June 15, 2009. Adoption of this guidance resulted in a net after-tax increase to retained earnings and decrease to “Accumulated other comprehensive income” of $23,290 thousand. The disclosures required by this new guidance are provided in Note 5. See “Investments and investment-related liabilities” above for more information.

In April 2009, the FASB revised the authoritative guidance for fair value measurements and disclosures to provide guidance on (1) estimating the fair value of an asset or liability if there was a significant decrease in the volume and level of trading activity for these assets or liabilities, and (2) identifying transactions that are not orderly. Further, this new guidance required additional disclosures about fair value measurements. This guidance is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The Company’s adoption of this guidance did not have a material effect on the Company’s consolidated financial position or results of operations. The disclosures required by this revised guidance are provided in Note 13.

In April 2009, the FASB revised the authoritative guidance for the accounting for business combinations. This new guidance requires an asset acquired or liability assumed in a business combination that arises from a contingency to be recognized at fair value at the acquisition date, if the acquisition date fair value of that asset or liability can be determined during the measurement period. If the acquisition date fair value of an asset or liability assumed in a business combination that arises from a contingency cannot be determined during the measurement period, the asset or liability shall be recognized at the acquisition date using the authoritative guidance related to accounting for contingencies. This new guidance also amends disclosure requirements. This guidance is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after January 1, 2009. The Company’s adoption of this guidance effective January 1, 2009 had no effect on the Company’s consolidated financial position or results of operations.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

In September 2008, the FASB Emerging Issues Task Force (“EITF”) reached consensus on an issuer’s accounting for liabilities measured at fair value with a third-party credit enhancement. This consensus concluded that (a) the issuer of a liability (including debt) with a third-party credit enhancement that is inseparable from the liability, shall not include the effect of the credit enhancement in the fair value measurement of the liability; (b) the issuer shall disclose the existence of any third-party credit enhancement on such liabilities, and (c) in the period of adoption the issuer shall disclose the valuation techniques used to measure the fair value of such liabilities and disclose any changes from valuation techniques used in prior periods. The Company’s adoption of this guidance on a prospective basis effective January 1, 2009 did not have a material effect on the Company’s consolidated financial position or results of operations.

In April 2008, the FASB revised the authoritative guidance on the determination of the useful life of intangible assets. This new guidance amends the list of factors an entity should consider in developing renewal or extension assumptions used to determine the useful life of recognized intangible assets. This guidance is effective for fiscal years beginning after December 15, 2008, with the guidance for determining the useful life of a recognized intangible asset being applied prospectively to intangible assets acquired after the effective date, and the disclosure requirements being applied prospectively to all intangible assets recognized as of, and after, the effective date. The Company’s adoption of this guidance effective January 1, 2009 did not have a material effect on the Company’s consolidated financial position or results of operations.

In March 2008, the FASB issued authoritative guidance for derivative instruments and hedging activities which amends and expands the disclosure requirements for derivative instruments and hedging activities by requiring companies to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The Company’s adoption of this guidance effective January 1, 2009 did not have a material effect on the Company’s consolidated financial position or results of operations. The required disclosures are provided in Note 14.

In February 2008, the FASB revised the authoritative guidance for accounting for transfers of financial assets and repurchase financing transactions. The new guidance provides recognition and derecognition guidance for a repurchase financing transaction, which is a repurchase agreement that relates to a previously transferred financial asset between the same counterparties that is entered into contemporaneously with or in contemplation of, the initial transfer. The guidance is effective for fiscal years beginning after November 15, 2008. The Company’s adoption of this guidance on a prospective basis effective January 1, 2009 did not have a material effect on the Company’s consolidated financial position and results of operations.

In February 2008, the FASB revised the authoritative guidance which delays the effective date related to fair value measurements and disclosures for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008. The Company’s adoption of this guidance effective January 1, 2009 did not have a material effect on the Company’s consolidated financial statements or results of operations.

In December 2007, the FASB issued authoritative guidance for business combinations which addresses the accounting for business acquisitions, is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited, and generally applies to business acquisitions completed after December 31, 2008. Among other things, the new guidance requires that all acquisition-related costs be expensed as incurred, and that all restructuring costs related to acquired operations be expensed as incurred. This new guidance also addresses the current and subsequent accounting for assets and liabilities arising from contingencies acquired or assumed and, for acquisitions both prior and subsequent to December 31, 2008, requires the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. The Company’s adoption of this guidance effective January 1, 2009 did not have a material effect on the Company’s consolidated financial position or results of operations, but may have an effect on accounting for future business combinations.

In December 2007, the FASB issued guidance on noncontrolling interests in consolidated financial statements. This guidance changes the accounting for minority interests, which are recharacterized as noncontrolling interests and classified by the parent company as a component of equity. Upon adoption, this guidance requires retroactive adoption of the presentation and disclosure requirements for existing minority interests and prospective adoption for all other requirements. The Company’s adoption of this guidance effective January 1, 2009 did not have a material effect on the Company’s consolidated financial position, results of operations, financial statement presentation, or financial statement disclosures.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Future Adoption of New Accounting Pronouncements

In December 2010, the FASB issued authoritative guidance that modifies the first step of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform the second step of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing authoritative guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This new guidance is effective for public entities for fiscal years beginning after December 15, 2010. The Company’s adoption of this guidance effective January 1, 2011 is not expected to have a material effect on the Company’s consolidated financial position, results of operations, and financial statement disclosures.

In October 2010, the FASB issued guidance to address diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Under the new guidance acquisition costs are to include only those costs that are directly related to the acquisition or renewal of insurance contracts by applying a model similar to the accounting for loan origination costs. An entity may defer incremental direct costs of contract acquisition that are incurred in transactions with independent third parties or employees as well as the portion of employee compensation costs related to underwriting, policy issuance and processing, medical inspection, and contract selling for successfully negotiated contracts. Additionally, an entity may capitalize as a deferred acquisition cost only those advertising costs meeting the capitalization criteria for direct-response advertising. This change is effective for fiscal years beginning after December 15, 2011. Early adoption as of the beginning of a fiscal year is permitted. The guidance is to be applied prospectively upon the date of adoption, with retrospective application permitted, but not required. The Company will adopt this guidance effective January 1, 2012. The Company is currently assessing the impact of the guidance on the Company’s consolidated financial position, results of operations, and financial statement disclosures.

In April 2010, the FASB issued guidance clarifying that an insurance entity should not consider any separate account interests in an investment held for the benefit of policyholders to be the insurer’s interests, and should not combine those interests with its general account interest in the same investment when assessing the investment for consolidation, unless the separate account interests are held for a related party policyholder, whereby consolidation of such interests must be considered under applicable variable interest guidance. This guidance is effective for annual reporting periods beginning after December 15, 2010 and retrospectively to all prior periods upon the date of adoption, with early adoption permitted. The Company’s adoption of this guidance effective January 1, 2011 is not expected to have a material effect on the Company’s consolidated financial position, results of operations, and financial statement disclosures.

3.	ACQUISITIONS

Acquisition of a Portion of Union Bank of California’s Retirement Business

On December 31, 2007, the Company acquired a portion of UBOC’s retirement business for $103 million of cash consideration. In recording the transaction, $2.6 million of the purchase price was paid for by the Company on behalf of Prudential Bank and Trust (“PB&T”), an affiliated company. The remaining purchase price of $100.4 million was included in other intangibles, which is reflected in “Other Assets,” see Note 7 for additional information.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

4.	DISCONTINUED OPERATIONS

Income from discontinued businesses, including charges upon disposition, for the years ended December 31, are as follows:

	2010	2009	2008
	(in thousands)
Real estate investments sold or held for sale (1)	$1,660	$743	$—
Income tax expense	(581)	(267)	—

Income from discontinued operations, net of taxes	$1,079	$476	$—

The Company’s Consolidated Statements of Financial Position include no assets or liabilities related to discontinued businesses at December 31, 2010 and 2009.

(1)	In 2010, the Company recorded income of $1,660 thousand mainly from title reimbursement and return of escrow from one property sold in 2009. In 2009, the Company recorded a $743 thousand gain on the release of escrow funds, from a property sold in 2007.

5.	INVESTMENTS

Fixed Maturities and Equity Securities

The following tables provide information relating to fixed maturities and equity securities (excluding investments classified as trading) at December 31:

	2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Other-than- temporary impairments in AOCI (3)
	(in thousands)
Fixed maturities, available for sale
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$32,573	$2,622	$2	$35,193	$—
Obligations of U.S. states and their political subdivisions	4,386	45	77	4,354	—
Foreign government bonds	31,143	3,801	—	34,944	—
Corporate securities	1,561,475	107,069	8,505	1,660,039	21
Asset-backed securities(1)	158,698	4,838	21,087	142,449	(17,480)
Commercial mortgage-backed securities	356,145	20,023	7,737	368,431	—
Residential mortgage-backed securities(2)	133,446	5,350	327	138,469	—

Total fixed maturities, available for sale	$2,277,866	$143,748	$37,735	$2,383,879	$(17,459)

Equity securities, available for sale	$5,502	$488	$2,322	$3,668

(1)	Includes credit tranched securities collateralized by sub-prime mortgages, auto loans, credit cards, education loans, and other asset types.
(2)	Includes publicly traded agency pass-through securities and collateralized mortgage obligations.
(3)	Represents the amount of other-than-temporary impairment losses in “Accumulated other comprehensive income,” or “AOCI,” which were not included in earnings. Amount excludes $4,379 thousand of net unrealized gains on impaired securities relating to changes in the value of such securities subsequent to the impairment measurement date.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

	2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Other-than- temporary impairments in AOCI (3)
	(in thousands)
Fixed maturities, available for sale
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$20,297	$626	$91	$20,832	$—
Obligations of U.S. states and their political subdivisions	386	51	—	437	—
Foreign government bonds	32,158	2,154	54	34,258	—
Corporate securities	1,643,537	60,689	25,314	1,678,912	(1,192)
Asset-backed securities(1)	144,927	6,441	23,834	127,534	(19,471)
Commercial mortgage-backed securities	290,368	1,873	13,663	278,578	—
Residential mortgage-backed securities(2)	157,072	4,959	237	161,794	—

Total fixed maturities, available for sale	$2,288,745	$76,793	$63,193	$2,302,345	$(20,663)

Equity securities, available for sale	$19,331	$1,435	$2,005	$18,761

(1)	Includes credit tranched securities collateralized by sub-prime mortgages, auto loans, credit cards, education loans, and other asset types.
(2)	Includes publicly traded agency pass-through securities and collateralized mortgage obligations.
(3)	Represents the amount of other-than-temporary impairment losses in “Accumulated other comprehensive income,” or “AOCI,” which were not included in earnings. Amount excludes $5,537 thousand of net unrealized gains on impaired securities relating to changes in the value of such securities subsequent to the impairment measurement date.

The amortized cost and fair value of fixed maturities by contractual maturities at December 31, 2010, is as follows:

	Available for Sale
	Amortized Cost	Fair Value
	(in thousands)
Due in one year or less	$91,708	$92,978
Due after one year through five years	575,856	611,152
Due after five years through ten years	494,106	533,744
Due after ten years	467,907	496,656
Asset-backed securities	158,698	142,449
Commercial mortgage-backed securities	356,145	368,431
Residential mortgage-backed securities	133,446	138,469

Total	$2,277,866	$2,383,879

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Asset-backed, commercial mortgage-backed, and residential mortgage-backed securities are shown separately in the table above, as they are not due at a single maturity date.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

The following table depicts the sources of fixed maturity proceeds and related gross investment gains (losses), as well as losses on impairments of both fixed maturities and equity securities:

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
	(in thousands)
Fixed maturities, available for sale:
Proceeds from sales	$217,224	$162,019	$629,701
Proceeds from maturities/repayments	201,077	195,059	56,465
Gross investment gains from sales, prepayments, and maturities	14,361	5,884	8,487
Gross investment losses from sales and maturities	(859)	(8,195)	(13,967)

Fixed maturity and equity security impairments:
Net writedowns for other-than-temporary impairment losses on fixed maturities recognized in earnings (1)	$(1,296)	$(22,934)	$(42,717)
Writedowns for impairments on equity securities	—	(390)	(198)

(1)	Excludes the portion of other-than-temporary impairments recorded in “Other comprehensive income (loss)” representing any difference between the fair value of the impaired debt security and the net present value of its projected future cash flows at the time of impairment.

As discussed in Note 2, a portion of certain other-than-temporary impairment (“OTTI”) losses on fixed maturity securities are recognized in “Other comprehensive income (loss)” (“OCI”). For these securities the net amount recognized in earnings (“credit loss impairments”) represents the difference between the amortized cost of the security and the net present value of its projected future cash flows discounted at the effective interest rate implicit in the debt security prior to impairment. Any remaining difference between the fair value and the amortized cost is recognized in OCI. The following table sets forth the amount of pre-tax credit loss impairments on fixed maturity securities held by the Company as of the dates indicated, for which a portion of the OTTI loss was recognized in OCI, and the corresponding changes in such amounts.

	Year ended December 31, 2010	Year ended December 31, 2009
	(in thousands)
Credit losses recognized in earnings on fixed maturity securities held by the Company for which a portion of the OTTI loss was recognized in OCI
Balance, beginning of period	$23,381	$—
Credit losses remaining in retained earnings related to adoption of new authoritative guidance on January 1, 2009	—	5,502
Credit loss impairments previously recognized on securities which matured, paid down, prepaid or were sold during the period	(6,316)	(3,171)
Credit loss impairments previously recognized on securities impaired to fair value during the period (1)	(3,402)	—
Credit loss impairments recognized in the current period on securities not previously impaired	73	18,139
Additional credit loss impairments recognized in the current period on securities previously impaired	623	3,510
Increases due to the passage of time on previously recorded credit losses	1,806	389
Accretion of credit loss impairments previously recognized due to an increase in cash flows expected to be collected	(5,242)	(988)

Balance, end of period	$10,923	$23,381

(1)	Represents circumstances where the Company determined in the current year that it intends to sell the security or it is more likely than not that it will be required to sell the security before recovery of the security’s amortized cost.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Trading Account Assets Supporting Insurance Liabilities

The following table sets forth the composition of “Trading account assets supporting insurance liabilities” at December 31:

	2010		2009
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in thousands)		(in thousands)
Short-term investments and cash equivalents	$697,063	$697,063	$725,365	$725,365
Fixed maturities:
U.S. government authorities and agencies and obligations of U. S. states	366,557	359,936	90,920	87,350
Foreign government bonds	96,603	100,802	104,020	106,146
Corporate securities	9,472,164	10,005,948	9,116,889	9,417,576
Asset-backed securities	1,157,636	1,030,074	1,022,458	856,874
Commercial mortgage-backed securities	2,352,003	2,406,909	1,899,037	1,892,777
Residential mortgage-backed securities	1,350,311	1,362,916	1,433,981	1,431,990

Total fixed maturities	14,795,274	15,266,585	13,667,305	13,792,713
Equity securities	89,594	73,417	164,324	121,280

Total trading account assets supporting insurance liabilities	$15,581,931	$16,037,065	$14,556,994	$14,639,358

The net change in unrealized gains (losses) from trading account assets supporting insurance liabilities still held at period end, recorded within “Investment gains (losses) on trading assets supporting insurance liabilities” were $372,770 thousand, $1,562,718 thousand and $(1,361,300) thousand for the years ended December 31, 2010, 2009 and 2008, respectively.

Other Trading Account Assets

This table sets forth the composition of “Other trading account assets” at December 31:

	2010		2009
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in thousands)		(in thousands)
Asset-backed securities	$2,921	$3,135	$3,829	$4,091

Total trading account assets	$2,921	$3,135	$3,829	$4,091

The net change in unrealized gains (losses) from other trading account assets still held at period end, recorded within “Asset management fees and other income” were $(48) thousand, $355 thousand and $(63) thousand during the years ended December 31, 2010, 2009 and 2008, respectively.

Commercial Mortgage and Other Loans

The Company’s commercial mortgage and other loans which are all collateralized, are comprised as follows at December 31:

	2010		2009
	Amount (in thousands)	% of Total	Amount ( in thousands)	% of Total
Commercial mortgage and other loans by property type:
Office buildings	$627,801	15%	$851,806	18%
Retail stores	1,252,434	29%	1,395,776	30%
Multi-Family/Apartment	446,347	10%	444,922	10%
Industrial buildings	917,805	21%	924,745	20%
Agricultural properties	197,010	5%	176,554	4%
Hospitality	280,878	6%	320,256	7%
Other	601,271	14%	541,303	11%

Total collateralized loans	4,323,546	100%	4,655,362	100%

Valuation allowance	(49,631)		(61,013)

Total net commercial mortgage and other loans	$4,273,915		$4,594,349

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

The commercial mortgage and other loans are geographically dispersed throughout the United States primarily, with the largest concentrations in California (22%), New York (7%), Virginia (7%), and Texas (7%) at December 31, 2010.

Activity in the allowance for losses for all commercial mortgage and other loans, for the years ended December 31, is as follows:

	2010	2009	2008
	(in thousands)
Allowance for losses, beginning of year	$61,013	$18,280	$10,363
Addition to / (release of) allowance for losses	(11,382)	42,733	7,917

Allowance for losses, end of year	$49,631	$61,013	$18,280

The following table sets forth the allowance for credit losses and the recorded investment in commercial mortgage and other loans as of December 31, 2010:

	Commercial Mortgage Loans	Agricultural Property Loans	Total
	(in thousands)
Allowance for Credit Losses:
Ending balance: individually evaluated for impairment	$30,211	$—	$30,211
Ending balance: collectively evaluated for impairment	18,513	907	19,420

Total ending balance	$48,724	$907	$49,631

Recorded Investment (1):
Ending balance gross of reserves: individually evaluated for impairment	$106,652	$—	$106,652
Ending balance gross of reserves: collectively evaluated for impairment	4,019,884	197,010	4,216,894

Total ending balance, gross of reserves	$4,126,536	$197,010	$4,323,546

(1)	Recorded investment reflects the balance sheet carrying value gross of related allowance.

Impaired loans include those loans for which it is probable that amounts due according to the contractual terms of the loan agreement will not all be collected. There were no impaired commercial mortgage and other loans with no related allowance recorded. Impaired commercial mortgage and other loans identified in management’s specific review of probable loan losses and the related allowance for losses at December 31, 2010 are as follows:

Impaired Commercial Mortgage and Other Loans

	As of December 31, 2010
	Recorded Investment (1)	Unpaid Principal Balance	Related Allowance
	(in thousands)
With an allowance recorded:
Commercial mortgage and other loans:
Industrial	$—	$—	$—
Retail	41,861	41,861	6,937
Office	—	—	—
Multi-Family/Apartment	—	—	—
Hospitality	55,738	55,738	22,674
Other Commercial	9,053	9,053	600
Other	—	—	—

Total commercial mortgage and other loans	$106,652	$106,652	$30,211

(1)	Recorded investment reflects the balance sheet carrying value gross of related allowance.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Non-performing loans include those loans for which it is probable that amounts due according to the contractual terms of the loan agreement will not all be collected. Non-performing commercial mortgage and other loans identified in management’s specific review of probable loan losses and the related allowance for losses at December 31, 2009, are as follows:

2009
(in thousands)
Non-performing commercial mortgage and other loans with allowance for losses	$88,908
Allowance for losses, end of year	(25,579)

Net carrying value of non-performing commercial mortgage and other loans	$63,329

Impaired commercial mortgage and other loans with no allowance for losses are loans in which the fair value of the collateral or the net present value of the loans’ expected future cash flows equals or exceeds the recorded investment. The average recorded investment in non-performing loans before allowance for losses was $107,567 thousand for 2010. Net investment income recognized on these loans totaled $5,371 thousand for the year ended December 31, 2010. See Note 2 for information regarding the Company’s accounting policies for commercial mortgage and other loans.

Non-performing commercial mortgage and other loans with no allowance for losses are loans in which the fair value of the collateral or the net present value of the loans’ expected future cash flows equals or exceeds the recorded investment. The average recorded investment in non-performing loans before allowance for losses was $44,454 thousand for 2009. Net investment income recognized on these loans totaled $5,031 thousand for 2009. See Note 2 for information regarding the Company’s accounting policies for commercial mortgage and other loans.

The net carrying value of commercial loans held for sale by the Company as of December 31, 2010 and December 31, 2009 was $4,274 thousand and $4,594 thousand, respectively. As of December 31, 2010 and 2009, all of the Company’s commercial loans held for sale were collateralized, with collateral primarily consisting of office buildings, retail stores, apartment complexes and industrial buildings.

The following tables set forth the credit quality indicators as of December 31, 2010, based upon the recorded investment gross of allowance for credit losses.

Commercial Mortgage Loans - Industrial buildings

	Debt Service Coverage Ratio
	Greater than 2.0X	1.8X to 2.0X	1.5X to <1.8X	1.2X to <1.5X	1.0X to <1.2X	Less than 1.0X	Grand Total
Loan-to-Value Ratio	(in thousands)
0%-49.99%	$144,056	$38,332	$4,573	$49,209	$—	$—	$236,170
50%-59.99%	56,700	—	73,703	8,723	—	—	139,126
60%-69.99%	44,650	14,600	97,799	7,783	49,355	—	214,187
70%-79.99%	—	44,750	70,896	9,373	47,510	17,568	190,097
80%-89.99%	—	—	16,800	52,348	—	42,432	111,580
90%-100%	—	—	—	—	23,025	—	23,025
Greater than 100%	—	—	—	—	—	3,620	3,620

Total Industrial	$245,406	$97,682	$263,771	$127,436	$119,890	$63,620	$917,805

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Commercial Mortgage Loans - Retail
	Debt Service Coverage Ratio
	Greater than 2.0X	1.8X to 2.0X	1.5X to <1.8X	1.2X to <1.5X	1.0X to <1.2X	Less than 1.0X	Grand Total
Loan-to-Value Ratio				(in thousands)
0%-49.99%	$177,260	$120,404	$137,392	$1,598	$—	$—	$436,654
50%-59.99%	72,411	70,177	64,242	13,795	126,065	1,200	347,890
60%-69.99%	37,394	—	43,831	57,915	—	—	139,140
70%-79.99%	—	—	50,000	182,483	1,918	—	234,401
80%-89.99%	—	—	—	—	44,849	—	44,849
90%-100%	—	—	—	—	2,804	1,422	4,226
Greater than 100%	—	—	—	—	41,861	3,413	45,274

Total Retail	$287,065	$190,581	$295,465	$255,791	$217,497	$6,035	$1,252,434

Commercial Mortgage Loans - Office
	Debt Service Coverage Ratio
	Greater than 2.0X	1.8X to 2.0X	1.5X to <1.8X	1.2X to <1.5X	1.0X to <1.2X	Less than 1.0X	Grand Total
Loan-to-Value Ratio				(in thousands)
0%-49.99%	$234,996	$11,290	$24,603	$44,324	$—	$—	$315,213
50%-59.99%	—	50,429	22,941	38,500	23,136	—	135,006
60%-69.99%	31,514	35,635	5,186	18,544	—	45,583	136,462
70%-79.99%	—	—	9,810	13,842	—	—	23,652
80%-89.99%	—	—	—	3,000	—	—	3,000
90%-100%	—	—	—	—	—	—	—
Greater than 100%	—	—	—	—	—	14,468	14,468

Total Office	$266,510	$97,354	$62,540	$118,210	$23,136	$60,051	$627,801

Commercial Mortgage Loans - Multi-Family/Apartment
	Debt Service Coverage Ratio
	Greater than 2.0X	1.8X to 2.0X	1.5X to <1.8X	1.2X to <1.5X	1.0X to <1.2X	Less than 1.0X	Grand Total
Loan-to-Value Ratio				(in thousands)
0%-49.99%	$8,432	$—	$6,104	$—	$5,146	$3,095	$22,777
50%-59.99%	—	—	7,361	8,299	4,806	—	20,466
60%-69.99%	—	—	14,277	25,000	10,227	6,660	56,164
70%-79.99%	8,810	3,200	—	85,814	—	11,799	109,623
80%-89.99%	—	—	44,324	—	4,587	24,306	73,217
90%-100%	—	—	—	—	—	29,500	29,500
Greater than 100%	—	—	—	—	—	134,600	134,600

Total Multi-Family/Apartment	$17,242	$3,200	$72,066	$119,113	$24,766	$209,960	$446,347

Commercial Mortgage Loans - Hospitality
	Debt Service Coverage Ratio
	Greater than 2.0X	1.8X to 2.0X	1.5X to <1.8X	1.2X to <1.5X	1.0X to <1.2X	Less than 1.0X	Grand Total
Loan-to-Value Ratio				(in thousands)
0%-49.99%	$33,018	$—	$19,777	$92,029	$—	$—	$144,824
50%-59.99%	5,750	—	—	—	—	—	5,750
60%-69.99%	—	—	2,849	52,680	—	—	55,529
70%-79.99%	—	—	—	19,037	—	—	19,037
80%-89.99%	—	—	—	—	—	—	—
90%-100%	—	—	—	—	—	—	—
Greater than 100%	—	—	—	17,312	—	38,426	55,738

Total Hospitality	$38,768	$—	$22,626	$181,058	$—	$38,426	$280,878

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Commercial Mortgage Loans - Other

	Debt Service Coverage Ratio
	Greater than 2.0X	1.8X to 2.0X	1.5X to <1.8X	1.2X to <1.5X	1.0X to <1.2X	Less than 1.0X	Grand Total
Loan-to-Value Ratio	(in thousands)
0%-49.99%	$124,963	$—	$—	$—	$—	$—	$124,963
50%-59.99%	—	—	13,874	—	—	—	13,874
60%-69.99%	40,714	112,773	—	66,434	50,264	—	270,185
70%-79.99%	—	66,831	—	9,901	—	—	76,732
80%-89.99%	68,952	—	—	9,470	—	—	78,422
90%-100%	—	—	—	—	—	—	—
Greater than 100%	—	—	—	—	4,666	32,429	37,095

Total Other	$234,629	$179,604	$13,874	$85,805	$54,930	$32,429	$601,271

Agricultural Property Loans

	Debt Service Coverage Ratio
	Greater than 2.0X	1.8X to 2.0X	1.5X to <1.8X	1.2X to <1.5X	1.0X to <1.2X	Less than 1.0X	Grand Total
Loan-to-Value Ratio	(in thousands)
0%-49.99%	$49,006	$7,334	$21,093	$51,187	$5,329	$—	$133,949
50%-59.99%	400	17,776	3,271	3,724	—	—	25,171
60%-69.99%	37,890	—	—	—	—	—	37,890
70%-79.99%	—	—	—	—	—	—	—
80%-89.99%	—	—	—	—	—	—	—
90%-100%	—	—	—	—	—	—	—
Greater than 100%	—	—	—	—	—	—	—

Total Agricultural	$87,296	$25,110	$24,364	$54,911	$5,329	$—	$197,010

Commercial Mortgage and Agricultural Property Loans

	Debt Service Coverage Ratio
	Greater than 2.0X	1.8X to 2.0X	1.5X to <1.8X	1.2X to <1.5X	1.0X to <1.2X	Less than 1.0X	Grand Total
Loan-to-Value Ratio	(in thousands)
0%-49.99%	$771,731	$177,360	$213,542	$238,347	$10,475	$3,095	$1,414,550
50%-59.99%	135,261	138,382	185,392	73,041	154,007	1,200	687,283
60%-69.99%	192,162	163,008	163,942	228,356	109,846	52,243	909,557
70%-79.99%	8,810	114,781	130,706	320,450	49,428	29,367	653,542
80%-89.99%	68,952	—	61,124	64,818	49,436	66,738	311,068
90%-100%	—	—	—	—	25,829	30,922	56,751
Greater than 100%	—	—	—	17,312	46,527	226,956	290,795

Total Commercial Mortgage and Agricultural Loans	$1,176,916	$593,531	$754,706	$942,324	$445,548	$410,521	$4,323,546

See Note 2 for further discussion regarding the credit quality of other loans.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

The following table provides an aging of past due commercial mortgage and other loans as of December 31, 2010, based upon the recorded investment gross of allowance for credit losses.

	As of December 31, 2010
	Current	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days - Accruing	Greater than 90 Days - Not Accruing	Total Past Due	Total Commercial Mortgage and Other Loans
	(in thousands)
Commercial Mortgage Loans:
Industrial	$917,805	$—	$—	$—	$—	$—	$917,805
Retail	1,251,202	1,232	—	—	—	1,232	1,252,434
Office	627,801	—	—	—	—	—	627,801
Multi-Family/Apartment	446,347	—	—	—	—	—	446,347
Hospitality	270,138	10,740	—	—	—	10,740	280,878
Other	592,218	—	—	—	9,053	9,053	601,271

Total Commercial Mortgage Loans	$4,105,511	$11,972	$—	$—	$9,053	$21,025	$4,126,536

Agricultural Property Loans	$197,010	$—	$—	$—	$—	$—	$197,010
Residential Property Loans	—	—	—	—	—	—	—
Other Collateralized Loans	—	—	—	—	—	—	—
Uncollateralized Loans	—	—	—	—	—	—	—

Total	$4,302,521	$11,972	$—	$—	$9,053	$21,025	$4,323,546

See Note 2 for further discussion regarding nonaccrual status loans. The following table sets forth commercial mortgage and other loans on nonaccrual status as of December 31:

2010
(in thousands)
Commercial Mortgage and Other Loans:
Industrial	$—
Retail	41,861
Office	—
Multi-Family/Apartment	—
Hospitality	55,738
Other Commercial	9,053
Other	—

Total Commercial Mortgage and Other Loans	$106,652

Other Long-term Investments

“Other long-term investments” are comprised as follows at December 31:

	2010	2009
	(in thousands)
Joint ventures and limited partnerships:
Real estate related	$38,017	$25,978
Non real estate related	78,111	63,557

Total joint ventures and limited partnerships	116,128	89,535

Derivatives and other	141,829	155,776

Total other long-term investments	$257,957	$245,311

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Equity Method Investments

The following tables set forth summarized combined financial information for significant joint ventures and limited partnership interests accounted for under the equity method. Changes between periods in the tables below reflect changes in the activities within the joint ventures and limited partnerships, as well as changes in the Company’s level of investment in such entities.

	At December 31,
	2010	2009
	(in thousands)
STATEMENTS OF FINANCIAL POSITION
Investments in real estate	$109,650	$81,931
Investments in securities	1,209,390	797,485
Cash and cash equivalents	10,465	30,392
Receivables	9,724	10,071
Other assets (1)	4,166	21,091

Total Assets	$1,343,395	$940,970

Borrowed funds-third party	$63,750	$67,500
Payables	2,468	5,802
Other liabilities (2)	5,959	8,319

Total liabilities	72,177	81,621
Partners’ Capital	1,271,218	859,349

Total liabilities and partners’ capital	$1,343,395	$940,970

Equity in partners’ capital included above	$107,991	$81,047
Equity in limited partnership interests not included above	3,121	2,863

Carrying value	$111,112	$83,910

(1)	Other assets consist of goodwill, intangible assets and other miscellaneous assets.
(2)	Other liabilities consist of securities repurchase agreements and other miscellaneous liabilities.

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
	(in thousands)
STATEMENTS OF OPERATIONS
Income from real estate investments	$36,585	$42,458	$43,230
Income from securities investments	83,001	98,635	67,159
Other income	1,089	1,833	—
Interest expense-third party	(3,547)	(5,056)	(4,039)
Depreciation	(4,049)	(3,736)	(3,653)
Management fees/Salary expense	(19,636)	(11,148)	(8,468)
Other expenses	(31,638)	(35,416)	(32,160)

Net earnings	$61,805	$87,570	$62,069

Equity in net earnings included above	$1,821	$5,666	$6,941
Equity in net earnings (losses) of limited partnership interests not included above	624	(1,017)	70

Total equity in net earnings	$2,445	$4,649	$7,011

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Net Investment Income

Net investment income for the years ended December 31, was from the following sources:

	2010	2009	2008
		(in thousands)
Fixed maturities, available for sale	$139,695	$147,517	$148,655
Equity securities, available for sale	983	1,388	1,461
Trading account assets	723,815	720,236	725,963
Commercial mortgage and other loans	290,018	273,294	266,972
Short-term investments and cash equivalents	751	404	1,313
Other long term investments	3,848	4,597	7,488

Gross investment income	1,159,110	1,147,436	1,151,852
Less investment expenses	(47,990)	(44,467)	(55,306)

Net investment income	$1,111,120	$1,102,969	$1,096,546

Carrying value for non-income producing assets included in fixed maturities and commercial mortgage and other loans totaled $8,510 thousand and zero as of December 31, 2010, respectively. Non-income producing assets represent investments that have not produced income for the twelve months preceding December 31, 2010.

Realized Investment Gains (Losses), Net

Realized investment gains (losses), net, for the years ended December 31, were from the following sources:

	2010	2009	2008
		(in thousands)
Fixed maturities	$12,206	$(25,245)	$(48,197)
Equity securities	(865)	(2,584)	3,038
Commercial mortgage and other loans	7,429	(46,377)	(9,200)
Joint ventures and limited partnerships	2	(3,781)	(107)
Derivatives	115,618	(90,442)	164,055

Realized investment gains (losses), net	$134,390	$(168,429)	$109,589

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Net Unrealized Investment Gains and Losses on Fixed Maturity Securities on which an OTTI loss has been recognized

Net unrealized investment gains and losses on securities classified as available for sale and certain other long-term investments are included in the Consolidated Statements of Financial Position as a component of “Accumulated other comprehensive income”, or “AOCI.” Changes in these amounts include reclassification adjustments to exclude from “Other comprehensive income (loss)” those items that are included as part of “Net income” for a period that had been part of “Accumulated other comprehensive income” in earlier periods. The amounts for the periods indicated below, split between amounts related to fixed maturity securities on which an OTTI loss has been recognized, and all other net unrealized investment gains and losses, are as follows:

	Net Unrealized (Losses) Gains on Investments	Policyholders’ Account Balances	Deferred Income Tax Benefit (Liability)	Accumulated Other Comprehensive (Loss) Income Related To Net Unrealized Investment (Losses) Gains
		(in thousands)
Balance, December 31, 2008	$—	$—	$—	$—
Cumulative impact of the adoption of new authoritative guidance on January 1, 2009	(38,752)	—	14,275	(24,477)
Net Investment gains (losses) on investments arising during the period	(7,551)	—	2,718	(4,833)
Reclassification adjustment for (gains) losses included in net income	40,757	—	(14,672)	26,085
Reclassification adjustment for OTTI losses excluded from net income (1)	(9,582)	—	3,450	(6,132)
Impact of net unrealized investment (gains) losses on policyholders’ account balances	—	—	—	—

Balance, December 31, 2009	$(15,128)	$—	$5,771	$(9,357)
Net Investment gains (losses) on investments arising during the period	6,714	—	(2,350)	4,364
Reclassification adjustment for (gains) losses included in net income	(4,679)	—	1,638	(3,041)
Reclassification adjustment for OTTI losses excluded from net income (1)	12	—	(4)	8
Impact of net unrealized investment (gains) losses gains on policyholders’ account balances	—	—	—	—

Balance, December 31, 2010	$(13,081)	$—	$5,055	$(8,026)

(1)	Represents “transfers in” related to the portion of OTTI losses recognized during the period that were not recognized in earnings for securities with no prior OTTI loss.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

All Other Net Unrealized Investments Gains and Losses in AOCI

	Net Unrealized Gains (Losses) on Investments (1)	Policyholders’ Account Balances	Deferred Income Tax (Liability) Benefit	Accumulated Other Comprehensive Income (Loss) Related To Net Unrealized Investment Gains (Losses)
		(in thousands)
Balance, December 31, 2007	$28,110	$—	$(9,950)	$18,160
Net investment gains (losses) on investments arising during the period	(313,177)	—	112,744	(200,433)
Reclassification adjustment for (gains) losses included in the net income	45,174	—	(16,263)	28,911
Impact of net unrealized investment (gains) losses on policyholders’ account balances	—	67	(24)	43

Balance, December 31, 2008	$(239,893)	$67	$86,507	$(153,319)
Cumulative impact of the adoption of new authoritative guidance on January 1, 2009	1,880	—	(693)	1,187
Net investment gains (losses) on investments arising during the period	269,688	—	(97,087)	172,601
Reclassification adjustment for (gains) losses included in net income	(12,929)	—	4,654	(8,275)
Reclassification adjustment for OTTI losses excluded from net income (2)	9,582	—	(3,449)	6,133
Impact of net unrealized investment (gains) losses on policyholders’ account balances	—	231	(84)	147

Balance, December 31, 2009	$28,328	$298	$(10,152)	$18,474
Net investment gains (losses) on investments arising during the period	96,790	—	(33,877)	62,913
Reclassification adjustment for (gains) losses included in net income	(6,661)	—	2,331	(4,330)
Reclassification adjustment for OTTI losses excluded from net income (2)	(12)	—	4	(8)
Impact of net unrealized investment (gains) losses on policyholders’ account balances	—	(451)	158	(293)

Balance, December 31, 2010	$118,445	$(153)	$(41,536)	$76,756

(1)	Includes cash flow hedges. See Note 14 for information on cash flow hedges.
(2)	Represents “tranfers out” related to the portion of OTTI losses recognized during the period that were not recognized in earnings for securities with no prior OTTI loss.

The table below presents net unrealized gains (losses) on investments by asset class as of the dates indicated:

	At December 31,
	2010	2009	2008
		(in thousands)
Fixed maturity securities on which an OTTI loss has been recognized	$(13,081)	$(15,128)	$—
Fixed maturity securities, available for sale - all other	119,094	28,728	(228,156)
Equity securities, available for sale	(1,834)	(570)	(11,489)
Derivatives designated as cash flow hedges (1)	98	(270)	(270)
Joint ventures and limited partnerships	1,087	440	22

Net unrealized gains (losses) on investments	$105,364	$13,200	$(239,893)

(1)	See Note 14 for more information on cash flow hedges.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Duration of Gross Unrealized Loss Positions for Fixed Maturities, Available for Sale

The following table shows the fair value and gross unrealized losses aggregated by investment category and length of time that individual fixed maturity securities have been in a continuous unrealized loss position, at December 31:

	2010
	Less than twelve months		Twelve months or more		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(in thousands)
Fixed maturities, available for sale
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$508	$2	$—	$—	$508	$2
Obligations of U.S. states and their political subdivisions	3,923	77	—	—	3,923	77
Foreign government bonds	—	—	—	—	—	—
Corporate securities	112,757	2,974	47,374	5,531	160,131	8,505
Asset-backed securities	9,588	66	66,156	21,021	75,744	21,087
Commercial mortgage-backed securities	24,216	627	18,855	7,110	43,071	7,737
Residential mortgage-backed securities	9,616	232	1,061	95	10,677	327

Total	$160,608	$3,978	$133,446	$33,757	$294,054	$37,735

	2009
	Less than twelve months		Twelve months or more		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(in thousands)
Fixed maturities, available for sale
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$5,208	$91	$—	$—	$5,208	$91
Foreign government bonds	—	—	450	54	450	54
Corporate securities	174,751	4,474	267,850	20,840	442,601	25,314
Asset-backed securities	6,418	1,537	57,456	22,297	63,874	23,834
Commercial mortgage-backed securities	104,937	1,443	84,655	12,220	189,592	13,663
Residential mortgage-backed securities	12,309	40	1,344	197	13,653	237

Total	$303,623	$7,585	$411,755	$55,608	$715,378	$63,193

The gross unrealized losses at December 31, 2010 and 2009 are composed of $32,911 thousand and $36,052 thousand related to high or highest quality securities based on NAIC or equivalent rating and $4,824 thousand and $27,141 thousand related to other than high or highest quality securities based on NAIC or equivalent rating, respectively. At December 31, 2010, $27,550 thousand of the gross unrealized losses represented declines in value of greater than 20%, $42 thousand of which had been in that position for less than six months, as compared to $34,094 thousand at December 31, 2009 that represented declines in value of greater than 20%, $174 thousand of which had been in that position for less than six months. At December 31, 2010, the $33,757 thousand of gross unrealized losses of twelve months or more were concentrated in asset-backed securities, commercial mortgage-backed securities, and in the energy, manufacturing and service sectors of the Company’s corporate securities. At December 31, 2009, the $55,608 thousand of gross unrealized losses of twelve months or more were concentrated in asset backed securities, and in the public utilities, services and transportation sectors of the Company’s corporate securities. In accordance with its policy described in Note 2, the Company concluded that an adjustment to earnings for other-than-temporary impairments for these securities was not warranted at December 31, 2010 or 2009. The conclusions are based on a detailed analysis of the underlying credit and cash flows on each security. The gross unrealized losses are primarily attributable to credit spread widening and increased liquidity discounts. At December 31, 2010, the Company does not intend to sell the securities and it is not more likely than not that the Company will be required to sell the securities before the anticipated recovery of its remaining amortized cost basis.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Duration of Gross Unrealized Loss Positions for Equity Securities

The following table shows the fair value and gross unrealized losses aggregated by length of time that individual equity securities have been in a continuous unrealized loss position, at December 31:

	2010
	Less than twelve months		Twelve months or more		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
			(in thousands)
Equity securities, available for sale	$2,341	$2,322	$—	$—	$2,341	$2,322

	2009
	Less than twelve months		Twelve months or more		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
			(in thousands)
Equity securities, available for sale	$756	$41	$11,625	$1,964	$12,381	$2,005

At December 31, 2010, $2,322 thousand of the gross unrealized losses represented declines of greater than 20%. At December 31, 2009, zero of the gross unrealized losses represented declines of greater than 20%. Perpetual preferred securities have characteristics of both debt and equity securities. Since an impairment model similar to fixed maturity securities is applied to these securities, an other-than-temporary impairment may not have been recognized on certain perpetual preferred securities that have been in a continuous unrealized position for twelve months or more as of December 31, 2010. In accordance with its policy described in Note 2, the Company concluded that an adjustment for other-than-temporary impairments for these securities was not warranted at December 31, 2010 or 2009.

Securities Pledged, Restricted Assets and Special Deposits

The Company pledges as collateral investment securities it owns to unaffiliated parties through certain transactions, including securities lending, securities sold under agreements to repurchase and collateralized borrowings. At December 31, the carrying value of investments pledged to third parties as reported in the Consolidated Statements of Financial Position included the following:

	2010	2009
	(in thousands)
Fixed maturities available for sale	$8,315	$23,845
Trading account assets supporting insurance liabilities	275,913	388,395

Total securities pledged	$284,228	$412,240

The carrying amount of the associated liabilities supported by the pledged collateral was $289,025 thousand and $429,035 thousand at December 31, 2010 and 2009, respectively. These amounts were included in “Cash collateral for loaned securities.”

Assets of $6,810 thousand and $6,724 thousand at December 31, 2010 and 2009, respectively, were on deposit with governmental authorities or trustees. Securities restricted as to sale amounted to $10,251 thousand and $10,251 thousand at December 31, 2010 and 2009, respectively. This amount represents member stock associated with membership in the Federal Home Loan Bank of Boston (“FHLBB”). The Company pledges securities to the FHLBB; the carrying amount was $4,289 thousand and $5,859 thousand at December 31, 2010 and 2009, respectively.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Variable Interest Entities

In the normal course of its activities, the Company enters into relationships with various special purpose entities and other entities that are deemed to be variable interest entities (“VIEs”). A VIE is an entity that either (1) has equity investors that lack certain essential characteristics of a controlling financial interest (including the ability to control the entity, the obligation to absorb the entity’s expected losses and the right to receive the entity’s expected residual returns) or (2) lacks sufficient equity to finance its own activities without financial support provided by other entities, which in turn would be expected to absorb at least some of the expected losses of the VIE. If the Company determines that it stands to absorb a majority of the VIE’s expected losses or to receive a majority of the VIE’s expected residual returns, the Company would be deemed to be the VIE’s “primary beneficiary” and would be required to consolidate the VIE.

In addition, in the normal course of its activities, the Company will invest in structured investments including VIEs. These structured investments typically invest in fixed income investments and are managed by third parties and include asset-backed securities, commercial mortgage-backed securities and residential mortgage-backed securities. The Company’s maximum exposure to loss on these structured investments, both VIEs and non-VIEs, is limited to the amount of its investment. The Company has not provided material financial or other support that was not contractually required to these structures.

The Company consolidates a VIE that was formed in July 2009 to facilitate a transaction in which the Company was compensated for effectively defeasing credit insurance protection related to certain asset-backed securities held by the Company. These asset-backed securities had a market value of $9,183 thousand and $7,090 thousand and unpaid principal amount of $15,834 thousand and $19,853 thousand at December 31, 2010 and 2009, respectively, and are the sole assets of the VIE. In addition, the VIE contains a liability related to a swap with a market value of $6,016 thousand and $1,957 thousand at December 31, 2010 and 2009, respectively. The creditors to the VIE (including the swap counterparty) do not have recourse to the company in excess of the assets in the VIE. The total assets of the VIE at December 31, 2010 and 2009 are $3,242 thousand and $5,227 thousand, respectively.

6.	DEFERRED POLICY ACQUISITION COSTS

The balances of and changes in deferred policy acquisition costs as of and for the years ended December 31, which are included in “Other assets”, are as follows:

	2010	2009	2008
	(in thousands)
Balance, beginning of year	$131,675	$120,906	$92,008
Capitalization of commissions, sales and other acquisition expenses	25,515	22,388	31,694
Amortization, net of interest	(8,647)	(11,619)	(2,796)

Balance, end of year	$148,543	$131,675	$120,906

7.	VALUATION OF BUSINESS ACQUIRED, GOODWILL AND OTHER INTANGIBLES

Valuation of Business Acquired

The balance of and changes in VOBA as of and for the year ended December 31, are as follows:

	2010	2009	2008
	(in thousands)
Balance, beginning of year	$284,663	$296,404	$272,229
Amortization (1)	(24,845)	(28,981)	7,781
Interest (2)	17,603	17,240	16,394

Balance, end of year	$277,421	$284,663	$296,404

(1)	The weighted average remaining expected life for VOBA amortization is approximately 17 years.
(2)	The interest accrual rate was 7.0%

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

The following table provides estimated future amortization, net of interest, for the periods indicated.

VOBA Amortization
(in thousands)
2011	$3,710
2012	1,922
2013	1,301
2014	798
2015	664
2016 and thereafter	269,026

Total	$277,421

Goodwill

Goodwill is the excess of the cost of an acquired entity over the net amounts assigned to assets acquired and liabilities assumed and was the result of the acquisition of CIGNA’s retirement business. For tax purposes, the transaction was accounted for as a purchase of assets and did not result in the recognition of any nondeductible assets.

As discussed in further detail in Note 2, the Company tests goodwill for impairment annually as of December 31 and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. There were no impairments recorded in 2010, 2009 or 2008.

Other Intangibles

Other intangible assets, included in “Other assets”, at December 31 consist of:

	2010			2009
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in thousands)
Associated with UBOC acquisition	$100,400	$(6,819)	$93,581	$100,400	$(3,070)	$97,330

Beginning in 2008, customer contract-related intangibles associated with the acquisition of a portion of UBOC’s retirement business were being amortized over 17 years. In 2009, the Company updated its persistency and profit assumptions of the UBOC retirement business, and the intangible amortization period was increased to 25 years. Amortization expense for the other intangibles currently owned by the Company is expected to be as follows:

Total Other Intangible Amortization
(in thousands)
2011	$4,536
2012	5,024
2013	5,262
2014	5,307
2015	5,296
2016 and thereafter	68,156

Total	$93,581

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

8.	POLICYHOLDERS’ LIABILITIES

Future Policy Benefits

Future policy benefits at December 31 are as follows:

	2010	2009
	(in thousands)
Group and individual annuities	$1,210,182	$1,304,157
Other contract liabilities	(14,512)	(13,258)

Total future policy benefits	$1,195,670	$1,290,899

Future policy benefits for group and individual annuities are generally equal to the aggregate of (1) the present value of expected future payments, and (2) any premium deficiency reserves. Premium deficiency reserves are established, if necessary, when the liability for future policy benefits is determined to be insufficient to provide for expected future policy benefits and maintenance expenses. No premium deficiency reserves have been recorded. Assumptions as to mortality are based on the Company’s experience, and in certain instances, industry experience, when the basis of the reserve is established. The interest rates used in the determination of the present values range from 3.13% to 10.00%; less than 1% of the reserves are based on an interest rate in excess of 8.00%.

The future policy benefits for other contract liabilities represent liabilities which are associated with the guaranteed withdrawal benefit of one of the Company’s products, and are considered to be bifurcated embedded derivatives recorded at fair value. The Company issues the product as variable annuity contracts with a guaranteed withdrawal feature through select separate account funds. The withdrawal feature guarantees that participants can withdraw amounts based on their protected value. The protected value under the contract is the greater of: (1) the account value on the business day prior to locking in the benefit; (2) the highest contract value on a specified date minus any withdrawals; or (3) the total deposits made to the contract less any partial withdrawals compounded at a fixed percentage (which can be zero for certain participants). Changes in the fair value of these embedded derivatives, along with any fees attributed or payments made relating to the embedded derivative, are recorded in “Realized investment gains (losses), net.” The interest rates used in the determination of present values range from 0.77% to 5.81%; less than 1% of the reserves are based on an interest rate in excess of 8.00%. The fair value of the embedded derivative resulted in a negative liability or asset at December 31, 2010 and 2009. As disclosed in Note 2, the Company entered into a transaction with an affiliated company which is accounted for as a derivative in “Other assets” effectively offsetting the future policy benefit reserves at December 31, 2010 and 2009. See Note 12 for additional information.

Policyholders’ Account Balances

Policyholders’ account balances at December 31 are as follows:

	2010	2009
	(in thousands)
Group annuities	$20,283,286	$18,807,700
Guaranteed investment contracts and guaranteed interest accounts	90,069	92,462

Policyholders’ account balances	$20,373,355	$18,900,162

Policyholders’ account balances represent an accumulation of account deposits plus allocated interest less withdrawals, expenses and mortality charges, if applicable. Additional liabilities are held if the contractual fund balance exceeds the experience accumulation and, if applicable, present value reserves based on guaranteed benefits based on contractual or company assumptions. The interest rates used in the determination of the policyholders’ account balances range from 2.00% to 9.06%; less than 1% of policyholders’ account balances have allocated interest rates in excess of 8.00%.

9.	REINSURANCE

The Company’s primary use of reinsurance relates to the assumption reinsurance used in the acquisition of CIGNA’s retirement business. There are a series of reinsurance agreements, which were utilized to effect the transfer of the retirement business to the

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Company in 2004. The reinsurance agreements between the Company and CIGNA included coinsurance-with-assumption, modified-coinsurance-with-assumption, indemnity coinsurance, and modified-coinsurance-without assumption.

The Company entered into an automatic coinsurance agreement with an affiliate as part of its risk management and capital management strategies. Effective June 16, 2008, the Company entered into this agreement with Pruco Reinsurance Limited (“Pruco Re”), providing for 100% reinsurance of the Company’s guaranteed withdrawal benefit associated with one of the Company’s products. See Note 12 for additional information.

Reinsurance amounts included in the Consolidated Statements of Operations for premiums and policyholders’ benefits for the years ended December 31, were as follows:

	2010	2009	2008
	(in thousands)
Direct premiums	$—	$—	$28,318
Reinsurance assumed	133	730	743
Reinsurance ceded	—	—	40

Premiums	$133	$730	$29,101

Direct policy charges and fees	$127,039	$122,043	$118,228
Reinsurance assumed	2	11	10
Reinsurance ceded	—	—	—

Policy charges and fees	$127,041	$122,054	$118,238

Direct policyholders’ benefits	$2,281	$2,091	$28,297
Reinsurance assumed	62,293	65,889	69,974
Reinsurance ceded	142	(140)	(38)

Policyholders’ benefits	$64,716	$67,840	$98,233

10.	INCOME TAXES

The components of income tax expense (benefit) for the years ended December 31, were as follows:

	2010	2009	2008
	(in thousands)
Current tax expense (benefit)
U.S.	$(46,233)	$—	$—
State and local	—	—	—
Foreign	174	340	359

Total	(46,059)	340	359

Deferred tax expense (benefit)
U.S.	49,620	173,420	(139,938)
State and local	(1,801)	8,142	(5,678)

Total	47,819	181,562	(145,616)

Income tax expense (benefit) on continuing operations	$1,760	$181,902	$(145,257)

Income tax expense on discontinued operations	581	267	—
Income tax expense (benefit) reported in stockholder’s equity related to:
Other comprehensive gain (loss)	32,084	90,915	(96,514)
Cumulative effect of changes in accounting principles	—	13,583	—

Total income tax expense (benefit)	$34,425	$286,667	$(241,771)

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

The Company’s actual income tax expense for the years ended December 31, differs from the expected amount computed by applying the statutory federal income tax rate of 35% to income from continuing operations before income taxes for the following reasons:

	2010	2009	2008
	(in thousands)
Expected federal income tax expense (benefit)	$39,373	$216,366	$(123,333)
Non-taxable investment income	(30,202)	(33,193)	(11,747)
State and local taxes	(1,171)	5,292	(3,691)
Foreign tax credit	(6,560)	(7,081)	(8,283)
Other	320	518	1,797

Total income tax expense (benefit)	$1,760	$181,902	$(145,257)

Deferred tax assets and liabilities at December 31, resulted from the items listed in the following table:

	2010	2009
	(in thousands)
Deferred tax assets
Insurance reserves	$331,826	$135,797
Net operating and capital loss carryforwards	—	36,323
Foreign tax credits	—	54,170
Investments	—	14,807

Deferred tax assets	331,826	241,097

Deferred tax liabilities
Investments	147,004	—
Net unrealized investment gains	36,543	4,541
Deferred policy acquisition costs and other intangibles	153,676	159,685
Other deferred tax liabilities	6,921	10,753

Deferred tax liabilities	344,144	174,979

Net deferred tax asset	$(12,318)	$66,118

The application of U.S. GAAP requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance if necessary to reduce the deferred tax asset to an amount that is more likely than not expected to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance the Company considers many factors, including: (1) the nature of the deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) in which tax jurisdictions they were generated and the timing of their reversal; (4) taxable income in prior carryback years as well as projected taxable earnings exclusive of reversing temporary differences and carryforwards; (5) the length of time that carryovers can be utilized in the various taxing jurisdictions; (6) any unique tax rules that would impact the utilization of the deferred tax assets; and (7) any tax planning strategies that the Company would employ to avoid a tax benefit from expiring unused. Although realization is not assured, management believes it is more likely than not that the deferred tax assets, net of valuation allowances, will be realized.

The Company believes that based on its historical pattern of taxable income, the Company will produce sufficient income in the future to realize its deferred tax assets. The addition of a valuation allowance will be made if there is a change in management’s assessment of the amount of the deferred tax asset that is realizable. At December 31, 2010 and 2009, respectively, the Company had federal net operating and capital loss carryforwards of $0 and $102 million. At December 31, 2010 and 2009, the Company had no state operating and capital loss carryforwards for tax purposes.

On January 1, 2007, the Company adopted revised authoritative guidance on accounting for uncertainty in income taxes. This guidance prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. Adoption of this guidance resulted

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

in no change to the Company’s income tax liability and to retained earnings as of January 1, 2007. The Company had no unrecognized tax benefits as of the date of adoption of this guidance and as of December 31, 2010 and December 31, 2009.

The Company classifies all interest and penalties related to tax uncertainties as income tax expense. In 2010 and 2009, the Company recognized nothing in the consolidated statement of operations and recognized no liabilities in the consolidated statement of financial position for tax-related interest and penalties.

The Company is currently not under audit by the Internal Revenue Service or any State and Local Jurisdictions.

The dividends received deduction (“DRD”) reduces the amount of dividend income subject to U.S. tax and is the primary component of the non-taxable investment income shown in the table above, and, as such, is a significant component of the difference between the Company’s effective tax rate and the federal statutory tax rate of 35%. The DRD for the current period was estimated using information from 2009, current year results, and was adjusted to take into account the current year’s equity market performance. The actual current year DRD can vary from the estimate based on factors such as, but not limited to, changes in the amount of dividends received that are eligible for the DRD, changes in the amount of distributions received from mutual fund investments, changes in the account balances of variable life and annuity contracts, and the Company’s taxable income before the DRD.

In August 2007, the IRS released Revenue Ruling 2007-54, which included, among other items, guidance on the methodology to be followed in calculating the DRD related to variable life insurance and annuity contracts. In September 2007, the IRS released Revenue Ruling 2007-61. Revenue Ruling 2007-61 suspended Revenue Ruling 2007-54 and informed taxpayers that the U.S. Treasury Department and the IRS intend to address through new regulations the issues considered in Revenue Ruling 2007-54, including the methodology to be followed in determining the DRD related to variable life insurance and annuity contracts. On February 14, 2011, the Obama Administration released the “General Explanations of the Administration’s Revenue Proposals.” Although the Administration has not released proposed statutory language, one proposal would change the method used to determine the amount of the DRD. A change in the DRD, including the possible retroactive or prospective elimination of this deduction through regulation or legislation, could increase actual tax expense and reduce the Company’s consolidated net income. These activities had no impact on the Company’s 2008, 2009 or 2010 results.

In January 2007, the IRS began an examination of tax years 2004 through 2006. For tax years 2007 through 2010, the Company is participating in the IRS’s Compliance Assurance Program (“CAP”). Under CAP, the IRS assigns an examination team to review completed transactions contemporaneously during these tax years in order to reach agreement with the Company on how they should be reported in the tax returns. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax returns are filed. It is management’s expectation this program will shorten the time period between the filing of the Company’s federal income tax returns and the IRS’s completion of its examination of the returns.

11.	STOCKHOLDER’S EQUITY

Dividend and Return of Capital Restrictions

Without prior approval of its domiciliary commissioner, dividends to the shareholder are limited by the laws of the Company’s state of domicile, Connecticut. The State of Connecticut restricts dividend payments to the greater of 10% of the Company’s statutory surplus as of the preceding December 31 (surplus of $1,278,837 thousand as of December 31, 2010) or its statutory net gain from operations after federal income taxes for the twelve month period ending on the preceding December 31 ($270,485 thousand as of December 31, 2010), limited by the Company’s earned surplus as of the preceding December 31. Earned surplus is calculated as unassigned surplus ($435,402 thousand as of December 31, 2010) less 25% of cumulative unrealized capital gains as of the preceding December 31 (cumulative unrealized capital gains of $116,272 thousand as of December 31, 2010). Based on the December 31, 2010 calculation, there is capacity to pay $270,485 thousand in dividend without prior approval in 2011. The Company paid dividends of $175,000 thousand, $100,000 thousand and $40,000 thousand to its Parent during the years ended December 31, 2010, 2009 and 2008, respectively.

Statutory Net Income and Surplus

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Connecticut Insurance Department. Statutory accounting practices primarily differ from U.S. GAAP by charging

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Statutory net income (loss) of the Company amounted to $277,267 thousand, $107,045 thousand and $(12,474) thousand for the years ended December 31, 2010, 2009 and 2008, respectively. Statutory capital and surplus of the Company amounted to $1,278,837 thousand and $1,166,402 thousand at December 31, 2010 and 2009, respectively.

12.	RELATED PARTY TRANSACTIONS

Service Agreements – Services Received

The Company has a service agreement with Prudential Insurance, approved July 30, 2004 by the State of Connecticut Department of Insurance (“CT DOI”) under which Prudential Insurance provides general and administrative services to the Company. The related charges to the Company were $378,174 thousand, $391,689 thousand and $373,507 thousand for the years ended December 31, 2010, 2009 and 2008, respectively, and are recorded as part of “Other general and administrative expenses.” As of December 31, 2010 and 2009 the outstanding balances due to Prudential Insurance were $74,151 thousand and $69,827 thousand, respectively.

Under a separate agreement approved August 6, 2004 by the CT DOI, the Company receives cash management services from Prudential Insurance. The related charges to the Company were $567 thousand, $671 thousand and $780 thousand for the years ended December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010 and 2009 the outstanding balances due to Prudential Insurance were $47 thousand and $56 thousand, respectively.

The Company has an investment management agreement with Prudential Investment Management, Inc. (“PIM”) approved August 6, 2004 by the CT DOI. PIM provides investment management services to the Company for general and separate account assets. The related charges to the Company were $48,308 thousand, $45,428 thousand and $46,248 thousand for the years ended December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010 and 2009 the outstanding balances due to PIM were $3,164 thousand and $5,158 thousand, respectively.

In its ordinary course of business, the Company enters into over-the-counter (“OTC”) derivative contracts with an affiliate, Prudential Global Funding, LLC. For these OTC derivative contracts, Prudential Global Funding, LLC has a substantially equal and offsetting position with an external counterparty. Related party net derivative assets were $139,909 thousand and $149,879 thousand at December 31, 2010 and 2009, respectively. Related party net derivative liabilities were zero at December 31, 2010 and 2009.

The Company’s related party payables and receivables are generally settled monthly.

Stock Based Compensation and Employee Benefit Plans

General and administrative expenses also include allocations of stock compensation expenses related to a stock option program issued by Prudential Financial. The expense charged to the Company for the stock option program was $1,020 thousand, $1,089 thousand and $960 thousand for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company receives a charge to cover its share of employee benefits expenses. These expenses include costs for funded and non-funded contributory and non-contributory defined benefit pension plans. Some of these benefits are based on final average earnings and length of service while others are based on an account balance, which takes into consideration age, service and earnings during career. The Company’s share of net expense for the pension plans was $9,067 thousand, $8,791 thousand and $9,207 thousand in 2010, 2009 and 2008, respectively.

Prudential Insurance sponsors voluntary savings plans for employees (401(k) plans). The plans provide for salary reduction contributions by employees and matching contributions by the Company of up to 4% of annual salary. The expense charged the Company for the matching contribution to the plans was $4,060 thousand, $4,283 thousand and $3,901 thousand in 2010, 2009 and 2008, respectively.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Prudential Bank and Trust

Prudential Bank & Trust provides services as the trustee for assets held under trust agreements. The related charges to the Company were $4,624 thousand, $4,011 thousand and $4,070 thousand for the years ended December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010 and 2009 the outstanding balances due to Prudential Bank & Trust were $395 thousand and $358 thousand, respectively.

Prudential Investment Management Services Inc.

The Company has a service agreement with Prudential Investment Management Services Inc. (“PIMS”), approved in 2009, under which the Company charges PIMS fees related to mutual fund products sold through PIMS. The related revenues were $17,110 thousand and $13,863 thousand for the years ended December 31, 2010 and 2009, respectively. As of December 31, 2010 and 2009, respectively, the outstanding balance receivable from PIMS was $2,543 thousand and $1,189 thousand.

Global Portfolio Strategies Inc.

The Company has a service agreement with Global Portfolio Strategies Inc. (“GPS”), approved in 2009, under which the Company is reimbursed for general and administrative expenses incurred on behalf of GPS. The total charges were $1,730 thousand and $600 thousand for the years ended December 31, 2010 and 2009, respectively. GPS had an outstanding balance of $46 thousand and $600 thousand with the Company at December 31, 2010 and 2009, respectively.

Line of Credit

The Company has a line of credit from Prudential Funding, LLC dated April 1, 2004 under which the Company may borrow up to $1 billion to finance working capital needs. The interest rate is based on Prudential Funding, LLC’s cost of funds, plus expenses, at the time of the borrowing.

The outstanding balance was zero at both December 31, 2010 and 2009. The total interest payable was zero for both the years ended December 31, 2010 and 2009.

Interest expense related to borrowings under this line of credit was zero, zero and $5,776 thousand for the years ended December 31, 2010, 2009 and 2008, respectively, and reflects a weighted average yield of 2.84% for the year ended December 31, 2008.

Note Receivable from Affiliate

On October 24, 2005, the Company loaned $25,000 thousand to an affiliate. This loan had an interest rate of 5.04% and a maturity date of October 24, 2010. The total interest receivable was zero and $56 thousand at December 31, 2010 and 2009, respectively. The total interest earned by the Company was $1,026 thousand, $1,260 thousand and $1,260 thousand for the years ended December 31, 2010, 2009 and 2008, respectively. In October 2010, the note receivable and interest receivable were fully repaid by the affiliate.

Leases

The Company occupies leased office space in many locations under various long-term leases entered into by its Parent. Occupancy expenses allocated to the Company by its Parent were $12,186 thousand, $13,081 thousand and $12,834 thousand for the years ended December 31, 2010, 2009 and 2008, respectively.

Separate Account Assets and Liabilities

Included in the Company’s Separate Account Asset and Liability balances are funds of the Company’s Parent of $82,092 thousand and $64,309 thousand as of December 31, 2010 and 2009, respectively.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Edison Place Senior Note LLC

In November 2007, Prudential Insurance formed Edison Place Senior Note LLC (“Edison Place”), a wholly-owned joint venture subsidiary, of Prudential Insurance. The purpose of Edison Place is to hold a portfolio of private placement investments, managed by Maranon Capital L.P. (“Maranon”). In April 2008, the Company, along with other affiliates, purchased an investment in Edison Place; the Company’s portion was $1,540 thousand, which represents a 12.03% interest in Edison Place. In 2011, the Company can fund purchases of additional investments in Edison Place of $16,496 thousand. See Note 16 for additional information on commitments.

The Company records in its consolidated financial statements, its share of Edison Place’s earnings, on a quarterly basis. The Company’s investment in Edison Place is $22,425 thousand and $11,532 thousand at December 31, 2010 and 2009, respectively. This amount is a component of Other long-term investments. The Company recorded an affiliated net gain (loss) in “Realized investment gains (losses), net” in the Consolidated Statement of Operations of $1,003 thousand, $494 thousand and $(740) thousand for the years ended December 31, 2010 and 2009 and 2008, respectively. The results of the Edison Place joint venture are consolidated in the consolidated financial statements of Prudential Insurance.

Pruco Reinsurance Limited

As discussed in Notes 2 and 8, during 2008 the Company entered into an automatic coinsurance reinsurance agreement with an affiliate as part of its risk and capital management strategies. Effective June 16, 2008, the Company entered into this agreement with Pruco Reinsurance Limited (“Pruco Re”), providing for 100% reinsurance of the Company’s guaranteed withdrawal benefit associated with one of the Company’s products. Fees ceded on this agreement, included in “Realized investment gains (losses), net” on the consolidated financial statements, were $2,466 thousand, $1,545 thousand and $672 thousand as of December 31, 2010, 2009 and 2008, respectively. Also, the Company received an expense allowance of $30 thousand, $19 thousand and $8 thousand from Pruco Re in 2010, 2009 and 2008, respectively. As of December 31, 2010 and 2009, the outstanding balances due from the Company were $257 thousand and $ 172 thousand, respectively.

The derivative associated with this agreement was a liability of $14,512 thousand as of December 31, 2010 and a liability of $13,258 thousand as of December 31, 2009. The change in the fair value of the derivative was a loss of $1,254 thousand for the year ended December 31, 2010, a loss of $55,969 thousand for the year ended December 31, 2009 and a gain of $42,711 thousand for the year ended December 31, 2008.

Prudential International Insurance Service Company

In the first quarter of 2010, the Company purchased $153,935 thousand of trading account assets from Prudential International Insurance Service Company (“PIISC”). These investments were used to support the Company’s policyholder account balances, as part of its investment program. At December 31, 2010, there is no outstanding payable due from the Company to PIISC.

Prudential Insurance

In December 2010, the Company sold tax credits of $800 thousand to Prudential Insurance. The outstanding balance due to the Company was $800 thousand at December 31, 2010. This amount is expected to be settled in the fourth quarter of 2011.

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Measurement – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value established a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 – Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following characteristics for the measured asset/liability: (i) many transactions, (ii) current

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

prices, (iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available. The Company’s Level 1 assets and liabilities primarily include certain cash equivalents and short term investments, equity securities and derivative contracts that are traded in an active exchange market. Prices are obtained from readily available sources for market transactions involving identical assets or liabilities.

Level 2 – Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities and other market observable inputs. The Company’s Level 2 assets and liabilities include: fixed maturities (corporate public and private bonds, most government securities, certain asset-backed and mortgage-backed securities, etc.), certain equity securities, certain cash equivalents (primarily commercial paper), and certain over-the-counter derivatives. Valuations are generally obtained from third party pricing services for identical or comparable assets or liabilities or through the use of valuation methodologies using observable market inputs. Prices from services are validated through comparison to trade data and internal estimates of current fair value, generally developed using market observable inputs and economic indicators.

Level 3 – Fair value is based on at least one or more significant unobservable inputs for the asset or liability. These inputs reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability. The Company’s Level 3 assets and liabilities primarily include: certain asset-backed securities collateralized by sub-prime mortgages as discussed below, certain private fixed maturities and equity securities, certain manually priced public equity securities and fixed maturities, certain highly structured over-the-counter derivative contracts, and embedded derivatives resulting from certain products with guaranteed benefits. Prices are determined using valuation methodologies such as option pricing models, discounted cash flow models and other similar techniques. Non-binding broker quotes, which are utilized when pricing service information is not available, are reviewed for reasonableness based on the Company’s understanding of the market, and are generally considered Level 3. Under certain conditions, based on its observations of transactions in active markets, the Company may conclude the prices received from independent third party pricing services or brokers are not reasonable or reflective of market activity. In those instances, the Company may choose to over-ride the third-party pricing information or quotes received and apply internally developed values to the related assets or liabilities. To the extent the internally developed valuations are significant unobservable inputs, they are classified as Level 3. As of December 31, 2010 and 2009, these over-rides on a net basis were not material.

Inactive Markets—During 2009 and continuing through the first quarter of 2010, the Company observed that the volume and level of activity in the market for asset-backed securities collateralized by sub-prime mortgages remained at historically low levels. This stood in particular contrast to the markets for other structured products with similar cash flow and credit profiles. The Company also observed significant implied relative liquidity risk premiums, yields, and weighting of “worst case” cash flows for asset-backed securities collateralized by sub-prime mortgages in comparison with its own estimates for such securities. In contrast, the liquidity of other spread-based asset classes, such as corporate bonds, high yield and consumer asset-backed securities, such as those collateralized by credit cards or autos, which were previously more correlated with sub-prime securities, improved beginning in the second quarter of 2009. Based on this information, the Company concluded as of June 30, 2009, and continuing through March 31, 2010 that the market for asset-backed securities collateralized by sub-prime mortgages was inactive and also determined the pricing quotes it received were based on limited market transactions, calling into question their representation of observable fair value. As a result, the Company considered both third-party pricing information and an internally developed price based on a discounted cash flow model in determining the fair value of certain of these securities as of June 30, 2009 through March 31, 2010. Based on the unobservable inputs used in the discounted cash flow model and the limited observable market activity, the Company classified these securities within Level 3 as of June 30, 2009 through March 31, 2010.

Beginning in the second quarter of 2010, the Company observed an increasingly active market, as evidence of orderly transactions in asset-backed securities collateralized by sub-prime mortgages became more apparent. Additionally, the valuation based on the pricing the Company received from independent pricing services was not materially different from its internal estimates of current market value for these securities. As a result, where third party pricing information based on observable inputs was used to fair value the security, and based on the assessment that the market has been becoming increasingly active, the Company reported fair values for these asset-backed securities collateralized by sub-prime mortgages in Level 2 since June 30, 2010. As of December 31, 2010, the fair value of these securities included in Level 2 were $4,835 thousand included in Fixed Maturities Available for Sale—Asset-Backed Securities and $208,383 thousand included in Trading Account Assets Supporting Insurance Liabilities—Asset-Backed Securities.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Assets and Liabilities by Hierarchy Level - The tables below present the balances of assets and liabilities measured at fair value on a recurring basis, as of December 31, 2010 and 2009, respectively:

	As of December 31, 2010
	Level 1	Level 2	Level 3	Total
	(in thousands)
Fixed maturities, available for sale:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$—	$35,193	$—	$35,193
Obligations of U.S. states and their political subdivisions	—	4,354	—	4,354
Foreign government bonds	—	34,944	—	34,944
Corporate securities	—	1,630,440	29,599	1,660,039
Asset-backed securities	—	53,711	88,738	142,449
Commercial mortgage-backed securities	—	368,074	357	368,431
Residential mortgage-backed securities	—	136,795	1,674	138,469

Sub-total	—	2,263,511	120,368	2,383,879
Trading account assets supporting insurance liabilities:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	—	178,267	—	178,267
Obligations of U.S. states and their political subdivisions	—	181,669	—	181,669
Foreign government bonds	—	100,802	—	100,802
Corporate securities	—	9,923,764	82,184	10,005,948
Asset-backed securities	—	804,090	225,984	1,030,074
Commercial mortgage-backed securities	—	2,401,973	4,936	2,406,909
Residential mortgage-backed securities	—	1,344,626	18,290	1,362,916
Equity securities	1,591	67,454	4,372	73,417
All other activity	606,284	90,779	—	697,063

Sub-total	607,875	15,093,424	335,766	16,037,065
Other trading account assets:
Asset-backed securities	—	3,135	—	3,135

Sub-total	—	3,135	—	3,135

Equity securities, available for sale	35	—	3,633	3,668
Other long-term investments	(2,892)	140,149	(6,017)	131,240
Short-term investments	50,961	177	—	51,138
Cash equivalents	18,482	6,867	—	25,349
Other assets	—	—	(14,512)	(14,512)

Sub-total excluding separate account assets	674,461	17,507,263	439,238	18,620,962
Separate account assets (1)	27,344,696	12,961,239	505,289	40,811,224

Total assets	$28,019,157	$30,468,502	$944,527	$59,432,186

Future policy benefits	$—	$—	$(14,512)	$(14,512)

Total liabilities	$—	$—	$(14,512)	$(14,512)

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

	As of December 31, 2009
	Level 1	Level 2	Level 3	Total
	(in thousands)
Fixed maturities, available for sale:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$—	$20,832	$—	$20,832
Obligations of U.S. states and their political subdivisions	—	437	—	437
Foreign government bonds	—	34,258	—	34,258
Corporate securities	—	1,653,462	25,450	1,678,912
Asset-backed securities	—	53,693	73,841	127,534
Commercial mortgage-backed securities	—	278,250	328	278,578
Residential mortgage-backed securities	—	159,859	1,935	161,794

Sub-total	—	2,200,791	101,554	2,302,345
Trading account assets supporting insurance liabilities:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	—	56,462	—	56,462
Obligations of U.S. states and their political subdivisions	—	30,889	—	30,889
Foreign government bonds	—	106,146	—	106,146
Corporate securities	—	9,334,223	83,352	9,417,575
Asset-backed securities	—	575,503	281,371	856,874
Commercial mortgage-backed securities	—	1,888,068	4,709	1,892,777
Residential mortgage-backed securities	—	1,411,864	20,126	1,431,990
Equity securities	—	118,042	3,238	121,280
All other activity	343,438	381,927	—	725,365

Sub-total	343,438	13,903,124	392,796	14,639,358
Other trading account assets:
Asset-backed securities	—	3,106	985	4,091

Sub-total	—	3,106	985	4,091
Equity securities, available for sale	—	11,958	6,803	18,761
Other long-term investments	(2,814)	150,136	(2,021)	145,301
Short-term investments	24,610	4,290	—	28,900
Cash equivalents	—	2,592	—	2,592
Other assets	—	—	(13,258)	(13,258)

Sub-total excluding separate account assets	365,234	16,275,997	486,859	17,128,090
Separate account assets (1)	21,337,201	15,516,133	261,093	37,114,427

Total assets	$21,702,435	$31,792,130	$747,952	$54,242,517

Future policy benefits	$—	$—	$(13,258)	$(13,258)

Total liabilities	$—	$—	$(13,258)	$(13,258)

(1)	Separate account assets represent segregated funds that arc invested for certain customers. Investment risks associated with market value changes arc borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company’s Consolidated Statement of Financial Position.

The methods and assumptions the Company uses to estimate fair value of assets and liabilities measured at fair value on a recurring basis are summarized below. Information regarding Separate Account Assets is excluded as the risk of assets for these categories is primarily borne by our customers and policyholders.

Fixed Maturity Securities – The fair values of the Company’s public fixed maturity securities are generally based on prices obtained from independent pricing services. Prices from pricing services are sourced from multiple vendors, and the vendor hierarchy is maintained by asset type based on historical pricing experience and vendor expertise. The Company generally

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

receives prices from multiple pricing services for each security, but ultimately uses the price from the pricing service highest in the vendor hierarchy based on the respective asset type. To validate reasonability, prices are reviewed by internal asset managers through comparison with directly observed recent market trades and internal estimates of current fair value, developed using market observable inputs and economic indicators. Consistent with the fair value hierarchy described above, securities with validated quotes from pricing services are generally reflected within Level 2, as they are primarily based on observable pricing for similar assets and/or other market observable inputs. If the pricing information received from third party pricing services is not reflective of market activity or other inputs observable in the market, the Company may challenge the price through a formal process with the pricing service. If the pricing service updates the price to be more consistent in comparison to the presented market observations, the security remains within Level 2.

If the Company ultimately concludes that pricing information received from the independent pricing service is not reflective of market activity, non-binding broker quotes are used, if available. If the Company concludes the values from both pricing services and brokers are not reflective of market activity, it may over-ride the information from the pricing service or broker with an internally developed valuation. As of December 31, 2010 and 2009, over-rides on a net basis were not material. Internally developed valuations or non-binding broker quotes are also used to determine fair value in circumstances where vendor pricing is not available. These estimates may use significant unobservable inputs, which reflect our own assumptions about the inputs market participants would use in pricing the asset. Circumstances where observable market data are not available may include events such as market illiquidity and credit events related to the security. Pricing service over-rides, internally developed valuations and non-binding broker quotes are generally included in Level 3 in our fair value hierarchy.

The fair value of private fixed maturities, which are primarily comprised of investments in private placement securities, originated by internal private asset managers, are primarily determined using a discounted cash flow model. In certain cases these models primarily use observable inputs with a discount rate based upon the average of spread surveys collected from private market intermediaries who are active in both primary and secondary transactions, taking into account, among other factors, the credit quality and industry sector of the issuer and the reduced liquidity associated with private placements. Generally, these securities have been reflected within Level 2. For certain private fixed maturities, the discounted cash flow model may also incorporate significant unobservable inputs, which reflect the Company’s own assumptions about the inputs market participants would use in pricing the asset. To the extent management determines that such unobservable inputs are not significant to the price of a security, a Level 2 classification is made. Otherwise, a Level 3 classification is used.

Private fixed maturities also include debt investments in funds that, in addition to a stated coupon, pay a return based upon the results of the underlying portfolios. The fair values of these securities are determined by reference to the funds’ net asset value (“NAV”). Since the NAV at which the funds trade can be observed by redemption and subscription transactions between third parties, the fair values of these investments have been reflected within Level 2 in the fair value hierarchy.

Trading Account Assets – consist principally of public bonds whose fair values are determined consistent with similar instruments described above under “Fixed Maturity Securities”.

Equity Securities – consist principally of investments in common and preferred stock of publicly traded companies, privately traded securities, as well as common stock mutual fund shares. The fair values of most publicly traded equity securities are based on quoted market prices in active markets for identical assets and are classified within Level 1 in the fair value hierarchy. Estimated fair values for most privately traded equity securities are determined using valuation and discounted cash flow models that require a substantial level of judgment. In determining the fair value of certain privately traded equity securities the discounted cash flow model may also use unobservable inputs, which reflect the Company’s assumptions about the inputs market participants would use in pricing the asset. Most privately traded equity securities are classified within Level 3. The fair values of common stock mutual fund shares that transact regularly (but do not trade in active markets because they are not publicly available) are based on transaction prices of identical fund shares and are classified within Level 2 in our fair value hierarchy. The fair values of preferred equity securities are based on prices obtained from independent pricing services and, in order to validate reasonability, are compared with directly observed recent market trades. Accordingly, these securities are generally classified within Level 2 in our fair value hierarchy.

Derivative Instruments - Derivatives are recorded at fair value within “Other long-term investments”, except for embedded derivatives which are recorded with the associated host contract. The fair values of derivative contracts are determined based on quoted prices in active exchanges or through the use of valuation models. The fair values of derivative contracts can be affected by changes in interest rates, foreign exchange rates, credit spreads, market volatility, expected returns, non-performance risk and

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

liquidity as well as other factors. Liquidity valuation adjustments are made to reflect the cost of exiting significant risk positions, and consider the bid-ask spread, maturity, complexity, and other specific attributes of the underlying derivative position. Fair values can also be affected by changes in estimates and assumptions including those related to counterparty behavior used in valuation models.

The Company’s exchange-traded futures consist of treasury futures. Exchange-traded futures are valued using quoted prices in active markets and are classified within Level 1 in our fair value hierarchy.

The majority of the Company’s derivative positions is traded in the over-the-counter (“OTC”) derivative market and is classified within Level 2 in the fair value hierarchy. OTC derivatives classified within Level 2 are valued using models generally accepted in the financial services industry that use actively quoted or observable market input values from external market data providers, third-party pricing vendors and/or recent trading activity. The fair values of most OTC derivatives, including interest rate and cross currency swaps, single name credit default swaps and to-be-announced or (“TBA”) forward contracts on highly rated mortgage-backed securities issued by U.S. government sponsored entities are determined using discounted cash flow models. These models’ key assumptions include the contractual terms of the respective contract, along with significant observable inputs, including interest rates, currency rates, credit spreads, equity prices, index dividend yields, non-performance risk and volatility.

To reflect the market’s perception of its non-performance risk, the Company incorporates an additional spread over London Interbank Offered Rate (“LIBOR”) into the discount rate used in determining the fair value of OTC derivative assets and liabilities which are uncollateralized. Most OTC derivative contracts inputs have bid and ask prices that are actively quoted or can be readily obtained from external market data providers. The Company’s policy is to use mid-market pricing in determining its best estimate of fair value and classify these derivative contracts as Level 2.

Derivatives classified as Level 3 include first-to-default credit basket swaps and other structured products. These derivatives are valued based upon models with some significant unobservable market inputs or inputs from less actively traded markets. The fair values of first-to-default credit basket swaps are derived from relevant observable inputs such as: individual credit default spreads, interest rates, recovery rates and unobservable model-specific input values such as correlation between different credits within the same basket. Level 3 methodologies are validated through periodic comparison of the Company’s fair values to broker-dealer values.

Cash Equivalents and Short-Term Investments – include money market instruments, commercial paper and other highly liquid debt instruments. Money market instruments are generally valued using unadjusted quoted prices in active markets that are accessible for identical assets and are primarily classified as Level 1. The remaining instruments in the Cash Equivalents and Short-term Investments category are typically not traded in active markets; however, their fair values are based on observable inputs and, accordingly, these investments have been classified within Level 2 in the fair value hierarchy.

Other Assets and Future Policy Benefits – consist of an affiliated agreement, which covers the reinsurance of the GMWB feature of one of the Company’s products. The fair values of the GMWB liabilities are calculated as the present value of future expected benefit payments to customers less the present value of assessed rider fees attributable to the embedded derivative feature. The expected cash flows are discounted using LIBOR interest rates, plus an adjustment to incorporate the market’s perception of non-performance risk. Since there is no observable active market for the transfer of these obligations, the valuations are calculated using internally developed models with option pricing techniques. The models calculate a risk neutral valuation and incorporate premiums for risks inherent in valuation techniques, inputs, and the general uncertainty around the timing and amount of future cash flows. Significant inputs to these models include capital market assumptions, such as interest rate and implied volatility assumptions, as well as various policyholder behavior assumptions that are actuarially determined, including lapse rates, benefit utilization rates, mortality rates and withdrawal rates. These assumptions are reviewed at least annually, and updated based upon historical experience and give consideration to any observable market data, including market transactions such as acquisitions and reinsurance transactions.

Transfers between Levels 1 and 2 — Periodically there are transfers between Level 1 and Level 2 for foreign common stocks held in the Company’s Separate Account. In certain periods, an adjustment may be made to the fair value of these assets beyond the quoted market price to reflect events that occurred between the close of foreign trading markets and the close of U.S. trading markets for that day. If an adjustment is made in the reporting period, these Separate Account assets are classified as Level 2. When an adjustment is not made, they are classified as Level 1. This type of adjustment was made at December 31, 2009, but not

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

at December 31, 2010. As a result, for the year ended December 31, 2010, $3.4 billion of transfers from Level 2 to Level 1 occurred for these Separate Account assets on a net basis.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Changes in Level 3 assets and liabilities - The following tables provide a summary of the changes in fair value of Level 3 assets and liabilities for the year ended December 31, 2010, as well as the portion of gains or losses included in income for the year ended December 31, 2010 attributable to unrealized gains or losses related to those assets and liabilities still held at December 31, 2010:

	Year Ended December 31, 2010
	Fixed Maturities Available For Sale - Corporate Securities	Fixed Maturities Available For Sale - Asset- Backed Securities	Fixed Maturities Available For Sale - Commercial Mortgage- Backed Securities	Fixed Maturities Available For Sale - Residential Mortgage- Backed Securities
	(in thousands)
Fair Value, beginning of period	$25,452	$73,840	$328	$1,934
Total gains or (losses) (realized/unrealized):
Included in earnings:
Realized investment gains (losses), net	191	(128)	—	—
Asset management fees and other income	—	—	—	—
Included in other comprehensive income (loss)	1,307	(1,096)	244	121
Net investment income	69	7,142	1	—
Purchases, sales, issuances and settlements	(15,334)	14,613	(72)	(381)
Transfers into Level 3 (1)	18,182	—	2,787	—
Transfers out of Level 3 (1)	(268)	(5,633)	(2,931)	—

Fair Value, end of period	$29,599	$88,738	$357	$1,674

Unrealized gains (losses) for the period relating to those Level 3 assets that were still held at the end of the period (2):
Included in earnings:
Realized investment gains (losses), net	$—	$(18)	$—	$—
Asset management fees and other income	$—	$—	$—	$—
Included in other comprehensive income (loss)	$919	$(1,090)	$244	$121

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

	Year Ended December 31, 2010
	Trading Account Asset Supporting Insurance Liabilities- Corporate Securities	Trading Account Asset Supporting Insurance Liabilities- Asset- Backed Securities	Trading Account Asset Supporting Insurance Liabilities- Commercial Mortgage- Backed Securities	Trading Account Asset Supporting Insurance Liabilities- Residential Mortgage- Backed Securities	Trading Account Asset Supporting Insurance Liabilities- Equity Securities
	(in thousands)
Fair Value, beginning of period	$83,352	$281,371	$4,709	$20,126	$3,238
Total gains or (losses) (realized/unrealized):
Included in earnings:
Realized investment gains (losses), net	—	—	—	—	—
Asset management fees and other income	(1,133)	1,305	2,941	637	2,057
Included in other comprehensive income (loss)	—	—	—	—	—
Net investment income	1,234	625	(1)	—	—
Purchases, sales, issuances and settlements	(36,008)	184,310	(1,110)	(2,473)	(923)
Transfers into Level 3 (1)	71,548	9,090	30,853	—	—
Transfers out of Level 3 (1)	(36,809)	(250,717)	(32,456)	—	—

Fair Value, end of period	$82,184	$225,984	$4,936	$18,290	$4,372

Unrealized gains (losses) for the period relating to those Level 3 assets that were still held at the end of the period (2):
Included in earnings:
Realized investment gains (losses), net	$—	$—	$—	$—	$—
Asset management fees and other income	$(3,288)	$998	$4,688	$637	$1,943
Included in other comprehensive income (loss)	$—	$—	$—	$—	$—

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

	Year Ended December 31, 2010
	Other Trading Account Assets- Asset- Backed Securities	Equity Securities Available for Sale	Other Long- Term Investments	Other Assets
	(in thousands)
Fair Value, beginning of period	$985	$6,803	$(2,021)	$(13,258)
Total gains or (losses) (realized/unrealized):
Included in earnings:
Realized investment gains (losses), net	—	223	(3,996)	(3,966)
Asset management fees and other income	15	—	—
Included in other comprehensive income (loss)	—	(2,986)	—	—
Net investment income	—	—	—	—
Purchases, sales, issuances and settlements	(1,000)	(407)	—	2,712
Transfers into Level 3 (1)	—	—	—	—
Transfers out of Level 3 (1)	—	—	—	—

Fair Value, end of period	$—	$3,633	$(6,017)	$(14,512)

Unrealized gains (losses) for the period relating to those Level 3 assets that were still held at the end of the period (2):
Included in earnings:
Realized investment gains (losses), net	$—	$—	$(4,612)	$(3,966)
Asset management fees and other income	$—	$—	$—	$—
Included in other comprehensive income (loss)	$—	$(2,985)	$—	$—

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

	Year Ended December 31, 2010
	Separate Account Assets(3)	Future Policy Benefits
	(in thousands)
Fair Value, beginning of period	$261,093	$13,258
Total gains or (losses) (realized/unrealized):
Included in earnings:
Realized investment gains (losses), net	—	3,966
Asset management fees and other income	—	—
Interest credited to policyholders’ account balances	36,410	—
Included in other comprehensive income (loss)	—	—
Net investment income	3,179	—
Purchases, sales, issuances and settlements	145,945	(2,712)
Transfers into Level 3 (1)	98,022	—
Transfers out of Level 3 (1)	(39,360)	—

Fair Value, end of period	$505,289	$14,512

Unrealized gains (losses) for the period relating to those Level 3 assets that were still held at the end of the period (2):
Included in earnings:
Realized investment gains (losses), net	$—	$3,966
Asset management fees and other income	$—	$—
Interest credited to policyholders’ account balances	$25,039	$—

(1)	Transfers into or out of Level 3 are generally reported as the value as of the beginning of the period in which the transfer occurs.
(2)	Unrealized gains or losses related to assets still held at the end of the period do not include amortization or accretion of premiums and discounts.
(3)	Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company’s Consolidated Statement of Financial Position.

Transfers—Transfers out of Level 3 for Fixed Maturities Available for Sale—Asset-Backed Securities and Trading Account Assets Supporting Insurance Liabilities—Asset-Backed Securities include $5,632 thousand and $221,860 thousand, respectively, for December 31, 2010 resulting from the Company’s conclusion that the market for asset-backed securities collateralized by sub-prime mortgages has been becoming increasingly active, as evidenced by orderly transactions. The pricing received from independent pricing services could be validated by the Company, as discussed in detail above. Other transfers out of Level 3 were typically due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company was able to validate. Transfers into Level 3 were primarily the result of unobservable inputs utilized within valuation methodologies and the use of broker quotes (that could not be validated) when previously, information from third party pricing services (that could be validated) was utilized.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

The following tables provide a summary of the changes in fair value of Level 3 assets and liabilities for the year ended December 31, 2009, as well as the portion of gains or losses included in income for the year ended December 31, 2009, attributable to unrealized gains or losses related to those assets and liabilities still held at December 31, 2009.

	Year Ended December 31, 2009
	Fixed Maturities Available For Sale - Corporate Securities	Fixed Maturities Available For Sale - Asset- Backed Securities		Fixed Maturities Available For Sale - Commercial Mortgage- Backed Securities	Fixed Maturities Available For Sale - Residential Mortgage- Backed Securities	Trading Account Asset Supporting Insurance Liabilities- Foreign Government Bonds
	(in thousands)
Fair Value, beginning of period	$7,688		$54,160	$462	$2,228	$—
Total gains or (losses) (realized/unrealized):
Included in earnings:
Realized investment gains (losses), net	(1,819)		(15,011)	—	(3)	—
Asset management fees and other income	—		—	—	—	(2)
Included in other comprehensive income (loss)	2,845		28,709	(66)	275	—
Net investment income	25		4,289	(2)	(2)	—
Purchases, sales, issuances and settlements	(4,885)		524	(66)	(564)	12,000
Transfers into Level 3 (1)	29,401		4,167	—	—	—
Transfers out of Level 3 (1)	(7,803)		(2,998)	—	—	(11,998)

Fair Value, end of period	$25,452		$73,840	$328	$1,934	$—

Unrealized gains (losses) for the period relating to those Level 3 assets that were still held at the end of the period (2):
Included in earnings:
Realized investment gains (losses), net	$(1,949)		$(14,711)	$—	$—	$—
Asset management fees and other income	$—	$		$—	$—	$(2)
Included in other comprehensive income (loss)	$2,151		$28,709	$(67)	$275	$—

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

	Year Ended December 31, 2009
	Trading Account Asset Supporting Insurance Liabilities- Corporate Securities	Trading Account Asset Supporting Insurance Liabilities- Asset- Backed Securities	Trading Account Asset Supporting Insurance Liabilities- Commercial Mortgage- Backed Securities	Trading Account Asset Supporting Insurance Liabilities- Residential Mortgage- Backed Securities	Trading Account Asset Supporting Insurance Liabilities- Equity Securities
	(in thousands)
Fair Value, beginning of period	$74,714	$34,975	$6,416	$28,424	$652
Total gains or (losses) (realized/unrealized):
Included in earnings:
Realized investment gains (losses), net	—	(3,233)	—	—	—
Asset management fees and other income	20,489	62,158	(646)	2,918	1,720
Included in other comprehensive income (loss)	—	—	—	—	—
Net investment income	1,585	(91)	(44)	(56)	—
Purchases, sales, issuances and settlements	(71,799)	(65,873)	(1,017)	(4,119)	866
Transfers into Level 3 (1)	229,114	266,655	—	2	—
Transfers out of Level 3 (1)	(170,751)	(13,220)	—	(7,043)	—

Fair Value, end of period	$83,352	$281,371	$4,709	$20,126	$3,238

Unrealized gains (losses) for the period relating to those Level 3 assets that were still held at the end of the period (2):
Included in earnings:
Realized investment gains (losses), net	$—	$—	$—	$—	$—
Asset management fees and other income	$16,416	$47,394	$(646)	$2,941	$1,720
Included in other comprehensive income (loss)	$—	$—	$—	$—	$—

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

	Year Ended December 31, 2009
	Other Trading Account Assets- Corporate Securities	Other Trading Account Assets- Asset- Backed Securities	Equity Securities Available for Sale	Other Long- Term Investments	Other Assets
	(in thousands)
Fair Value, beginning of period	$907	$—	$1,722	$(5,138)	$42,711
Total gains or (losses) (realized/unrealized):
Included in earnings:
Realized investment gains (losses), net	—	—	(250)	5,075	(57,724)
Asset management fees and other income	—	78	—	—	—
Included in other comprehensive income (loss)	—	—	4,626	—	—
Net investment income	—	—	—	—	—
Purchases, sales, issuances and settlements	(907)	907	705	—	1,755
Transfers into Level 3 (1)	—	—	—	(1,958)	—
Transfers out of Level 3 (1)	—	—	—	—	—

Fair Value, end of period	$—	$985	$6,803	$(2,021)	$(13,258)

Unrealized gains (losses) for the period relating to those Level 3 assets that were still held at the end of the period (2):
Included in earnings:
Realized investment gains (losses), net	$—	$—	$(250)	$5,076	$(55,617)
Asset management fees and other income	$—	$78	$—	$—	$—
Included in other comprehensive income (loss)	$—	$—	$4,626	$—	$—

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

	Year Ended December 31, 2009
	Separate Account Assets(3)	Future Policy Benefits
	(in thousands)
Fair Value, beginning of period	$342,397	$(42,711)
Total gains or (losses) (realized/unrealized):
Included in earnings:
Realized investment gains (losses), net	—	57,724
Asset management fees and other income	—	—
Interest credited to policyholders’ account balances	(24,408)	—
Included in other comprehensive income (loss)	—	—
Net investment income	2,867	—
Purchases, sales, issuances and settlements	(47,024)	(1,755)
Transfers into Level 3 (1)	25,216	—
Transfers out of Level 3 (1)	(37,955)	—

Fair Value, end of period	$261,093	$13,258

Unrealized gains (losses) for the period relating to those Level 3 assets that were still held at the end of the period (2):
Included in earnings:
Realized investment gains (losses), net	$—	$55,617
Asset management fees and other income	$—	$—
Interest credited to policyholders’ account balances	$(46,964)	$—

(1)	Transfers into or out of Level 3 are generally reported as the value as of the beginning of the period in which the transfer occurs.
(2)	Unrealized gains or losses related to assets still held at the end of the period do not include amortization or accretion of premiums and discounts.
(3)	Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company’s Consolidated Statement of Financial Position.

Transfers—Transfers into Level 3 for Trading Account Assets Supporting Insurance Liabilities – Asset-Backed securities include $187.5 million of transfers that occurred during the second quarter of 2009, resulting from the Company's conclusion that the market for asset-backed securities collateralized by sub-prime mortgages was an inactive market, as discussed in detail above. In addition to these sub-prime securities, transfers into Level 3 for Fixed Maturities Available for Sale – Asset-Backed securities as well as Fixed Maturities Available for Sale – Corporate securities included transfers resulting from the use of unobservable inputs within valuation methodologies and the use of broker quotes (that could not be validated) when previously, information from third party pricing services (that could be validated) or models with observable inputs were utilized. Partially offsetting these transfers into Level 3 were transfers out of Level 3 due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company was able to validate.

In addition to the sub-prime securities mentioned above, transfers into Level 3 for Trading Account Assets Supporting Insurance Liabilities - Asset-Backed securities as well as Trading Account Assets Supporting Insurance Liabilities - Corporate securities include transfers in due to the use of unobservable inputs within the valuation methodologies and broker quotes (that could not be validated), when previously information from third party pricing services (that could be validated) was utilized. The transfers out of Level 3 for Trading Account Assets Supporting Insurance Liabilities - Foreign Government, Trading Account Assets Supporting Insurance Liabilities – Corporate Securities, Trading Account Assets Supporting Insurance Liabilities – Asset-backed Securities, and Trading Account Assets Supporting Insurance Liabilities – Mortgage-backed Securities were due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the company was able to validate.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

The net amount of Separate Account Assets transferred out of Level 3 for the year ended December 31, 2009 was $12,739 thousand. This resulted from the use of vendor pricing information that the Company was able to validate that was previously unavailable. Partially offsetting the transfers out for this activity were transfers into Level 3 as a result of further review of valuation methodologies for certain assets that had been previously classified as Level 2.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

The following tables provide a summary of the changes in fair value of Level 3 assets and liabilities for the year ended December 31, 2008, as well as the portion of gains or losses included in income for the year ended December 31, 2008, attributable to unrealized gains or losses related to those assets and liabilities still held at December 31, 2008.

	Year Ended December 31, 2008
	Fixed Maturities, Available For Sale	Trading Account Assets Supporting Insurance Liabilities	Other Trading Account Assets	Equity Securities, Available for Sale	Other Long- Term Investments
	(in thousands)
Fair Value, beginning of period	$86,321	$291,211	$970	$6,249	$(1,052)
Total gains or (losses) (realized/unrealized):
Included in earnings:
Realized investment gains (losses), net	(26,574)	—	—	3,236	(4,086)
Asset management fees and other income	—	(39,124)	(63)	—	—
Included in other comprehensive income (loss)	(36,092)	—	—	(4,706)	—
Net investment income	3,112	(1,107)	—	—	—
Purchases, sales, issuances and settlements	(885)	(31,511)	—	(3,057)	—
Transfers into (out of) Level 3 (1)	38,657	(74,288)	—	—	—

Fair Value, end of period	$64,539	$145,181	$907	$1,722	$(5,138)

Unrealized gains (losses) for the period relating to those Level 3 assets that were still held at the end of the period (2):
Included in earnings:
Realized investment gains (losses), net	$(26,088)	$—	$—	$—	$(4,085)
Asset management fees and other income	$—	$(46,175)	$(63)	$—	$—
Included in other comprehensive income (loss)	$(35,265)	$—	$—	$(1,358)	$—

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

	Year ended December 31, 2008
	Other Assets	Separate Account Assets (3)	Future Policy Benefits
	(in thousands)
Fair Value, beginning of period	$—	$213,690	$(756)
Total gains or (losses) (realized/unrealized):
Included in earnings:
Realized investment gains (losses), net	42,148	—	(41,392)
Asset management fees and other income	—	—	—
Interest credited to policyholders’ account balances	—	(124,695)	—
Included in other comprehensive income (loss)	—	—	—
Net investment income	—	—	—
Purchases, sales, issuances and settlements	563	162,507	(563)
Transfers into (out of) Level 3 (1)	—	90,895	—

Fair Value, end of period	$42,711	$342,397	$(42,711)

Unrealized gains (losses) for the period relating to those Level 3 assets that were still held at the end of the period (2):
Included in earnings:
Realized investment gains (losses), net	$42,148	$—	$(42,392)
Asset management fees and other income	$—	$—	$—
Interest credited to policyholders’ account balances	$—	$(144,056)	$—

(1)	Transfers into or out of Level 3 are generally reported as the value as of the beginning of the period in which the transfer occurs.
(2)	Unrealized gains or losses related to assets still held at the end of the period do not include amortization or accretion of premiums and discounts.
(3)	Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company’s Consolidated Statement of Financial Position.

Transfers – Net transfers into Level 3 for Fixed Maturities, Available for Sale totaled $38,657 thousand during the year ended December 31, 2008. Transfers into Level 3 for these investments were primarily the result of unobservable inputs utilized within valuation methodologies and the use of broker quotes when previously information from third party pricing services was utilized. Partially offsetting these transfers into Level 3 were transfers out of Level 3 due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company was able to validate.

The net amount of transfers out of Level 3 for Trading Account Assets Supporting Insurance Liabilities of $74,288 thousand during the year ended December 31, 2008 is due primarily to the use of observable inputs in valuation methodologies as well as pricing service information for certain assets that the Company was able to validate. Partially offsetting these transfers out of Level 3 were transfers into Level 3 due to the use of unobservable inputs within the valuation methodologies and broker quotes, when previously information from third party pricing services was utilized.

The net amount of Separate Account Assets transferred into Level 3 for the year ended December 31, 2008 was $90,895 thousand. This was primarily the result of further review of valuation methodologies for certain assets that had been previously classified as Level 2.

Derivative Fair Value Information

The following tables present the balance of derivative assets and liabilities measured at fair value on a recurring basis, as of the date indicated, by primary underlying. These tables exclude embedded derivatives, as well as the derivative associated with the reinsurance contract, which are recorded with the associated host contract. The derivative assets and liabilities shown below are

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

included in “Other long-term investments” in the tables presented previously in this note, under the headings “Assets and Liabilities by Hierarchy Level” and “Changes in Level 3 Assets and Liabilities.”

	As of December 31, 2010
	Level 1	Level 2	Level 3	Netting (1)	Total
	(in thousands)
Derivative assets:
Interest Rate	$3,478	$268,621	$—	$—	$272,099
Currency	—	—	—	—	—
Credit	—	2,428	—	—	2,428
Currency/Interest Rate	—	13,829	—	—	13,829
Equity	—	115	—	—	115
Netting(1)	—	—	—	(157,231)	(157,231)

Total derivative assets	$3,478	$284,993	$—	$(157,231)	$131,240

Derivative liabilities:
Interest Rate	$6,370	$102,574	$6,017	$—	$114,961
Currency	—	134	—	—	134
Credit	—	12,143	—	—	12,143
Currency/Interest Rate	—	29,993	—	—	29,993
Equity	—	—	—	—	—
Netting(1)	—	—	—	(157,231)	(157,231)

Total derivative liabilities	$6,370	$144,844	$6,017	$(157,231)	$—

(1)	“Netting” amounts represent cash collateral and the impact of offsetting asset and liability positions held with the same counterparty.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Changes in Level 3 derivative assets and liabilities—The following table provides a summary of the changes in fair value of Level 3 derivative assets and liabilities for the twelve months ended December 31, 2010, as well as the portion of gains or losses included in income for the twelve months ended December 31, 2010, attributable to unrealized gains or losses related to those assets and liabilities still held at December 31, 2010.

	Year Ended December 31, 2010
	Derivative Assets- Credit	Derivative Liabilities - Interest Rate	Derivative Liabilities - Credit
	(in thousands)
Fair Value, beginning of period	$7	$(1,957)	$(71)
Total gains or (losses) (realized/unrealized):
Included in earnings:
Realized investment gains (losses), net	(7)	(4,060)	71
Asset management fees and other income	—	—	—
Purchases, sales, issuances and settlements	—	—	—
Transfers into Level 3 (1)	—	—	—
Transfers out of Level 3 (1)	—	—	—

Fair Value, end of period	$—	$(6,017)	$—

Unrealized gains (losses) for the period relating to those Level 3 assets that were still held at the end of the period:
Included in earnings:
Realized investment gains (losses), net	$—	$(4,612)	$—
Asset management fees and other income	$—	$—	$—

(1)	Transfers into or out of Level 3 are generally reported at the value as of the beginning of the quarter in which the transfer occurs.

Nonrecurring Fair Value Measurements - Certain assets and liabilities are measured at fair value on a nonrecurring basis. During the year ended December 31, 2010 and 2009, respectively, the Company recorded gains of $2 thousand and losses of $3,782 thousand on equity and cost method investments that had been written down to fair value. These fair value measurements were classified as Level 3 in the valuation hierarchy. The inputs used were primarily discounted estimated future cash flows and valuations provided by the general partners taken into consideration with deal and management fee expenses. The carrying value of these investments as of December 31, 2010 and 2009, respectively, was $1,612 thousand and $5,400 thousand.

Nonrecurring fair value reserve increases resulted in $2,925 thousand and $17,841 thousand of losses being recorded for the year ended December 31, 2010 and 2009, respectively, associated with commercial mortgage and other loans. The impairments were based on either discounted cash flows utilizing market rates or the fair value of the underlying real estate collateral and were classified as Level 3 in the hierarchy. The inputs utilized for these valuations are pricing indicators from the whole loan market, which the Company considers its principal market for these loans.

Fair Value of Financial Instruments – The Company is required by U.S. GAAP to disclose the fair value of certain financial instruments including those that are not carried at fair value. For the following financial instruments the carrying amount equals or approximates fair value: fixed maturities classified as available for sale, trading account assets supporting insurance liabilities, other trading account assets, equity securities, securities purchased under agreements to resell, short-term investments, cash and cash equivalents, accrued investment income, separate account assets, investment contracts included in separate account liabilities, securities sold under agreements to repurchase, cash collateral for loaned securities, and line of credit with affiliate, as well as certain items recorded within other assets and other liabilities such as broker-dealer related receivables and payables. See Note 14 for a discussion of derivative instruments.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

The following table discloses the Company’s financial instruments where the carrying amounts and fair values may differ:

	December 31, 2010		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Commercial mortgage and other loans	$4,273,915	$4,460,714	$4,594,349	$4,539,396
Notes receivable - affiliated	—	—	25,000	25,484
Policyholders’ account balances - investment contracts	$20,373,355	$20,460,038	$18,900,162	$18,860,760

The fair values presented above for those financial instruments where the carrying amounts and fair values may differ have been determined by using available market information and by applying market valuation methodologies, as described in more detail below, for those amounts that are material.

Commercial Mortgage and Other Loans

The fair value of commercial mortgage and other loans are primarily based upon the present value of the expected future cash flows discounted at the appropriate U.S. Treasury rate, adjusted for the current market spread for similar quality loans.

Investment Contracts – Policyholders’ Account Balances

Only the portion of policyholders’ account balances related to products that are investment contracts (those without significant mortality risk) are reflected in the table above. For guaranteed investment contracts, fair values are derived using discounted projected cash flows based on interest rates being offered for similar contracts with maturities consistent with those of the contracts being valued. For defined contribution and defined benefit contracts and certain other products, the fair value is the market value of the assets supporting the liabilities.

14.	DERIVATIVE INSTRUMENTS

Types of Derivative Instruments and Derivative Strategies

Interest rate swaps are used by the Company to manage interest rate exposures arising from mismatches between assets and liabilities (including duration mismatches) and to hedge against changes in the value of assets it anticipates acquiring and other anticipated transactions and commitments. Swaps may be attributed to specific assets or liabilities or may be used on a portfolio basis. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed upon notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty at each due date.

Exchange-traded futures and options are used by the Company to reduce risks from changes in interest rates, to alter mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, and to hedge against changes in the value of securities it owns or anticipates acquiring or selling. In exchange-traded futures transactions, the Company agrees to purchase or sell a specified number of contracts, the values of which are determined by the values of underlying referenced investments, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures and options with regulated futures commissions merchants who are members of a trading exchange.

Currency derivatives, including currency forwards and currency swaps, are used by the Company to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company either holds or intends to acquire or sell.

Under currency forwards, the Company agrees with other parties to deliver a specified amount of an identified currency at a specified future date. Typically the price is agreed upon at the time of the contract and payment for such a contract is made at the specified future date.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between one currency and another at an exchange rate and calculated by reference to an agreed principal amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made in the same currency at each due date.

Credit derivatives are used by the Company to enhance the return on the Company’s investment portfolio by creating credit exposure similar to an investment in public fixed maturity cash instruments. With credit derivatives the Company sells credit protection on an identified name, or a basket of names in a first to default structure, and in return receives a quarterly premium. With single name credit default derivatives, this premium or credit spread generally corresponds to the difference between the yield on the referenced name’s public fixed maturity cash instruments and swap rates, at the time the agreement is executed. With first to default baskets, the premium generally corresponds to a high proportion of the sum of the credit spreads of the names in the basket. If there is an event of default by the referenced name or one of the referenced names in a basket, as defined by the agreement, then the Company is obligated to pay the counterparty the referenced amount of the contract and receive in return the referenced defaulted security or similar security. See Note 16 for a discussion of guarantees related to these credit derivatives. In addition to selling credit protection, in limited instances the Company has purchased credit protection using credit derivatives in order to hedge specific credit exposures in the Company’s investment portfolio.

The Company uses “to be announced” (“TBA”) forward contracts to gain exposure to the investment risk and return of mortgage-backed securities. TBA transactions can help the Company to achieve better diversification and to enhance the return on its investment portfolio. TBAs provide a more liquid and cost effective method of achieving these goals than purchasing or selling individual mortgage-backed pools. Typically, the price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date. Additionally, pursuant to the Company’s mortgage dollar roll program, TBAs or mortgage-backed securities are transferred to counterparties with a corresponding agreement to repurchase them at a future date. These transactions do not qualify as secured borrowings and are accounted for as derivatives.

Embedded Derivatives

The Company sells variable annuity products, which may include guaranteed benefit features that are accounted for as embedded derivatives. These embedded derivatives are marked to market through “Realized investment gains (losses), net” based on the change in value of the underlying contractual guarantees, which are determined using valuation models.

The Company invests in fixed maturities that, in addition to a stated coupon, provide a return based upon the results of an underlying portfolio of fixed income investments and related investment activity. The Company accounts for these investments as available for sale fixed maturities containing embedded derivatives. Such embedded derivatives are marked to market through “Realized investment gains (losses), net,” based upon the change in value of the underlying portfolio.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

The table below provides a summary of the gross notional amount and fair value of derivatives contracts, excluding embedded derivatives which are recorded with the associated host by the primary underlying, as well as the derivative associated with the reinsurance contract. Many derivative instruments contain multiple underlyings.

	December 31, 2010			December 31, 2009
	Notional Amount	Fair Value		Notional Amount	Fair Value
		Assets	Liabilities		Assets	Liabilities
	(in thousands)			(in thousands)
Qualifying Hedge Relationships
Currency/Interest Rate	$2,941	$161	$—	$100,000	$—	$(1,625)

Total Qualifying Hedge Relationships	$2,941	$161	$—	$100,000	$—	$(1,625)

Non-qualifying Hedge Relationships
Interest Rate	$6,887,322	$272,099	$(114,961)	$5,581,621	$235,583	$(50,526)
Currency	6,547	—	(134)	8,289	31	—
Credit	161,500	2,428	(12,143)	141,975	13,316	(10,431)
Currency/Interest Rate	528,569	13,668	(29,993)	315,849	2,730	(43,921)
Equity	943	115	—	943	143	—

Total Non-qualifying Hedge Relationships	$7,584,881	$288,310	$(157,231)	$6,048,677	$251,803	$(104,878)

Total Derivatives (1)	$7,587,822	$288,471	$(157,231)	$6,148,677	$251,803	$(106,503)

(1)	Exclude embedded derivatives which contain multiple underlyings. The fair value of these embedded derivatives, included in “Fixed maturities, available for sale, at fair value” and “Future policy benefits” was a liability of ($6,649) and an asset of $14,152 at December 31, 2010 and a liability of ($8,033) and an asset of $13,258 at December 31, 2009, respectively. Also excludes the derivative associated with the reinsurance contract. The fair value of this derivative, included in “Other assets” was a liability of $14,152 at December 31, 2010 and a liability of $13,258 at December 31, 2009, respectively.

The following table provides the financial statement classification and impact of derivatives used in qualifying and non-qualifying hedge relationships, excluding the offset of the hedged item in an effective hedge relationship:

	Year Ended December 31,
	2010	2009	2008
	(in thousands)
Qualifying Hedges
Cash flow hedges
Currency/Interest Rate
Realized investment gains (losses), net	$198	$(1,625)	$—
Net investment income	23	—	—
Interest expense - (increase)/decrease	—	—	—
Other income	8	—	92
Accumulated other comprehensive income (1)	368	—	89

Total cash flow hedges	$597	$(1,625)	$181

Non-qualifying Hedges
Realized investment gains (losses), net
Interest Rate	$104,473	$(64,747)	$152,559
Currency	529	(282)	494
Currency/Interest Rate	18,289	(18,659)	8,638
Credit	(10,927)	(10,807)	11,839
Equity	(28)	142	(66)
Embedded Derivatives (Interest/Equity/Credit) and derivative associated with the reinsurance contract	3,084	5,536	(9,409)

Total Non-qualifying hedges	$115,420	$(88,817)	$164,055

Total Derivative Impact	$116,017	$(90,442)	$164,236

(1) Amounts deferred in Consolidated Statement of Stockholder’s Equity

For the year ended December 31, 2010, the ineffective portion of derivatives accounted for using hedge accounting was not material to the Company’s results of operations and there were no material amounts reclassified into earnings relating to instances in which the Company discontinued cash flow hedge accounting because the forecasted transaction did not occur by the anticipated date or within the additional time period permitted by the authoritative guidance for the accounting for derivatives and hedging.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Presented below is a roll forward of current period cash flow hedges in “Accumulated other comprehensive income” before taxes:

(in thousands)
Balance, December 31, 2007	$(359)
Net deferred gains on cash flow hedges from January 1 to December 31, 2008	89
Amount reclassified into current period earnings	—

Balance, December 31, 2008	(270)
Net deferred gains on cash flow hedges from January 1 to December 31, 2009	—
Amount reclassified into current period earnings	—

Balance, December 31, 2009	(270)
Net deferred gains on cash flow hedges from January 1 to December 31, 2010	597
Amount reclassified into current period earnings	(229)

Balance, December 31, 2010	$98

As of December 31, 2010, the Company does not have any qualifying cash flow hedges of forecasted transactions other than those related to the variability of the payment or receipt of interest or foreign currency amounts on existing consolidated financial instruments. The maximum length of time for which these variable cash flows are hedged is 7 years. Income amounts deferred in “Accumulated other comprehensive income” as results of cash flow hedges are included in “Change in net unrealized investment gains (losses)” in the Consolidated Statements of Stockholder’s Equity.

Credit Derivatives Written

The following tables set forth the Company’s exposure from credit derivatives where the Company has written credit protection excluding embedded derivatives contained in externally-managed investments in the European market, by NAIC rating of the underlying credits as of the dates indicated.

		December 31, 2010		December 31, 2009
NAIC Designation	Rating Agency Equivalent	First to Default Basket (1)		First to Default Basket (1)
		Notional	Fair Value	Notional	Fair Value
		(in thousands)
1	Aaa, Aa, A	$—	$—	$—	$—
2	Baa	—	—	6,500	6

	Subtotal Investment Grade	—	—	6,500	6
3	Ba	—	—	5,000	(70)
4	B	—	—	—	—
5	C and lower	—	—	—	—
6	In or near default	—	—	—	—

	Subtotal Below Investment Grade	—	—	5,000	(70)

Total		$—	$—	$11,500	$(64)

(1)	First-to-default credit swap baskets, which may include credits of varying qualities, are grouped above based on the lowest credit in the basket. However, such basket swaps may entail greater credit risk than the rating level of the lowest credit.

The Company entered into First to Default Basket credit derivatives where the Company has written credit protection. The notional value of these credit derivatives is zero and $11,500 thousand and the fair value was zero and a liability of $64 thousand as of December 31, 2010 and December 31, 2009 respectively. These amounts exclude embedded derivatives contained in externally-managed investments in the European market. Credit default swaps may include various industry categories.

The Company holds certain externally managed investments in the European market which contain embedded derivatives whose fair value are primarily driven by changes in credit spreads. These investments are medium term notes that are collateralized by investment portfolios primarily consisting of investment grade European fixed income securities, including corporate bonds and asset-backed securities, and derivatives, as well as varying degrees of leverage. The notes have a stated coupon and provide a return based on the performance of the underlying portfolios and the level of leverage. The Company invests in these notes to earn a coupon through maturity, consistent with its investment purpose for other debt securities. The notes are accounted for under U.S. GAAP as available for sale fixed maturity securities with bifurcated embedded derivatives (total return swaps). Changes in the value of the fixed maturity securities are reported in Stockholder’s Equity under the heading “Accumulated other comprehensive income” and changes in the market value of the embedded total return swaps are included in current period earnings in “Realized

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

investment gains (losses), net.” The Company’s maximum exposure to loss from these investments was $20,351 thousand and $18,987 thousand at December 31, 2010 and 2009, respectively.

In addition to writing credit protection, the Company has purchased credit protection using credit derivatives in order to hedge specific credit exposures in the Company’s investment portfolio. As of December 31, 2010 and 2009, the Company had $161,500 thousand and $130,475 thousand of outstanding notional amounts, reported at fair value as a liability of $9,715 thousand and an asset of $2,949 thousand, respectively.

Credit Risk

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial derivative transactions. Generally, the credit exposure of the Company’s over-the-counter (“OTC”) derivative transactions is represented by the contracts with a positive fair value (market value) at the reporting date after taking into consideration the existence of netting agreements.

The Company has credit risk exposure to an affiliate, Prudential Global Funding, LLC related to its over-the-counter derivative transactions. Prudential Global Funding, LLC manages credit risk with external counterparties by entering into derivative transactions with highly rated major international financial institutions and other creditworthy counterparties, and by obtaining collateral where appropriate. The Company effects exchange-traded futures transactions through regulated exchanges and these transactions are settled on a daily basis, thereby reducing credit risk exposure in the event of nonperformance by counterparties to such financial instruments.

Under fair value measurements, the Company incorporates the market’s perceptions of its own and the counterparty’s non-performance risk in determining the fair value of the portion of its OTC derivative assets and liabilities that are uncollateralized. Credit spreads are applied to the derivative fair values on a net basis by counterparty. To reflect the Company’s own credit spread a proxy based on relevant debt spreads is applied to OTC derivative net liability positions. Similarly, the Company’s counterparty’s credit spread is applied to OTC derivative net asset positions.

15.	DEBT

In March 2009, the State of Connecticut provided a $4,600 thousand loan to the Company at a below-market fixed interest rate of 1%, to promote economic development; this amount was recorded in “Other liabilities” in the Consolidated Statements of Financial Position. This interest rate is based in part on the fact that an unlimited guaranty is being provided by Prudential Financial, and the Company obtained a standby letter of credit in the amount of $4,945 thousand as collateral for the loan. A debt discount was recorded for the difference between the loan proceeds and the fair value of the debt as of the date of issuance based on the market interest rate. The Company paid off the loan in full, including interest, in October 2010. Total interest expense was $34 thousand and $37 thousand for the years ended December 31, 2010 and 2009.

The Company became a member of the Federal Home Loan Bank of Boston (“FHLBB”) in December 2009. Membership allows the Company access to collateralized advances. The Company’s membership in the FHLBB requires the ownership of member stock and borrowings from the FHLBB require the purchase of activity-based stock in an amount between 3.0% and 4.5% of outstanding borrowings depending on the maturity of the obligation. As of December 31, 2010, the Company had no advances outstanding under the FHLBB facility.

The Connecticut Department of Insurance (“CTDOI”) granted the Company consent to pledge up to $2,600 million of qualifying assets to secure borrowings through December 31, 2009 and granted an extension through December 31, 2011. PRIAC must seek re-approval from the CTDOI prior to borrowing additional funds after December 31, 2011. Based on eligible assets as of December 31, 2010 and 2009, the Company had an estimated maximum borrowing capacity, after taking into account applicable required collateralization levels and required purchases of activity based FHLBB stock, of approximately $1,105 million and $1,000 million, respectively.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

16. COMMITMENTS AND GUARANTEES, CONTINGENT LIABILITIES AND LITIGATION AND REGULATORY MATTERS

Commitments and Guarantees

The Company has various commitments related to its investment activities, some of which are contingent upon events or circumstances not under the Company’s control, including those at the discretion of the Company’s counterparty.

Commercial Mortgage and Other Loan Commitments

As of December 31, 2010
(in thousands)
Total outstanding commercial mortgage and other loan commitments	$87,284

Commitments to Purchase Investments (excluding Commercial Mortgage and Other Loans)

As of December 31, 2010
(in thousands)
Expected to be funded from the general account and other operations outside the separate accounts	$205,095
Expected to be funded from the separate accounts	34,971
Portion of separate account commitments with recourse to the Company	—

Credit Derivatives Written

As discussed in Note 14, the Company writes credit derivatives under which the Company is obligated to pay the counterparty the referenced amount of the contract and receive in return the defaulted security or similar security. The Company’s maximum amount at risk under these credit derivatives assumes the value of the underlying referenced securities become worthless. The Company has no outstanding credit derivatives written at December 31, 2010.

The Company is also subject to other financial guarantees and indemnity arrangements. The Company has provided indemnities and guarantees related to investments and other transactions that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. These obligations are typically subject to various time limitations, defined by the contract or by operation of law, such as statutes of limitation. In some cases, the maximum potential obligation is subject to contractual limitations, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, it is not possible to determine the maximum potential amount due under these guarantees. At December 31, 2010, the Company has no accrued liability balances associated with all other financial guarantees and indemnity arrangements.

Contingent Liabilities

On an ongoing basis, the Company’s internal supervisory and control functions review the quality of sales, marketing and other customer interface procedures and practices and may recommend modifications or enhancements. From time to time, this review process results in the discovery of product administration, servicing or other errors, including errors relating to the timing or amount of payments due to customers. In certain cases, if appropriate, the Company may offer customers remediation and may incur charges, including the cost of such remediation, administrative costs and regulatory fines.

It is possible that the results of operations or the cash flow of the Company in a particular annual period could be materially affected as a result of payments in connection with the matters discussed above or other matters depending, in part, upon the results of operations or cash flow for such period. The Company believes, however, that ultimate payments in connection with these matters, after consideration of applicable reserves and rights to indemnification, should not have a material adverse effect on the Company’s financial position.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Consolidated Financial Statements

Litigation and Regulatory Matters

The Company may be subject to various pending or threatened legal or regulatory proceedings arising from the conduct of its business. Most of these matters are routine and in the ordinary course of business. Litigation and regulatory matters are subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of a litigation or regulatory matter. The Company believes, however, that the ultimate outcome of all pending or threatened litigation or regulatory matters, after consideration of applicable reserves and rights to indemnification, should not have a material adverse effect on the Company’s financial position.

State Street Global Advisors

In October 2007, the Company filed an action in the United States District Court for the Southern District of New York, Prudential Retirement Insurance & Annuity Co. v. State Street Global Advisors, in the Company’s fiduciary capacity and on behalf of certain defined benefit and defined contribution plan clients of the Company, against an unaffiliated asset manager, State Street Global Advisors (“SSgA”) and SSgA’s affiliate, State Street Bank and Trust Company (“State Street”). This action seeks, among other relief, restitution of certain losses attributable to certain investment funds sold by SSgA as to which the Company believes SSgA employed investment strategies and practices that were misrepresented by SSgA and failed to exercise the standard of care of a prudent investment manager. Given the unusual circumstances surrounding the management of these SSgA funds and in order to protect the interests of the affected plans and their participants while the Company pursues these remedies, the Company implemented a process under which affected plan clients that authorized the Company to proceed on their behalf have received payments from funds provided by the Company for the losses referred to above. The Company’s consolidated financial statements for the year ended December 31, 2007 include a pre-tax charge of $82 million, reflecting these payments to plan clients and certain related costs. In September 2008, the United States District Court for the Southern District of New York denied the State Street defendants’ motion to dismiss claims for damages and other relief under Section 502(a)(2) of ERISA, but dismissed the claims for equitable relief under Section 502(a)(3) of ERISA. In October 2008, defendants answered the complaint and asserted counterclaims for contribution and indemnification, defamation and violations of Massachusetts’ unfair and deceptive trade practices law. In February 2010, State Street reached a settlement with the SEC over charges that it misled investors about their exposure to subprime investments, resulting in significant investor losses in mid-2007. Under the settlement, State Street paid approximately $313 million in disgorgement, pre-judgment interest, penalty and compensation into a Fair Fund that was distributed to injured investors and consequently, State Street paid the Company, for deposit into its separate accounts, approximately $52.5 million. By the terms of the settlement, State Street’s payment to the Company does not resolve any claims the Company has against State Street or SSgA in connection with the losses in the investment funds SSgA managed, and the penalty component of State Street’s SEC settlement (approximately $8.4 million) cannot be used to offset or reduce compensatory damages in the action against State Street and SSgA. In March 2011 the Court denied State Street’s motion for summary judgment and, in part, the Company’s motion for partial summary judgment on State Street’s counterclaims.

PART C

OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)	FINANCIAL STATEMENTS

(1)	Financial Statements of Prudential Retirement Insurance and Annuity Company (Depositor) and Financial Statements of the PRIAC Variable Contract Account A (Registrant) as of December 31, 2010 appear in the Statement of Additional Information (Part B of the Registration Statement). (Note 1)

(b)	EXHIBITS

(1)	Resolution of the Board of Directors of Prudential Retirement Insurance and Annuity Company authorizing establishment of the PRIAC Variable Contract Account A. (Note 2, Exhibit 1)

(2)	N/A

(3)	Distribution Agreement between Prudential Investment Management Services, Inc (Underwriter) and Prudential Retirement Insurance and Annuity Company (Depositor). (Note 2, Exhibit 3)

(4)	(a) Form of the Variable Annuity Contract (Note 1)

(b) Form of Active Life Certificate (IRA) (Note 1)

(c) Form of Active Life Certificate (Roth IRA) (Note 1)

(5)	Application form for the Contract (Note 1)

(6)	(a) Articles of Incorporation of Prudential Retirement Insurance and Annuity Company, as amended March 31, 2004. (Note 2, Exhibit 6(a))

(b) By-laws of Prudential Retirement Insurance and Annuity Company, as amended June, 2006. (Note 4, Exhibit 6(b))

(7)	Contract of reinsurance in connection with variable annuity contract. (Note 4, Exhibit 7(a))

(8)	Other material contracts performed in whole or in part after the date the registration statement is filed:

(a) Fund Participation Agreement (Prudential). (Note 1)

(b) Trust Agreement (Note 2, Exhibit 8(b))

(9)	Consent and Opinion of Adam Scaramella, Vice President and Corporate Counsel, as to the legality of the securities being registered.(Note 1)

(10)	Written consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.(Note 1)

(11)	N/A

(12)	N/A

(13)	Powers of Attorney for Christine C. Marcks; Michael J. Brandt; Bernard J. Jacob; John J. Kalamarides; James M. O’Connor; George P. Waldeck, Jr.; Scott G. Sleyster and Robert McLaughlin. (Note 1)

(Note 1)	Filed herewith.
(Note 2)	Incorporated by reference to Pre-Effective Amendment No. 2 to Form N-4 Registration Statement No. 333-139334, filed April 25, 2007 on behalf of the PRIAC VARIABLE CONTRACT ACCOUNT A.
(Note 3)	Incorporated by reference to Post-Effective Amendment No. 4 to Form N-4 Registration Statement No. 333-145632, filed November 13, 2007.
(Note 4)	Incorporated by reference to Pre-Effective Amendment No. 3 to Form N-4 Registration Statement No. 333-162553, filed May 4, 2010.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The directors and major officers of Prudential Retirement Insurance and Annuity Company are listed below:

Name and Principal Business Address	Position and Offices with Depositor
Christine C. Marcks 280 Trumbull Street Hartford, CT 06103-3509	President and Director

Michael J. Brandt 280 Trumbull Street Hartford, CT 06103-3509	Director, Senior Vice President and Chief Financial Officer

Bernard J. Jacob 751 Broad Street Newark, NJ 07102-3714	Director

John J. Kalamarides 280 Trumbull Street Hartford, CT 06103-3509	Director and Senior Vice President

James M. O’Connor 200 Wood Avenue South Iselin, NJ 08830-2706	Director, Senior Vice President and Chief Actuary

Scott G. Sleyster 2 Gateway CTR Newark, NJ 07102-5005	Director and Executive Vice President

George P. Waldeck, Jr. 280 Trumbull Street Hartford, CT 06103-3509	Director and Senior Vice President

Timothy L. Schmidt 2 Gateway CTR Newark, NJ 07102-5005	Senior Vice President

Robert H. Tyndall 280 Trumbull Street Hartford, CT 06103-3509	Senior Vice President

Robert L. Falzon 751 Broad Street Newark, NJ 07102-3714	Treasurer

Craig R. Gardner	Senior Investment Risk Officer

Name and Principal Business Address	Position and Offices with Depositor
2 Gateway CTR Newark, NJ 07102-5005

Richard R. Hrabchak 2 Gateway CTR Newark, NJ 07102-5005	Chief Investment Officer and Vice President

Robert McLaughlin 280 Trumbull Street Hartford, CT 06103-3509	Controller and Vice President

Stephen E. Wieler 200 Wood Avenue South Iselin, NJ 08830-2706	Secretary

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

Prudential Retirement Insurance and Annuity Company (“PRIAC”), a corporation organized under the laws of Connecticut, is a wholly-owned subsidiary of The Prudential Insurance Company of America (“Prudential”), a stock life insurance company organized under the laws of New Jersey. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (PFI), a New Jersey insurance holding company.

PRIAC may be deemed to control the following separate accounts which are registered as unit investment trusts under the Investment Company Act of 1940: PRIAC Variable Contract Account A, CIGNA Variable Annuity Separate Account I.

In addition, PRIAC and the Registrant may be deemed to be under common control with other insurers that are direct or indirect subsidiaries of PFI and their separate accounts.

The subsidiaries of Prudential Financial, Inc. are listed under Exhibit 21.1 of the Annual Report on Form 10-K of Prudential Financial, Inc., Registration No. 001-16707, filed February 25, 2011, the text of which is hereby incorporated by reference.

ITEM 27. NUMBER OF CONTRACT OWNERS

As of September 16, 2011, there are no owners of Contracts offered by the Registrant.

ITEM 28. INDEMNIFICATION

The Registrant, in conjunction with certain of its affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

Connecticut, being the state of organization of Prudential Retirement Insurance and Annuity Company (“PRIAC”), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of Connecticut law permitting indemnification can be found in Sections 33-770 to 33-779 of the Connecticut General Statutes Annotated. The text of PRIAC’s By-law, Article IX, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 6(b).

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

(a)	Prudential Investment Management Services LLC (PIMS)

PIMS is distributor and principal underwriter for the Prudential Investments and Target families of mutual funds.

PIMS is also distributor of the following other investment companies: Prudential’s Gibraltar Fund, Inc., The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, The Prudential Variable Contract Account-11, The Prudential Variable Contract Account-24, The Prudential Variable Contract GI-2, The Prudential Discovery Premier Group Variable Contract Account, The Prudential Discovery Select Group Variable Contract Account, and PRIAC Variable Contract Account A.

(b)	Information concerning the officers and directors of PIMS is set forth below.

NAME AND PRINCIPAL BUSINESS ADDRESS*	POSITIONS AND OFFICES WITH UNDERWRITER
Judy A. Rice	President and Chief Executive Officer

Scott E. Benjamin	Executive Vice President

Lori L. High 80 Livingston Avenue Roseland, NJ 07068-1752	Executive Vice President

Christine C. Marcks 280 Trumbull Street Hartford, CT 06103-3509	Executive Vice President

Gary F. Neubeck 2 Gateway Center Newark, NJ 07102 - 5005	Executive Vice President

Joanne M. Accurso-Soto	Senior Vice President

Peter J. Boland	Senior Vice President and Chief Operating Officer

Donnamarie B. Dellechiaie 200 Wood Avenue South Iselin, NJ 08830-2706	Senior Vice President

NAME AND PRINCIPAL BUSINESS ADDRESS*	POSITIONS AND OFFICES WITH UNDERWRITER
Mark R. Hastings	Senior Vice President and Chief Compliance Officer

Michael J. King 751 Broad Street Newark, NJ 07102-3714	Senior Vice President, Secretary and Chief Legal Officer

Iris Krug 80 Livingston Avenue Roseland, NJ 07068-1753	Senior Vice President

Michael J. McQuade	Senior Vice President, Comptroller and Chief Financial Officer

John L. Bronson 751 Broad Street Newark, NJ 07102-3714	Vice President and Deputy Chief Legal Officer

Richard W. Kinville 751 Broad Street Newark, NJ 07102-3714	Vice President and Anti-Money Laundering Officer

*	The address of each person named is Three Gateway Center, Newark, NJ 07102, unless otherwise noted above.

(c)	Commissions received by PIMS during last fiscal year with respect to annuities issued through the registrant separate account.

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Compensation
Prudential Investment Management Services, LLC	$-0-	$-0-	$-0-	$-0-

ITEM 30. LOCATION OF ACCCOUNTS AND RECORDS

All accounts, books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated there under are maintained by the Registrant through PRIAC at the following addresses:

Prudential Retirement Insurance and Annuity Company

280 Trumbull Street

Hartford, CT 06103

The Prudential Insurance Company of America

and Prudential Investment Management, Inc.

751 Broad Street

Newark, NJ 07102-3777

The Prudential Insurance Company of America

and Prudential Investment Management, Inc.

Gateway Buildings Two, Three and Four

100 Mulberry Street

Newark, NJ 07102

The Prudential Insurance Company of America

213 Washington Street

Newark, NJ 07102

The Prudential Insurance Company of America

and Prudential Investment Management, Inc.

80 Livingston Avenue

Roseland, NJ 07088

The Prudential Insurance Company of America

c/o Prudential Investment

30 Scranton Office Park

Scranton, PA 18507-1789

The Prudential Insurance Company of America

200 Wood Avenue South

Iselin, NJ 08830

State Street Bank and Trust Company

801 Pennsylvania Avenue

Kansas City, MO 64105

ITEM 31. MANAGEMENT SERVICES

Summary of any contract not discussed in Part A or Part B of the registration statement under which management-related services are provided to the Registrant—Not Applicable.

IITEM 32. UNDERTAKINGS

(a)	Registrant undertakes to file a post-effective amendment to this Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b)	Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)	Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d)	Prudential Retirement Insurance and Annuity Company hereby represents that the fees and charges deducted under the contracts described in this Registration Statement are in the aggregate reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Prudential Retirement Insurance and Annuity Company.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Hartford and the State of Connecticut, on this 16th day of September, 2011.

PRIAC VARIABLE CONTRACT ACCOUNT A (Registrant)

BY:	/s/ Srinivas D. Reddy
SRINIVAS D. REDDY
VICE PRESIDENT, INSTITUTIONAL INCOME, PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY (Depositor)

BY:	/s/ Srinivas D. Reddy
SRINIVAS D. REDDY VICE PRESIDENT, INSTITUTIONAL INCOME, PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURE AND TITLE

*
CHRISTINE C. MARCKS
PRESIDENT AND DIRECTOR

*
MICHAEL J. BRANDT
CHIEF FINANCIAL OFFICER, SENIOR VICE PRESIDENT AND DIRECTOR

*
BERNARD J. JACOB
DIRECTOR

*
JOHN J. KALAMARIDES
SENIOR VICE PRESIDENT AND DIRECTOR

*
JAMES M. O’CONNOR
SENIOR VICE PRESIDENT, CHIEF ACTUARY AND DIRECTOR

*
GEORGE P. WALDECK, JR.
SENIOR VICE PRESIDENT AND DIRECTOR

*
SCOTT G. SLEYSTER
EXECUTIVE VICE PRESIDENT AND DIRECTOR

*
ROBERT MCLAUGHLIN
CONTROLLER AND VICE PRESIDENT

*BY:	/s/ Adam Scaramella
ADAM SCARAMELLA
(ATTORNEY-IN-FACT)

EXHIBIT INDEX

Exhibit No.	Description

4(a)	Form of the Variable Annuity Contract

4(b)	Form of the Active Life Certificate (IRA)

4(c)	Form of the Active Life Certificate (Roth IRA)

5	Application form for the Contract

8(a)	Fund Participation Agreement (Prudential)

9	Consent and Opinion of Adam Scaramella, Vice President and Corporate Counsel, as to the legality of the securities being registered.

10	Written consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

13	Powers of Attorney for Christine C. Marcks; Michael J. Brandt; Bernard J. Jacob; John J. Kalamarides; James M. O’Connor; George P. Waldeck, Jr.; Scott G. Sleyster and Robert McLaughlin. (Note 1)